Form 10-K, Exhibit 13
period 1994-07-31
ROHR INC
filed 1994-09-26
CIK 84801

                                  ROHR, INC.
                              1994 ANNUAL REPORT

                               TABLE OF CONTENTS

ROHR PROFILE..........................................................   A-1

SELECTED FINANCIAL DATA...............................................   A-2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.................................................   A-3

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA...........................   A-18

ROHR PROFILE

Incorporated in Delaware in 1969, Rohr, Inc., is the successor to an aerospace manufacturing company founded in San Diego in 1940 and is now headquartered in Chula Vista, California.

    The Company had approximately 4,900 full-time employees at the end of fiscal 1994 and is an Equal Opportunity Employer.

Shareholder Information
    Rohr's common stock is traded principally on the following markets:
    -- New York Stock Exchange (RHR)
    -- Pacific Stock Exchange (RHR)
    -- The Stock Exchange, London
    The number of common shareholders of record on July 31, 1994 was 4,915. The Company's fiscal year is August 1 to July 31.

10-K Report Requests
    The Company will provide a copy of its most recent report to the Securities and Exchange Commission on Form 10-K (excluding the exhibits thereto) upon the written request of any beneficial owner of the Company's securities as of the record date for the Annual Meeting (October 7, 1994) without charge. Copies of the exhibits to Form 10-K are also available upon request and after payment of the cost of reproducing such exhibits. Such request should be addressed to Rohr, Inc., Attention: Shareholder Services, 850 Lagoon Drive, Chula Vista, CA 91910-4308.

Transfer Agent and Registrar
    Rohr's common stock transfer agent and registrant is the First Chicago Trust Company of New York at:
    P.O. Box 2500, Jersey City, NJ 07303-2500
    (Correspondence and address changes)
    P.O. Box 2506, Jersey City, NJ 07303-2506
    (Certificate transfers)
    Telephone: (800) 446-2617.

Communicating with Rohr
Mailing Address and Parcel Deliveries:
    850 Lagoon Drive
    Chula Vista, CA 91910-4308
Main Telephone: (619) 691-4111
Employment: (619) 691-4062
Investor Relations: (619) 691-3002
Purchasing: (619) 691-2331
Shareholder Services: (619) 691-2214
Telecopier: (619) 691-2905
Telex: 69-5038

                         Stock Price by Fiscal Quarter


                                1994                         1993
- - ------------------------------------------------------------------------
                           High        Low            High         Low
- - ------------------------------------------------------------------------
First Quarter            $ 8-3/4      $6-3/4        $12-7/8      $10-1/8
Second Quarter            11-1/2       7-1/8         13-1/8        9-1/4
Third Quarter             11-1/8       8             12-1/2        8-5/8
Fourth Quarter            11-5/8       8-1/4         10-1/4        6-1/2
- - ------------------------------------------------------------------------

SELECTED FINANCIAL DATA
(in thousands except for per-share data, number of employees, percentages and ratios)

                                                                                Year ended July 31,
- - --------------------------------------------------------------------------------------------------------------------------
                                                           1994          1993          1992          1991          1990
- - --------------------------------------------------------------------------------------------------------------------------

Results of Operations (1):
   Sales                                                $  918,141    $1,149,503    $1,251,502    $1,361,766    $1,067,770
   Operating income (2)                                     51,389         8,562        44,801        97,353        30,810
   Operating profit margin                                     5.6%          0.7%          3.6%          7.1%          2.9%
   Net income (loss) from continuing
     operations                                              4,669       (24,257)          996        28,566          (442)
   Income (loss) from discontinued operations -
      net of taxes                                           2,258        (6,324)          459         1,951           481
   Cumulative effect through July 31, 1992
     of accounting changes - net of taxes (3)                    -      (223,950)            -             -             -
   Net income (loss)                                    $    6,927    $ (254,531)   $    1,455    $   30,517    $       39
   Net income (loss) per average share
     of common stock:
       Income (loss) from continuing operations         $     0.26    $    (1.35)   $     0.05    $     1.63    $    (0.02)
       Income (loss) from discontinued operations             0.12         (0.36)         0.03          0.11          0.02
       Cumulative effect through July 31, 1992,
         of accounting changes - net of taxes (3)                -        (12.50)            -             -             -
       Net income (loss)                                $     0.38    $   (14.21)   $     0.08    $     1.74    $     0.00
   Proforma amounts from continuing operations (4)
       Income (loss)                                    $    4,669    $  (24,257)   $  (35,314)   $  (20,944)   $  (58,410)
       Income (loss) per average share of
         common stock                                   $     0.26    $    (1.35)   $    (1.99)   $    (1.20)   $    (3.28)
   Cash dividends per share of
    common stock                                                 -             -             -             -             -
- - --------------------------------------------------------------------------------------------------------------------------
 Financial Position at July 31:
   Total assets                                         $1,056,847    $1,017,786    $1,363,958    $1,411,498    $1,329,308
   Indebtedness                                            588,990       531,608       572,594       636,070       551,227
   Net financings (5)                                      537,567       601,669       656,472       730,512       645,709
   Shareholders' equity                                    146,909       182,243       448,866       441,401       413,713
   Debt-to-equity ratio                                     4.01:1        2.92:1        1.28:1        1.44:1        1.33:1
   Return on average equity                                    4.2%            -           0.3%          7.1%            -
   Book value per common share                                8.14         10.13         25.17         25.23         23.42
   Number of full-time employees
      at year end                                            4,900         6,500         9,200        11,200        11,500
   Backlog - firm                                        1,200,000     1,400,000     1,900,000     2,200,000     2,500,000
   Backlog - anticipated                                 2,500,000     2,600,000     2,300,000     2,800,000     2,600,000
- - --------------------------------------------------------------------------------------------------------------------------

(1) Results of Operations through fiscal 1993 have been restated to separately reflect discontinued operations.
(2) Fiscal year 1993 and 1992 include special provisions as more fully discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations.
(3) In the third quarter of fiscal 1993, the Company changed certain elements of its application of accounting principles relating to long-term programs and contracts, and adopted the provisions of SFAS Nos. 106 and 109. See Note 2 of the Notes to the Consolidated Financial Statements.
(4) Assumes the changes in the application of accounting principles for long-term programs and contracts are applied retroactively.
(5) Net financings include indebtedness plus the receivables sales program, which is reflected as a reduction to accounts receivable, and two sale-leaseback transactions, accounted for as operating leases, reduced by cash, cash equivalents, and short-term investments. See Notes 3 and 7 of the Notes to the Consolidated Financial Statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


General

  The following discussion and analysis presents management's assessment of material developments affecting the Company's results of operations, liquidity and capital resources for the three years ended July 31, 1994. Years prior to 1994 have been restated for the effect of the sale of the business jet line of business as a discontinued operation. These discussions should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto. Comparisons between periods may not be meaningful because of significant changes the Company made in certain of its accounting policies, effective August 1, 1992, and the substantial provisions taken in the third quarters of both fiscal 1992 and 1993.

  On certain long-term programs under which spares are sold directly to the airlines, the Company accounts for profit and loss under the program method of accounting. Under the program method of accounting, the quantity of units in the profit center includes existing and anticipated orders and is predicated upon contractual arrangements with customers and market forecasts. Included within the program quantity are spares anticipated to be sold concurrent with production units which, as a percentage of total deliveries, increase as a program matures. Historically, spares have been sold at higher prices than production units. This inclusion of anticipated orders for production units and spares in the program quantity generally increases margins in the early program years and decreases margins in the later program years compared to the margins that would be reported under other methods of accounting. Programs for which the Company uses the program method of accounting and for which spares are significant are as follows: V2500, CF6-80C, CFM56-5, A340 and MD-90. See "Notes to Consolidated Financial Statements--Note 1b."

Industry Outlook

  Commercial airlines' demand for new aircraft is highly dependent upon consumer demand for air travel, stability of fuel and ticket prices, replacement of older aircraft (which is influenced by the time required for, and the economics of, compliance with noise and maintenance regulations), the availability of temporarily deactivated aircraft, and the financial capabilities of the airlines and leasing companies to accept ordered aircraft and to exercise aircraft purchase options. Such demands and capabilities historically have been related to the stability and health of the United States and world economies. Since the production of aircraft can take up to two years, production in the aircraft manufacturing industry (including production by subcontractors such as the Company) lags behind changes in the general economy.

  In 1990 through 1992, airlines' passenger capacity increased rapidly as the commercial aircraft industry produced record numbers of aircraft, peaking with 830 aircraft in 1991. During this same period, the United States and world economies experienced recession and slow growth, United States scheduled airlines reported operating losses averaging approximately $2 billion per year, while non-United States scheduled airlines reported significantly reduced profits. In 1991, United States and world airline passenger traffic decreased by 1.9% and 2.3%, respectively. This was the first year in the history of the industry that world airline passenger traffic had decreased. Aircraft deliveries by the commercial aircraft manufacturing industry have been declining. The industry delivered 830 new commercial transport aircraft in 1991, 785 in 1992 and 628 in 1993. In response to the deferral and cancellation of orders from their customers, airframe and engine manufacturers have rescheduled future production levels, laid off workers, shortened employee work periods, and passed production slowdowns on to their suppliers, including the Company. Although aircraft order backlog remains relatively high, excess capacity currently exists in the airline industry due to the high number of deliveries in the early 1990s, unused aircraft which were previously delivered and the weakened condition of the airline industry. Offsetting factors include the potentially large aircraft replacement market fueled by noise legislation and aging fleets.

  In 1993, United States scheduled airlines achieved approximately $1 billion of operating profit. In addition, world airline passenger traffic grew by 8.2% in 1992 and 3.5% in 1993.

  Industry analysts have predicted, consistent with long-term historical patterns, that worldwide airline passenger traffic will grow on the average approximately 5% to 6% per year over the long-term. Factors favoring long-term passenger traffic growth include the improving economic outlook, pricing pressures from low-cost carriers and the potential expansion of air travel in emerging markets.

Company Outlook

  As a result of the slow-down in the commercial aerospace industry and reductions in the Company's military and space programs, the Company's revenues from continuing operations have decreased approximately 33% from a high in fiscal 1991 to fiscal 1994. In response to these conditions, management has taken aggressive actions to reduce costs, increase competitiveness, improve earnings, and maximize cash flow.

  The Company has reduced its workforce from a peak of approximately 12,100 at July 31, 1989, to approximately 6,500 at July 31, 1993, and approximately 4,900 at July 31, 1994. The Company has improved the ratio of indirect employees to direct employees from 1:2.0 at July 31, 1993, to 1:2.8 at July 31, 1994.

  To reduce excess capacity and to increase overall production efficiencies through higher utilization of its remaining facilities, the Company sold its Auburn, Washington plant and deferred completion of a new facility in Arkadelphia, Arkansas. The Company also has reduced capital expenditures from an average of $45 million per year over the prior five fiscal years to $5.8 million in fiscal 1994. Expenditures over the next four years are expected to average under $20 million per year.

  The Company has experienced pressures from customers to reduce prices. In response, the Company, on certain programs, has incorporated or is in process of incorporating design changes, allowing for a more cost effective manufacture of certain products and is exerting pressure on its own suppliers to reduce prices. The Company's commercial airline customers have also reduced their spare parts inventory levels. The Company expects that orders for and deliveries of commercial aircraft will continue to be affected through calendar 1995 by the adverse United States and world economic conditions which existed in prior years.

Results of Operations

Discontinued Operations

  In the fourth quarter of fiscal 1994 the Company sold and commenced the transfer of its business jet line of business which is accounted for as a discontinued operation in accordance with Accounting Principles Board Opinion No. 30. The purchase agreement requires the Company, over the next several months, to manufacture and deliver certain components and transfer program engineering and tooling. The statements of operations for prior fiscal years have been restated to account for the business jet line of business as a discontinued operation. This business generated approximately $40.3 million, $25.6 million and $28.2 million of revenue respectively in fiscal 1994, fiscal 1993 and fiscal 1992. See "Notes to Consolidated Financial Statements--Note 11."

Fiscal 1994 compared to Fiscal 1993

  Sales from continuing operations declined 20% from $1,149.5 million in fiscal year 1993 to $918.1 million for fiscal 1994, due primarily to reduced
deliveries.    Commercial sales aggregated 86% and government sales 14% in both fiscal 1994 and fiscal 1993.

  The Company reported operating income of $59.3 million, an operating margin of 6.5% for fiscal year 1994, excluding the impact from unusual items. Including the effect of the unusual items of $7.9 million, operating income was $51.4 million, a margin of 5.6%. The unusual items were the write-off of unamortized pension past service costs related to the reduction of employment levels, net of a gain on the sale of the Company's Auburn, Washington facility. Operating results in fiscal 1994 benefited from the Company's downsizing, related reductions in overhead expenses and improved program results. During fiscal 1993, the

Company reported operating income of $8.6 million after the effect of a $25.0 million net provision for asset and liability valuations and other costs related to the planned consolidation activity. In addition, fiscal 1993 results were adversely impacted by losses on tooling and design efforts and cost problems related to certain programs.

  Net interest expense was $46.8 million for the year ended July 31, 1994, compared to $47.9 million for fiscal 1993. The new financings described in "Liquidity and Capital Resources" will increase interest expense in fiscal year 1995.

  Net income from continuing operations for fiscal 1994 was $4.7 million or 26 cents per share compared to a net loss from continuing operations of $24.3 million or $1.35 per share in fiscal 1993. The net impact of the unusual items described above was to reduce net income for fiscal 1994 by $4.8 million or 27 cents per share. The increase in federal income tax rates resulting from the Omnibus Budget Reconciliation Act, implemented in August 1993, increased net income in fiscal 1994 by $2.8 million or 16 cents per share and increased the deferred tax asset.

Additional Items

  The Company is still experiencing softness in orders by airlines for spare components, which caused the Company to revise its spare delivery forecast on certain programs. The Company generally attributes recent reductions in spares sales to the surplus aircraft in the current marketplace. As a result of such surplus, aircraft deliveries have declined and the initial spares sold to support newly delivered aircraft have also declined. In addition, airlines are maintaining lower spares levels; the existence of surplus aircraft has reduced the level of spares supplies needed to keep an airline's entire fleet in operation. Also, improved product quality appears to have reduced spares requirements.

  The Company expects the percentage of Company revenues attributable to government sales to decline in future years. The production for the Titan rocket motor casing program, which accounted for 4% of revenues in fiscal 1994, is expected to decline substantially in fiscal 1995 and may end. The Company's military sales are primarily associated with older programs which are being phased out of production. The Company expects to complete its production of the C-130 program in 1996.

  The Company reached an agreement with International Aero Engines on the V2500 program for Airbus A319, A320, and A321 aircraft under which the Company will continue to manufacture key program components and provide total system support. Retention of this program under mutually agreeable contractual terms was a key objective of the Company.

  During fiscal 1994, the Company and the U.S. Air Force settled various contract disputes. Contemporaneously with this settlement the Company and the United States Attorney for the Central District of California settled the previously reported civil and criminal investigations. These settlements were in line with reserves previously provided.

  The Company has determined not to sell its overhaul and repair business and now intends to retain the business as part of its total product support services.

Fiscal 1993 Compared with Fiscal 1992

  Sales from continuing operations declined from $1,251.5 million in fiscal 1992 to $1,149.5 million in fiscal 1993. Commercial sales benefited from deliveries on the Airbus A340 program, and start-up of the MD-90 program. However, commercial sales in fiscal 1993 were negatively impacted by delivery rate reductions. Government sales for the comparable period declined due to events in the previous year, including the termination of the C-5 spare pylon program and completion of F-14 production deliveries. Commercial sales aggregated 86% and government sales 14% in both fiscal 1993 and fiscal 1992.

  General and administrative expenditures declined $9.2 million from $53.0 million in fiscal 1992 to $43.8 million in fiscal 1993. The decline was primarily the result of work force reductions, postponement of annual wage increases, and other ongoing cost cutting efforts. General and administrative expenses in fiscal 1993 were charged as period expenses. General and administrative expenditures in fiscal 1992 were, in part, inventoried and relieved through cost of sales as units were delivered. This change was made as part of the change in application of accounting principles.

  The Company's operating income from continuing operations was $8.6 million for fiscal 1993 compared to operating income of $44.8 million for fiscal 1992. Fiscal 1993 operating income was negatively impacted by $36.3 million due to the change in application of accounting principles relating to long-term programs and contracts. These changes will also continue to impact results negatively in the near term, but are expected to positively impact operating results in the long-term. Results for the year were also adversely affected by net provisions aggregating $25.0 million for plant closure, inventory obsolescence and other asset valuations, other costs related to the planned consolidation process, and various items of litigation. In addition, results reflect a reduction in anticipated sale of spare parts on the V2500, CF6-80C, CFM56-5 and A340 programs. The Company generally attributes recent reductions in spares sales to the surplus aircraft in the current marketplace. As a result of such surplus, aircraft deliveries have declined and the initial spares sold to support newly delivered aircraft have also declined. In addition, airlines are maintaining lower spares levels; the existence of surplus aircraft has reduced the level of spares supplies sufficient to keep an airline's entire fleet in operation.
Also, improved product quality appears to have reduced spares requirements. In addition, fiscal 1993 results reflect increased costs associated with assembly labor performance on certain out-of-production spare programs. Operating results in fiscal 1992 were adversely impacted by a number of special provisions approximating $50 million. Paramount was a provision for potential losses arising as a result of the government's termination for default of the C-5 spare pylon program. Operating results for fiscal 1992 were also impacted by provisions relating to the Company's investment in the Valsan 727 re-engining program, which was negatively impacted by delayed implementation of U.S. noise regulations, and by provisions for closure of the Company's Auburn facility and future settlement of possible criminal and civil proceedings concerning certain government programs. In fiscal year 1992, operating results were also impacted by cost problems on certain out-of production spares programs.

  In fiscal 1993, the Company achieved better labor performance than in fiscal 1992. This is attributed, in part, to the generally higher seniority level of the Company's work force as a result of the Company's recent downsizing activities.

  Estimates of anticipated spare part sales were reduced on the McDonnell Douglas MD-90 program resulting in a decline of projected operating income from this program in future years. Negotiation of a new long-term agreement on the PW4000 program resulted in revised cash flow estimates that delay recovery of the Company's investment on that program.

  Net interest expense was $47.9 million for the year ended July 31, 1993, as compared to $63.4 million for the same period the previous year. The 1992 period included a charge of $18.3 million during the third quarter of fiscal 1992 for interest cost attributed to the IRS audit adjustment to the Company's 1984 and 1985 federal tax returns. The 1993 period also included interest expense for income tax liabilities. Net of the interest for income tax liabilities, interest expense in 1993 was lower than in fiscal 1992 due to lower average borrowings and lower interest rates.

  Effective August 1, 1992, the Company changed certain elements of its application of accounting principles relating to long-term programs and contracts and general and administrative expenses; adopted SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other than Pensions;" and adopted SFAS No. 109, "Accounting for Income Taxes." The combined effect of adopting the new accounting changes for fiscal year 1993 was a charge to net income of $24.6 million ($1.37 per average common share). The effect on continuing operations was $22.4 million ($1.25 per average common share). The cumulative effect through July 31, 1992 of adopting the new accounting changes was a one-time charge of $224.0 million, net of income taxes ($12.50 per average common share), with a corresponding reduction in shareholders' equity.

     Net loss was $254.5 million for the year ended July 31, 1993, as compared to income of $1.5 million for fiscal 1992, primarily as a result of the $224.0 million charge for the cumulative effect of the accounting changes described above, the effect of the accounting change in 1993 of $39.9 million ($24.6 million after tax) and the $25.0 million ($15.4 million after tax) special provision.

  The net loss for the year ended July 31, 1993 is net of tax benefits totaling $158.0 million. These tax benefits offset existing deferred tax liabilities at July 31, 1992 and resulted in a net deferred tax asset of $103.0 million at July 31, 1993.

Liquidity and Capital Resources

  The Company significantly improved its liquidity in fiscal 1994 and believes that it has sufficient resources to meet its needs. At July 31, 1994, the Company had $133.6 million of cash, cash equivalents and short-term investments in addition to a $110 million revolving credit agreement. There were no amounts outstanding under this agreement at July 31, 1994. However the total availability is reduced by any letters of credit issued under the agreement; at July 31, 1994, a $16.9 million letter of credit was outstanding.

  For fiscal year 1994, cash provided by operating activities totaled $80.5 million compared with $81.1 million for fiscal 1993. Cash provided by operating activities for fiscal 1994 included significant settlements associated with the restructuring of certain contracts, several one time payments for non-recurring tasks and proceeds from the sale of the business jet line of business. In fiscal 1993, cash provided by operating activities included one-time receipts by the Company for design and tooling efforts and similar non-recurring tasks. Also contributing to the positive cash flow in both fiscal 1994 and 1993 were cost reduction efforts, improved productivity and increased utilization of assets partly arising from programs to shorten lead times allowing the Company to respond more timely to changing customer requirements. Cash provided by operations is subject to significant variations from period to period.

  In the fourth quarter of fiscal 1994, the Company completed its public offering of $100 million of 11.625% Senior Notes due May 2003, and the concurrent public offering of $57.5 million of 7.75% Convertible Subordinated
Notes due May 2004.   Both series of notes are general unsecured obligations of
the Company paying interest semiannually commencing November 1994, and do not have sinking fund requirements. The convertible subordinated notes are convertible at the option of the holder at any time prior to maturity into shares of the Company's common stock at a conversion price of $10.35 per share.

  Upon the issuance of the notes, the Company used $64 million of the proceeds to repay all borrowings under its revolving credit agreement. Also, effective upon the issue date of these new notes, the Company amended the revolving credit agreement, extending the credit commitment through April 1997. The revised commitment is initially for $110 million and is reduced by $10 million every six months beginning October 1995 until it reaches $80 million. This amendment, as well as amendments to other of the Company's principal financing agreements, revised the existing financial covenant levels and removed the requirement that the Company issue $100 million of subordinated debt on or prior to August 1, 1994.

  The Company's total financings (balance sheet debt plus off-balance sheet financings) aggregated $671.1 million at July 31, 1994, an increase of $27.2 million from July 31, 1993. Balance sheet debt increased $57.4 million from $531.6 million on July 31, 1993 to $589.0 million on July 31, 1994. During fiscal 1994, the Company repaid its $35 million medium term note, made the annual $12.5 million principal payment on its 9.35% senior notes and repaid the $50 million bank debt outstanding at July 31, 1993. At July 31, 1994, the Company had $133.6 million of cash, cash equivalents and short term investments compared to $42.2 million at July 31, 1993.

  The Company is a party to a $60.0 million accounts receivable facility, an off-balance sheet financing, under which it sells receivables from specified customers on an on-going basis. Due to the slowdown in the aerospace industry, the amount of outstanding receivables from these customers has fallen below levels which existed at the start of the facility. As a result, the Company has elected to deposit cash collateral from time to time as required to support the facility and has withdrawn such cash when it is no longer required to be deposited. At July 31, 1994, $26.5 million of cash collateral was on deposit. Subsequent to the end of the fiscal year, the Company applied $20 million of this cash on deposit to reduce the financing level to $40 million.

  The Company is also a party to certain equipment leases, treated as an off-balance sheet financing, and has granted the lessors a security interest in selected customer receivables to secure $10 million of obligations. If the parties who lease this equipment to the Company do not assign approximately one-half of their beneficial interest in the leased equipment by January, 1995, the equipment lessors may require the Company to prepay up to $10 million of its equipment lease obligation. Subsequent to the end of the fiscal year, the Company notified the equipment lessors of its intent to repurchase approximately $22 million of equipment to satisfy this requirement and release the security interest.

  The Company's existing debt level reflects the substantial investments made by the Company in the late 1980s and early 1990s in the design, development, tooling, certification and other start-up costs associated with new aircraft programs. Except for the MD-90, the Company has substantially completed the large investments required by these programs and most are now well into production. Airframe and engine manufacturers are expected to introduce relatively few new programs in the next several years, and accordingly, the Company believes that its financing requirements for new programs have been reduced as compared to prior periods.

  At July 31, 1994, the reported underfunded status (excess of accrued benefit obligations over plan assets) of the Company's defined benefit plans increased by $68.6 million from July 31, 1993 to a total of $124.1 million. This increase in the underfunded status resulted primarily from a reduction in the discount rate used to calculate the present value of future pension plan liabilities for financial reporting purposes. The Company reduced its discount rate to 7.5 % for its fiscal year 1994 valuation from the 8.5% used for its 1993 valuation. This increase in the underfunded pension liabilities resulted in a charge to shareholders' equity in fiscal 1994 of $42.6 million and a $29.3 million increase to the Company's deferred tax asset account.

  The Company's required minimum annual contribution to its defined benefit plans is determined in accordance with IRS regulations. Due to the underfunded status of the plans, these regulations required the Company to increase its annual cash contributions to the pension plans. These regulations are designed to substantially eliminate pension plan underfunding within five years based on the current funded status of the plans. During fiscal 1994, the Company's contributions to its defined benefit plans aggregated $17.0 million and subsequent to year end the Company made a contribution of $36.0 million in fiscal 1995. This increased level of contributions is expected to continue until the funded status of the plans improves. The Company expects to have sufficient liquidity to make these increased contributions. See Note 9 of the Notes to Consolidated Financial Statements.

  The Company's net inventory decreased to $363.2 million at July 31, 1994 from $439.7 million at July 31, 1993. Production inventory declined reflecting the reduced sales volume and the efforts of management to control inventory levels through shorter lead times and just-in-time contracts. These reductions were partially offset by an increase in pre-production inventory, primarily in the MD-90 and A340 programs.

  Capital expenditures for property, plant and equipment totaled $5.8 million for fiscal year 1994, down from $27.5 million for fiscal year 1993. Capital expenditures in fiscal year 1993 were higher than fiscal year 1994, due to expenditures for new office and manufacturing facilities. In addition, the Company substantially curtailed capital expenditures for fiscal year 1994 in line with other cost cutting efforts. The Company believes that the amount it plans to spend on capital expenditures over the next several years will be sufficient to meet the Company's production requirements.

  The Company's firm backlog, which includes the sales price of all undelivered units covered by customers' orders for which the Company has production authorization, was approximately $1.2 billion at July 31, 1994 compared to $1.4 billion at July 31, 1993. Approximately $0.7 billion of the $1.2 billion backlog is scheduled to be delivered in fiscal year 1995. (Sales during any period include sales which were not part of backlog at the end of the prior period.) Customer orders in firm backlog are subject to rescheduling and/or termination for customer convenience; however, in certain cases the Company is entitled to an adjustment in contract amounts. The Company has an additional $2.5 billion in anticipated backlog, which represents the sales price of units which the Company expects that its customers will order under existing contracts and the Company will deliver within seven years.

Environmental Matters

  The Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), and under certain analogous state laws for the cleanup of contamination resulting from past disposal of hazardous substances at several sites to which the Company, among others, sent such substances in the past. CERCLA requires the cleanup of sites from which there has been a release or threatened release of hazardous substances, and authorizes the Environmental Protection Agency ("EPA") to take any necessary response actions at such sites, including ordering PRPs to cleanup or contribute to the cleanup of a Superfund site. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for response cost.

  In June 1987, the U.S. District Court of Los Angeles, in U.S. et al, vs. Stringfellow, granted partial summary judgment against the Company and 14 other defendants on the issue of liability under CERCLA. Subsequently, the State of California was found liable and an allocation of its responsibility was made. The most recent estimate the Company has made of its liability, assuming the court order allocating substantial liability to the State of California is upheld, assuming the 1989 EPA estimate of total cleanup costs is not exceeded (although the EPA cautioned the actual costs could have a variation of 30% less or 50% higher than its estimate), and assuming tentative allocations among the Company and all other users of the site will approximate the final allocation of aggregate user liability, shows a Company expenditure ranging from $5 to $8 million over and above sums spent to date. However, the Company estimates further assume that the EPA selects a final remedial action of moderate technology and cost, rather than one of several more radical ones previously suggested, but apparently discarded at this point, by the EPA. Expenditures by the Company for cleanup of this site during fiscal 1994 were approximately $0.8 million and are expected to be approximately

$0.6 million during fiscal 1995. From inception to July 31, 1994, the Company has expended approximately $3.3 million on cleanup costs for this site. Applicable law provides for continuing liability for future remedial work beyond existing agreements and consent decrees. The Company also has claims against its comprehensive general liability insurers for insurance reimbursement, for past and future costs, none of which has yet been recorded in the financial records of the Company except for sums actually paid in certain insurance settlements.

  The Company is also involved in several other proceedings and investigations related to waste disposal sites and other environmental matters. It is difficult to estimate the ultimate level of environmental expenditures for these various other environmental matters due to a number of uncertainties at this early stage, including the complexity of the related laws and their interpretation, alternative cleanup technologies and methods, insurance and other recoveries, and in some cases the extent or uncertainty of the Company's involvement. However, preliminary estimates of cleanup costs for the Rio Bravo, Chatham Brothers and Casmalia waste disposal sites were approximately $7 million, $30 million and $70 million respectively, and the Company's share (based on estimated, respective volumes of discharges into such sites by all generators, all of which cannot now be known with certainty) could approximate $0.5 million for the Rio Bravo site, $0 for the Chatham Brothers site (based on the Company's belief that it never used that site), and $1.8 million for the Casmalia site. The Company does not yet know about the ability of all of the other waste generators using the Casmalia and Rio Bravo sites to fund their allocable share, and the Company could be found jointly and severally liable with all waste generators using such sites. The Company has made claims against its insurance carriers for certain of these items, and has received claims acknowledgment letters reserving the rights of such carriers. The insurers have alleged or may allege various defenses to coverage, although no litigation has been commenced.

  During the year ended July 31, 1994, the Company expended, for the environmental items described above and also for other environmental matters (including environmental protection activities in the normal operation of its plants), a total of approximately $6.1 million. These expenditures covered various environmental elements, including hazardous waste treatment and disposal costs, environmental permits, environmental consultants, fines or donations (which were not material, either individually or in the aggregate) and environmental remediation (including Stringfellow), no significant part of which was capitalized. Assuming the usage of all of these various environmental elements remains substantially the same for fiscal 1995 as in fiscal 1994, which the Company anticipates, costs for these elements in fiscal year 1995 should be comparable to the current rate of expenditure for fiscal 1994.

  Based upon presently available information, the Company believes it has sufficient reserves and that aggregate costs in relation to all environmental matters of the Company will not have a material adverse effect on the Company's financial condition, liquidity, results of operations or capital expenditures.

Income Taxes

  In fiscal 1993, the Company adopted, SFAS No. 109, "Accounting for Income Taxes." This standard requires the recognition of future tax benefits, predicated upon current tax law, attributable to tax credit carryforwards, deductible temporary differences, and net operating losses (NOLs). The value of the tax asset is effectively reduced through the establishment of a valuation allowance if, based on the weight of available evidence, it is "more likely than not" that some or all of the deferred tax asset will not be realized.

  When tax effected at July 31, 1994 tax rates, the Company's deductible temporary differences, tax credit carryforwards and NOLs result in a deferred tax asset of $133.5 million, consisting of $112.9 million for federal tax purposes and $20.6 million for state tax purposes. Based on tax rates in effect on July 31, 1994, the Company must generate approximately $339 million of future taxable income (net of $142 million of taxable income that the Company will report as a result of the automatic reversal of existing taxable temporary differences between asset and liability values for financial reporting and income tax purposes) prior to the expiration of the Company's NOLs in 2003 through 2009 for full realization of the net deferred tax asset. The Company believes it will be able to generate, on average, at least $38 million in pretax income for each of the next nine years, in order to fully utilize the deferred tax asset (assuming all temporary differences between asset and liability values for financial reporting and income tax purposes reverse during that period). This level of pretax income would be $33.4 million in excess of reported fiscal 1994 pretax income of $4.6 million from continuing operations.

  The ultimate realization of the Company's deferred tax asset is dependent upon the generation of sufficient future taxable income during the available federal and state NOL carryforward periods. Management expects that a sufficient level of taxable income will result in years subsequent to fiscal 1994 and prior to the expiration of the NOLs to realize the deferred tax asset recorded at July 31, 1994. The Company's long-term contracts and programs require long range sales and profit forecasts, but also provide the Company opportunities to generate future taxable income necessary to realize the deferred tax asset recorded. Following is a summary of the positive evidence which leads the Company to believe that a valuation allowance is not necessary, as it is more likely than not that the deferred tax assets will be realized:

. During fiscal years 1990 through 1993, there were a number of highly unusual and unpredictable events and other industry factors that caused the Company to have poor financial results. These items are generally described below.

  The aerospace industry was experiencing unprecedented growth in the late 1980s and through 1991. The Company was required to deliver its products more rapidly and was involved in several new product development efforts for a number of engine nacelles and pylons. The Company added a significant number of engineers to handle design changes for new products under development, and experienced even greater engineering demands due mostly to difficulties in changing the PW4000 nacelle from the Airbus A300/A310 configuration to the new MD-11 configuration and in developing the MD-11 pylon.

  The Company's rapid expansion of its work force, introduction of new programs and start-up of satellite facilities were extremely disruptive and cost consuming. As the Company worked to produce initial units under new programs, a substantial portion of work was being performed by relatively inexperienced employees. Additionally, there were significant start-up costs in relocating production among facilities. The Company also experienced difficulties on its government programs as a result of disagreements over redefined acceptance criteria.

. The conditions leading to an expanding work force, transfers to satellite plants and heavy use of engineers on new programs have drastically changed. Currently, the Company and the industry are in a downturn with orders being delayed and/or canceled. The Company has been downsizing and has implemented and will continue to make significant cost reductions in response to the industry downturn in order to enhance overall profitability. Additionally, the Company should be able to utilize its resources in a more balanced and stable manner. Engineering needs have been drastically reduced as most of the programs that were in the development stage throughout the late 1980s and early 1990s have been introduced to the market. Significant design costs for new product development are not anticipated over the next several years.

. The Company's direct sales of spare parts to the airlines are expected to increase as nacelle programs on which the Company sells spare parts directly to the airlines mature. Generally, the Company earns a higher margin on the direct sales of spare parts to airlines than it does on the sales of spare parts to prime contractors (for resale to the airlines). Prices for direct spare part sales are higher than prices for spare parts sold to prime contracts, in part, because of additional costs related to the technical and customer support activities provided to the airlines.


. The Company's assets present significant opportunities to accelerate taxable income into the NOL carryforward period. Tax planning strategies such as leveraged lease transactions, the sale-leaseback of certain property, the revision of depreciation methods for tax purposes and reductions in foreign sales corporation commissions could generate taxable income in excess of $100 million.

  The following table shows the taxable income that will need to be generated over the next 20 years in order to realize the deferred tax asset:

                                                        5-Year Time Interval
                                             ----------------------------------------------
                                              1995-99    2000-04    2005-09   2010 & Beyond
                                             --------   --------   --------   -------------
                                                   (Dollar amounts in millions)
NOLs                                         $    0     $   79     $   61          $  0
Tax credits                                       0         21          3             0
Future deductible temporary differences           0          0          0           317
                                             ------     ------     ------          ----
 Total                                       $    0     $  100     $   64          $317
                                             ======     ======     ======          ====

  Future deductible temporary differences begin to reverse in fiscal 1995. Taxable income needed to realize the portion of the deferred tax asset related to future deductible temporary differences will need to be generated before the end of the 15-year period following the reversal of those temporary differences.

  The availability of the Company's NOLs may be limited under the Tax Reform Act of 1986 as a result of changes that may occur in the ownership of the Company's stock in the future, principally relating to a change in control. Management has considered this factor in reaching its conclusion that it is "more likely than not" that future taxable income will be sufficient to realize fully the deferred tax asset reflected on the balance sheet.

  The IRS has audited the Company's tax returns through fiscal 1985. In fiscal 1993, the IRS issued a Revenue Agent's Report challenging the Company's adoption in 1984 of the completed contract method of accounting ("CCMA"), the Company's tax deduction for funding liabilities related to a Voluntary Employee Benefit Association and certain other matters. The Company filed a protest with the Appeals Office of the IRS and, in fiscal 1994, the IRS conceded that the Company was entitled to use CCMA. The Company is negotiating a resolution of the remaining adjustment issues with the IRS. The Company believes that the resolution of these remaining issues will not have a material adverse effect on the Company and its financial position.

  Reconciliation of the Company's income (loss) before taxes for financial statement purposes to U.S. taxable income for the years ended July 31, 1994, 1993 and 1992 is as follows (in thousands):

                                                                    YEAR ENDED JULY 31,
                                                               1994        1993        1992
                                                             ---------   ---------   ---------
Income (loss) before taxes from continuing operations        $  4,553    $(39,321)   $(18,572)
Income (loss) before taxes from discontinued operations         3,777     (10,250)        757
                                                             --------    --------    --------
Income (loss) before taxes                                      8,330     (49,571)    (17,815)
Non-U.S. income                                                (1,160)     (3,181)     (5,493)
Add (subtract) permanent differences                            1,187      (1,464)     (1,872)
State taxes                                                       (11)       (259)       (151)
Temporary differences:
     Inventories                                               37,895     (12,222)    (66,706)
     Employee benefits                                         (1,878)    (10,386)     (9,253)
     Depreciation                                             (19,333)     13,766      19,187
     Leveraged leasing                                          6,193       5,128      21,253
     Deferred gain on sale/leaseback                           (1,177)     21,906
     Other items - net                                         (4,861)     (3,887)     (1,421)
                                                             --------    --------    --------
U.S. taxable income (loss)                                   $ 25,185    $(40,170)   $(62,271)
                                                             ========    ========    ========

CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                                   July 31,
- - ------------------------------------------------------------------------------------
                                                                 1994          1993
- - ------------------------------------------------------------------------------------
Assets

Cash and cash equivalents                                  $  115,996    $   42,186
Short-term investments                                         17,568             -
Accounts receivable                                            93,143        94,140
Inventories:
 Work-in-process                                              444,076       560,139
 Raw materials, purchased parts and supplies                   23,441        32,575
 Less customers' progress payments and advances              (104,321)     (152,976)
- - ------------------------------------------------------------------------------------
  Inventories - net                                           363,196       439,738
Deferred tax asset                                             36,353        13,654
Prepaid expenses and other current assets                      18,493        16,861
- - ------------------------------------------------------------------------------------
 Total Current Assets                                         644,749       606,579

Property, Plant and Equipment - Net                           222,063       239,045
Investment in Leases                                           37,145        38,233
Deferred Tax Asset                                             97,135        89,348
Other Assets                                                   55,755        44,581
- - ------------------------------------------------------------------------------------
                                                           $1,056,847    $1,017,786
====================================================================================
Liabilities and Shareholders' Equity

Trade accounts and other payables                          $  129,674    $  166,916
Salaries, wages and benefits                                   37,100        38,623
Taxes on income                                                 2,343             -
Current portion of long-term debt                              14,952        50,719
- - -----------------------------------------------------------------------------------
 Total Current Liabilities                                    184,069       256,258

Long-Term Debt                                                574,038       480,889
Pension and Post-Retirement Obligations - Long-Term           125,004        63,040
Other Obligations                                              26,827        35,356
Commitments and Contingencies (Note 8)                              -             -

Shareholders' Equity:
 Preferred stock, $1 par value per share,
  10 million shares authorized, none issued                         -             -
 Common stock, $1 par value per share,
  authorized 50,000,000 shares; issued and
  outstanding 18,041,680 and 17,995,866 shares,
  respectively                                                 18,042        17,996
 Additional paid-in capital                                   102,598       102,312
 Retained earnings                                             82,168        75,241
 Minimum pension liability adjustment                         (55,899)      (13,306)
- - ------------------------------------------------------------------------------------
Total Shareholders' Equity                                    146,909       182,243
- - ------------------------------------------------------------------------------------
                                                           $1,056,847    $1,017,786
====================================================================================

  The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except for per-share data)

                                                           Year ended July 31,
- - --------------------------------------------------------------------------------------
                                                    1994         1993         1992
- - --------------------------------------------------------------------------------------
   Sales                                           $918,141   $1,149,503   $1,251,502
   Costs and Expenses                               830,474    1,097,141    1,196,534
   General and Administrative Period
     Expenses (Notes 2 & 4)                          28,352       43,800       10,167
   Unusual Items (Note 9)                             7,926            -            -
- - --------------------------------------------------------------------------------------
   Operating Income                                  51,389        8,562       44,801
   Interest - Net                                    46,836       47,883       63,373
- - --------------------------------------------------------------------------------------
   Income (Loss) From Continuing Operations
    Before Taxes On Income                            4,553      (39,321)     (18,572)
   Taxes (Benefit) on Income                           (116)     (15,064)     (19,568)
- - --------------------------------------------------------------------------------------
   Income (Loss) From Continuing Operations           4,669      (24,257)         996
   Income (Loss) from Discontinued Operations
     - Net of Taxes                                   2,258       (6,324)         459
   Cumulative Effect Through
     July 31, 1992, of Accounting Changes
     - Net of Taxes (Note 2)                              -     (223,950)           -
- - --------------------------------------------------------------------------------------
   Net Income (Loss)                                 $6,927    $(254,531)    $  1,455
======================================================================================

   Net Income (Loss) Per Average Share
     of Common Stock:
       Income (Loss) From Continuing Operations      $ 0.26    $   (1.35)    $   0.05
       Income (Loss) From Discontinued Operations      0.12        (0.36)        0.03
       Cumulative Effect Through July 31, 1992, of
         Accounting Changes (Note 2)                      -       (12.50)           -
- - --------------------------------------------------------------------------------------
   Net Income (Loss)                                 $ 0.38    $  (14.21)    $   0.08
======================================================================================
   Pro Forma Amounts from Continuing Operations
     Assuming the Changes in the Application of
     Accounting Principles for Long-Term Programs and
     Contracts are Applied Retroactively:
        Net Income (Loss)                            $4,669    $ (24,257)    $(35,314)
        Net Income (Loss) per Average Share
          of Common Stock                            $ 0.26    $   (1.35)    $  (1.99)
======================================================================================

  The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

- - ----------------------------------------------------------------------------------------------------------------
                                                         Common Stock   Additional               Minimum Pension
                                                          Par Value      Paid-In      Retained      Liability
                                                          $1 a Share     Capital      Earnings     Adjustment
- - ----------------------------------------------------------------------------------------------------------------
    Balance at August 1, 1991                                 $17,497    $  95,587    $328,317          $      -

      Common stock issued to employee benefit plans               319        4,995
      Stock plans activity                                         17          679
      Net income                                                                         1,455
- - ----------------------------------------------------------------------------------------------------------------
    Balance at July 31, 1992                                   17,833      101,261     329,772

      Common stock issued to employee benefit plans                67          673
      Stock plans activity                                         96          378
      Net loss                                                                        (254,531)
      Minimum pension liability adjustment (Note 9)                                                      (13,306)
- - ----------------------------------------------------------------------------------------------------------------
    Balance at July 31, 1993                                   17,996      102,312      75,241           (13,306)

      Stock plans activity                                         46          286
      Net Income                                                                         6,927
      Minimum pension liability adjustment (Note 9)                                                      (42,593)
- - ----------------------------------------------------------------------------------------------------------------
    Balance at July 31, 1994                                  $18,042     $102,598     $82,168          $(55,899)
- - ----------------------------------------------------------------------------------------------------------------

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents  (in thousands)

                                                                                      Year ended July 31,
- - -----------------------------------------------------------------------------------------------------------------
                                                                               1994          1993          1992
- - -----------------------------------------------------------------------------------------------------------------
Operating Activities:
 Net income (loss)                                                        $   6,927     $(254,531)    $   1,455
 Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization                                              22,538        25,578        27,855
  Cumulative effect of accounting changes - net of taxes                          -       223,950             -
  Changes due to (increase) decrease in operating assets:
     Accounts receivable                                                     27,500        84,013        53,174
     Inventories - net                                                       71,497        34,447         5,990
     Prepaid expenses and other assets                                       (1,459)        4,514        10,910
  Changes due to increase (decrease) in operating liabilities:
     Trade accounts and other payables                                      (49,429)      (17,478)       27,362
     Taxes on income and deferred taxes                                       1,176       (29,432)      (20,816)
  Other                                                                       1,783         9,996         4,412
- - -----------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                80,533        81,057       110,342
- - -----------------------------------------------------------------------------------------------------------------
Investing Activities:
 Purchase of short-term investments                                         (17,568)            -             -
 Proceeds from sale-leaseback transactions                                        -        52,247             -
 Purchase of property, plant and equipment                                   (5,784)      (27,536)      (62,933)
 Net advances on discontinued operations                                      5,045             -             -
 Other, including investment in leases                                         (907)       (1,180)       21,789
- - -----------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                     (19,214)       23,531       (41,144)
- - -----------------------------------------------------------------------------------------------------------------
Financing Activities:
 Proceeds from 9.33% senior notes                                                 -        62,000             -
 Net proceeds from 11.625% senior notes                                      95,690             -             -
 Net proceeds from 7.75% convertible subordinated notes                      55,515             -             -
 Annual principal payment of 9.35% senior notes                             (12,500)      (12,500)            -
 Repayment of medium-term notes                                             (35,000)      (10,000)       (5,000)
 Net short-term borrowings (repayments)                                           -       (20,000)      (57,000)
 Long-term borrowings under revolving credit agreement                      115,000        90,000       300,000
 Repayment of borrowings under revolving credit agreement                  (165,000)     (120,000)     (290,000)
 Repayment of other long-term borrowings                                     (2,618)      (36,387)      (11,890)
 Proceeds (repayment) from cash values in insurance policies                 (9,907)        9,907             -
 Reduction in sales of receivable equivalents                                     -       (45,000)      (15,000)
 Cash collateral for receivable sales program                               (26,503)            -             -
 Stock contributions to employee benefit plans                                    -           741         5,314
 Other                                                                       (2,186)       (2,285)          (58)
- - -----------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                      12,491       (83,524)      (73,634)
- - -----------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                             73,810        21,064        (4,436)
Cash and Cash Equivalents, Beginning of Year                                 42,186        21,122        25,558
- - -----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                                    $ 115,996     $  42,186     $  21,122
- - -----------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Information:
  Cash Paid During the Year for:
   Interest, net of amount capitalized                                    $  41,622     $  47,758     $  53,936
   Income taxes                                                                 174         9,802         2,243
Non-Cash Investing and Financing Activities:
   Sale of receivables                                                            -        60,000             -
   Repurchase of receivable or inventory equivalents                              -      (105,000)            -
- - -----------------------------------------------------------------------------------------------------------------

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

  This summary of significant accounting policies reflects the accounting policies in effect as of August 1, 1992. See Note 2 for changes in accounting policies which became effective August 1, 1992.

a.  Principles of Consolidation

  The consolidated statements include the accounts of Rohr, Inc. and all subsidiaries ("Company"). Total assets and sales of foreign subsidiaries are not significant.

  Prior years' statements of operations have been restated to reflect the business jet line of business as a discontinued operation. In addition, certain reclassifications have been made to prior years to conform to current year presentation.

b.  Sales and Earnings

  The Company follows the guidelines of Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (the contract method of accounting) for certain commercial and all governmental contracts, except that the Company's contract accounting policies differ from the recommendations of SOP 81-1 in that revisions of estimated profits on contracts are included in earnings by the Company under the reallocation method rather than the cumulative catch-up method. Contract accounting generally places limitations on the combining of contracts and prohibits the anticipation of future contracts in determining the contract profit center. Approximately one-half of the Company's sales during fiscal year 1994 are accounted for using the contract method of accounting. In the third quarter of fiscal 1993, the Company made significant changes, effective August 1, 1992, to certain elements of its application of accounting principles relating to its long-term contracts as described in Note 2.

  Several major commercial programs, under which spares and technical product support are sold directly to airlines, are accounted for under the program method of accounting, a method which existed in practice for many years prior to the issuance of SOP 81-1. Guidelines for use of program accounting have been developed in practice and are not codified by authoritative accounting literature. This method of accounting is followed by relatively few public companies in a limited number of industries. It applies in situations where the economics of producing and marketing the program product extend beyond the initial production order. The most significant differences from contract accounting are that (1) the quantity of units included in the profit center under program accounting includes existing and anticipated contracts, and (2) program units may be sold to more than one customer. The Company uses program accounting in those circumstances where it is able to make reasonably dependable estimates of (1) the value of anticipated production units and spares sales in future contracts,
(2) the length of time to produce and sell those additional production units and spares, and (3) the production costs and selling prices associated with such units and spares. Typically, the Company applies program accounting on programs for which the Company is responsible for total systems integration and continuing product support. The Company initially adopted the program method of accounting in 1988 in response to the changing characteristics of its contracting environment.

  Profit is estimated based on the difference between total estimated revenue and total estimated cost of a contract or program and is recognized evenly as a uniform percentage of sales value on all remaining units to be delivered. Current revenue does not anticipate higher or lower future prices, but includes units delivered at actual sales prices. A constant contract or program margin is achieved by deferring or accelerating a portion of the average unit cost on each unit delivered. Cost includes the estimated cost of the pre-production effort (primarily tooling and design), plus the cost of manufacturing both a specified number of production units and, under the program method of accounting, those spares which are expected to be delivered concurrently with such production units. The specified number of production units used to establish the profit margin is predicated upon market forecasts and does not exceed the lesser of those quantities assumed in original program pricing or those quantities which the Company now expects to deliver in the periods assumed in original program pricing. The number of units used to estimate profit margin is increased when firm orders exceed the number of units used for pricing purposes (a firm order authorizes the Company to commence production). Spares, as a percentage of total deliveries, increase as a program matures and historically have been sold at higher prices than production units. This higher price reflects, in part, additional costs related to technical and customer support activities.

  Under both the contract and program methods of accounting, the Company's sales are primarily under fixed-price contracts, many of which contain escalation clauses and require delivery of products over several years. Sales and profits on each contract or program are recognized primarily in accordance with the percentage-of-completion method of accounting, using the units-of-delivery method. Revisions of estimated profits on contracts or programs are included in earnings by the reallocation method, which spreads the change in estimate over current and future deliveries. Any anticipated losses on contracts or programs and overruns of program preproduction costs are charged to earnings when identified. Both the contract and program methods of accounting involve the use of various estimating techniques to project estimated costs at completion and may include estimates of recoveries on claims asserted against the customer for changes in specification. These estimates involve various assumptions and projections relative to the outcome of future events. Paramount are assumptions relative to labor performance and anticipated future labor rates, and projections relative to material and overhead costs. These assumptions involve various levels of expected performance improvements. Program accounting also requires estimates of the market for a program and the spares expected to be ordered. The Company reevaluates its estimates quarterly for all significant contracts and programs. Changes in estimates are reflected in the current and future periods.

  Included in sales are amounts arising from contract terms that provide for invoicing a portion of the contract price at a date after delivery. Also included are: negotiated values for units delivered; and anticipated price adjustments for contract changes, claims, escalation, and estimated earnings in excess of billing provisions resulting from the percentage-of-completion method of accounting. Certain contract costs are estimated based on the learning curve concept discussed in Note 1c.

c.  Inventories

  Inventories of raw materials, purchased parts and supplies are stated at the lower of average cost or estimated realizable value. Inventoried costs on long-term contracts and programs include certain pre-production costs, consisting primarily of tooling and design costs, and production costs, including applicable overhead. As the production costs for early units are charged to work-in-process inventory at an actual unit cost in excess of the estimated average cost for all units projected to be delivered over the entire contract or program, a segment of inventory described as the excess of production costs over estimated average unit cost (and referred to as excess-over-average inventory) is created. Generally, excess-over-average inventory, which may include production (but not pre-production) cost over-runs, builds during the early years of the contract or program when the efficiencies resulting from learning are not yet fully realized and declines as the program matures. Under the learning curve concept, an estimated decrease in unit labor hours is assumed as tasks and production techniques become more efficient through repetition of the same manufacturing operation and through management action such as simplifying product design, improving tooling, purchasing new capital equipment, improving manufacturing techniques, etc. For programs under the program method of accounting, excess-over-average inventory also builds until sales of spares, as a percentage of total sales, equal or exceed the percentage used for the overall profit margin calculation.

  Inventoried costs are reduced by the estimated average cost of deliveries computed as a uniform percentage of sales value.

  In the event that work-in-process inventory plus estimated costs to complete a specific contract or program exceeds the anticipated remaining sales value of such contract or program, such excess is charged to current earnings, thus reducing inventory to estimated realizable value.

  In accordance with industry practice, costs in inventory include amounts relating to programs and contracts with long production cycles, much of which is not expected to be realized within one year.

  See Note 2, which describes certain changes in the application of accounting principles and the effect of such changes on inventories.

  d.  Property, Plant and Equipment

  Property, plant and equipment is recorded at cost or, in the case of assets under capital leases, the lower of the present value of minimum lease payments or fair market value. Depreciation and amortization is computed by the straight-line method over the estimated useful lives of the various classes of assets or, in the case of capitalized leased assets, over the lease term if shorter. When assets are retired or disposed of, the assets and related accumulated depreciation are eliminated and any resulting gain or loss is reflected in income.

  e.  Pension and Health Plans

  Pension costs include current costs plus the amortization of transition assets over periods up to 14 years. The Company funds pension costs in accordance with plan and legal requirements. The Company adopted, effective August 1, 1992, the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Post-Retirement Benefits other than Pensions". This standard requires the Company to accrue the expected cost of subsidizing an employee's post-retirement health care benefits during the employee's service period. See Note 9b.

  f.  Research and Development

  Research and development costs incurred for the development of proprietary products are expensed as incurred. These costs have not been material to operations during the periods presented. Design efforts performed under contract generally consist of the adaptation of an existing capability to a particular customer need and are accounted for as an element of contract costs.

  g.  Income Taxes

  The Company adopted, effective August 1, 1992, the provisions of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized based upon temporary differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. See Note 6.

  h.  Net Income Per Average Share of Common Stock

  Net income per share was determined by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the year. The assumed conversion of the Company's convertible debentures was anti-dilutive. As a result, only primary earnings per share is presented in the Company's Consolidated Statements of Operations.

i.  Cash Equivalents

  For purpose of the statement of cash flows, the Company considers all investments and highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost which approximates market.

j. Short-Term Investments

  Short-term investments are highly liquid investments with a maturity of 91 days to one-year and generally issued by the U.S. Treasury, federal agencies, municipalities, banks and major corporations. Short-term investments are stated at cost which approximates market.

k.  Industry Segments

  The Company considers itself to operate in one significant industry segment.

Note 2 - Accounting Changes

a.  Introduction

  In the third quarter of fiscal 1993, the Company changed, effective August 1, 1992, certain elements in the application of accounting principles relating to long-term programs and contracts. In addition, in fiscal 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other than Pensions," and SFAS No. 109, "Accounting for Income Taxes". Each change requires that the Company calculate the effect of the change in accounting principles on retained earnings as of the first day in the fiscal year of change. These changes do not affect the Company's cash flow. Each of these changes is discussed separately below.

  Prior year financial statements have not been restated to apply the provisions of adopting these standards.

   b.  Long-Term Contracts

  In fiscal 1993, the Company changed certain elements of its application of accounting principles relating to long-term programs and contracts, effective August 1, 1992. Certain costs previously carried in inventory for amortization over future deliveries are now expensed. These costs included certain pre-certification costs, consisting primarily of tooling and design expenses in excess of negotiated contractual values, that are now expensed as identified. In addition, prior to the accounting change, general and administrative expenses were expensed as period charges, except for (1) such expenses that were clearly related to production in accordance with Accounting Research Bulletin No. 43 and had contractual revenue coverage and (2) other amounts charged to commercial programs which did not have a material impact upon the results of operations. The financial result of capitalizing these latter amounts of general and administrative expense was not material due to the offsetting impact upon operations resulting from their inclusion as an element of total costs for purposes of determining contract and program gross margins. Following a thorough review of its accounting policies, the Company concluded there was a need, particularly in light of the current aerospace environment, to have financial results more closely reflect near-term program economics (cash flow and internal rate of return). As a result, these program changes generally reduced the number of production units and spares used in the calculation of overall profit margins. While the previous methods of applying the Company's accounting principles were in accordance with generally accepted accounting principles
(GAAP), the changed policies are preferable. The application of these policies produces program and contract estimates that are based on shorter delivery periods, allowing a better matching of revenues and expenses. The cumulative effect of these changes for the periods through July 31, 1992, was a charge of $219.7 million, net of income tax benefits of $136.3 million. The effect of these changes on the year ended July 31, 1993, was to increase the net loss from continuing operations before the cumulative effect of the changes in accounting principles by $22.4 million ($1.25 per average common share), net of income tax benefits of $13.9 million.

   In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes", pro forma amounts from continuing operations are shown for net income
(loss) and net income (loss) per average share of common stock for all periods presented. The pro forma amounts presented in the Consolidated Statements of Operations reflect the retroactive application of these accounting changes, net of income tax benefits (which were allocated ratably over the pro forma restated periods) for each period presented. Primarily as a result of these changes, excess-over-average inventory decreased from $323.7 million at July 31, 1992 to $75.4 million at July 31, 1993 and pre-production inventory decreased from $258.4 million at July 31, 1992 to $181.0 million at July 31, 1993.

 c.  Post-Retirement Benefits Other Than Pensions

  The Company adopted, effective August 1, 1992, SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other than Pensions". The accumulated post-retirement benefit obligation for active employees and retirees was recorded using the immediate recognition transition option. See Note 9b. This standard requires companies to accrue the expected cost of providing health care benefits to retired employees and their dependents during the employees' service periods. The Company previously charged the cost of providing these benefits on a pay-as-you-go basis. The cumulative effect of this change for the periods through July 31, 1992 was a charge of $4.3 million, net of income tax benefits of $2.7 million. The effect of the change on the year ended July 31, 1993 was not material.

d.  Income Taxes

  The Company also adopted, effective August 1, 1992, SFAS No. 109, "Accounting for Income Taxes". See Note 6. The cumulative effect of this change for periods through July 31, 1992 was not material by itself. However, under this standard, the Company recorded a substantial deferred tax asset as a result of the other changes in accounting principles and certain other charges recorded in the year ended July 31, 1993.

e.  Effect of Changes

  The cumulative effect of the changes as of August 1, 1992 and the effect of the changes on net loss before the cumulative effect of the changes in accounting principles on the year ended July 31, 1993 were as follows ($ in millions except per share data):


                                                     Cumulative Effect                    Effect on the Year
                                                    at  August 1, 1992                   Ended July 31, 1993
                                             ---------------------------------     ------------------------------
                                                                (Loss) Per                         (Loss) Per
                                                Net          Average Share of         Net        Average Share of
                                              (Loss)           Common Stock         (Loss)       Common Stock (1)
                                             --------       -----------------      --------      -----------------
Change in application of accounting
 principles relating to long-term
 programs and contracts-net of taxes         $(219.7)            $(12.26)           $(24.6)           $(1.37)

Post-retirement benefits other than
 pensions-net of taxes                          (4.3)               (.24)                -                 -
                                             -------             -------            ------            ------

                                             $(224.0)            $(12.50)           $(24.6)           $(1.37)
                                             =======             =======            ======            ======

(1) Effect on continuing operations was a loss of $22.4 million or $1.25 per share, net of income tax benefits of $13.9 million.

  The cumulative effect of adopting SFAS No. 109, "Accounting for Income Taxes", for periods through July 31, 1992 and the effect on the year ended July 31, 1993 was not material by itself. However, under this standard, the Company recorded a substantial deferred tax asset as a result of the other changes in accounting principles and certain other charges recorded in the year ended July 31, 1993.

Note 3 - Accounts Receivable

  Accounts receivable, which relate primarily to long-term programs and contracts, consist of the following (in thousands):


                                                  July 31,
- - ---------------------------------------------------------------
                                               1994      1993
- - ---------------------------------------------------------------
Amount billed                                 $67,487   $40,628
Recoverable costs and accrued profit on
 units delivered but not billed                10,351    13,436
Recoverable costs and accrued profit on
 progress completed but not billed                871       810
Unrecovered costs and estimated profit
 subject to future negotiations                14,434    39,266
- - ---------------------------------------------------------------
                                              $93,143   $94,140
===============================================================

   "Recoverable costs and accrued profit on units delivered but not billed" represent revenue recognized on contracts for amounts not billable to customers at the balance sheet date. This amount principally represents delayed payment terms along with escalation and repricing predicated upon deliveries and final payment after acceptance. Some of these recoverable costs are expected to be billed and collected in the normal course of business beyond one year.

   "Recoverable costs and accrued profit on progress completed but not billed" represent revenue recognized on contracts based on the percentage-of-completion method of accounting and is anticipated to be billed and collected in accordance with contract terms, which may be longer than one year.

   "Unrecovered costs and estimated profit subject to future negotiations" consist of contract tasks completed for which a final price has not been negotiated with the customer. Amounts in excess of agreed upon contract prices are recognized when it is probable that the claim will result in additional contract revenue and the amounts can be reliably estimated. Included in this amount at July 31, 1994 are estimated recoveries on constructive change claims related to government imposed redefined acceptance criteria on the Grumman F-14 and the Boeing E3/E6 programs. During fiscal year 1994, the claims on the Boeing KC-135 and Lockheed C-5 production programs, which in addition to the claims above were included in the 1993 balance, were settled. Management believes that amounts reflected in the financial statements are reasonable estimates of the ultimate settlements. The resolution of these items may take several years.

   The Company is party to a $60 million accounts receivable facility under which it sells receivables through a subsidiary to a trust on an ongoing basis. The investors' interests in the trust, net of the cash collateral discussed below, are reported as a reduction to accounts receivable. The Company's subsidiary holds the remaining interest in the trust which fluctuates in value depending upon the amount of receivables owned by the trust from time to time. Due to the slowdown in the aerospace industry, the amount of outstanding receivables owned by the trust has fallen below levels which existed at the start of the facility. As a result, the Company has elected to deposit cash collateral from time to time as required to support the facility. At July 31, 1994, the Company had cash collateral on deposit totaling $26.5 million. The cost associated with the sale of receivables under the current facility is 7.57% per year. These costs, and those of the predecessor facility, all of which have been reflected as a reduction in sales values, were $4.5 million, $5.3 million, and $7.0 million in fiscal 1994, 1993, and 1992 respectively.

 Sales

   The Company's sales to major customers including related program spares, expressed as a percentage of total sales, during the following periods are summarized as follows:

                                                 Year ended July 31,
      ---------------------------------------------------------------
                                                1994    1993    1992
      ---------------------------------------------------------------

      International Aero Engines                  16%      9%      8%
      General Electric                            15      14      12
      Pratt & Whitney                             14      17      15
      Rolls-Royce                                 10       8       7
      CFM International                            9       8       2
      Boeing                                       9      11      13
      McDonnell Douglas                            7      11      18
      Lockheed                                     6       3       3
      U.S. Government                              3       2       2
      Airbus Industrie                             3       6       9
      Grumman                                      1       -       1
      Other                                        7      11      10
      ---------------------------------------------------------------

   Total sales to the U.S. Government (including direct sales and indirect sales through prime contractors) accounted for 14% of sales from continuing operations in each of the three years ended July 31, 1994.

   Commercial products sold by the Company to jet engine manufacturers are ultimately installed on aircraft produced by the major commercial airframe manufacturers, Airbus Industrie, Boeing and McDonnell Douglas. Sales to foreign customers accounted for 24%, 26% and 22% of total sales for fiscal 1994, 1993 and 1992, respectively. Of the total sales, 22%, 23% and 19% were to Europe for fiscal 1994, 1993 and 1992, respectively.

 Note 4 - Inventories

   Work-in-process inventories, which relate primarily to long-term contracts and programs, are summarized as follows (in thousands, except quantities):


                                         Aircraft Order Status (1)                       Company Order Status
                                       -------------------------------     -----------------------------------------------
                                               As of 6/30/94                                As of 7/31/94
                                                                              (2)                    Firm(3)
                                        Delivered     Unfilled  Unfilled    Program                 Unfilled   Fiscal Year
Program                                to Airlines     Orders    Options   Quantity    Delivered     Orders     Complete(6)
- - ---------------------------------------------------------------------------------------------------------------------------
A340 nacelle (4) (5)                       33            94        85        121         55           25          1997
PW4000 nacelle for the
 A300/A310 and
 MD-11 (4)                                217            43        72        422        260           30          2001

MD-90 (4) (5)                               0            67        82        401          4           25          2006

V2500 nacelle for the
 A319/A320/A321 (4) (5)                   160           105       198        284        181           45          1998

CF6-80C nacelle for the
 747/767, MD-11 and
 A300/A310 (5)                            580           235       325        763        612          124          1997

CFM56-5 nacelle for the
 A319/A320/A321 (5)                       312           171       141        462        322          113          1999
MD-11 (4) (5)                             119            53        92        200        131           29          1998
Others
- - -----------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1994
========================================================================================================================
Balance at July 31, 1993
========================================================================================================================

                                                      Work-in-Process Inventory
                                       --------------------------------------------------------
                                                          Pre-           Excess
Program                                Production      Production      Over Average      Total
- - -----------------------------------------------------------------------------------------------
A340 nacelle (4) (5)                  $ 14,583        $ 65,094         $10,376         $ 90,053
PW4000 nacelle for the
 A300/A310 and
 MD-11 (4)                              26,330          13,678          20,946           60,954

MD-90 (4) (5)                            1,932          84,911          10,977           97,820

V2500 nacelle for the
 A319/A320/A321 (4) (5)                 15,607           7,839               0           23,446

CF6-80C nacelle for the
 747/767, MD-11 and
 A300/A310 (5)                          25,223           2,411          20,908           48,542

CFM56-5 nacelle for the
 A319/A320/A321 (5)                     24,672           6,968           5,771           37,411
MD-11 (4) (5)                            8,037               0               0            8,037
Others                                  56,415          21,398               0           77,813
- - -----------------------------------------------------------------------------------------------
Balance at July 31, 1994              $172,799        $202,299         $68,978         $444,076
===============================================================================================
Balance at July 31, 1993              $303,786        $180,988         $75,365         $560,139
===============================================================================================

 (1) Represents the aircraft order status as announced by the aircraft manufacturers for the related aircraft and engine option. The Company's orders frequently are less than the announced orders shown above.

 (2) Represents the number of aircraft used to obtain average unit cost. Spares (which are not included in this quantity) anticipated to be delivered concurrently with the production units for the above aircraft are also used in calculating average unit cost. Total spares sales value used in calculating average unit cost at July 31, 1994 were $86,465 on the A340, $319,715 on the PW4000, $283,744 on the MD90, $114,791 on the V2500,
     $178,568 on the CF6-80C, $227,190 on the CFM56-5, and $17,748 on the MD-11.
     Total spares value sold as of July 31, 1994 were $23,304 on the A340, $202,059 on the PW4000, $0 on the MD90, $70,065 on the V2500, $120,826 on
     the CF6-80C, $120,936 on the CFM56-5, and $14,366 on the MD-11.  The
     Company does not have orders for all of these units at this time.

 (3) Represents the number of aircraft for which the Company has firm unfilled orders.

 (4) Program quantity represents initial program quantities and does not exceed the lesser of those quantities assumed in original program pricing or those quantities which the Company now expects to deliver in the periods assumed in original program pricing.

 (5) Programs accounted for in accordance with the program method of accounting.

 (6) The year presented for each program or contract represents the fiscal year in which the final production and spares units included in the program quantity will be delivered. The expected life of a program is often significantly longer and as additional orders are received, program quantity is increased and this date is extended.

   On certain long-term programs, the Company has agreed to recover pre-production costs (primarily tooling and design) over an expected number of deliveries, including spare parts. The number of deliveries over which production costs are to be amortized is predicated upon initial pricing agreements and does not exceed the Company's overall assessment of the market for that program.

   Excess-over-average inventory represents the cost of in-process and delivered units less, for each such unit, the current estimated average cost of the units in the program. Recovery of these inventoried costs assumes (i) certain production efficiencies, (ii) the sale of the program quantity used in estimating the profit margin, (iii) a specified allocation of sales among production units and spare units, and (iv) the attainment of an estimated spares margin that is substantially higher than the margin of production units. Spares prices are higher than production unit prices, in part, due to additional costs related to technical and customer support activities. If these program assumptions are not attained, then substantial amounts of unrecoverable costs may be charged to expense in subsequent periods.

   To the extent that a forward loss is encountered on a program, the amount of such loss is offset against the inventory of such program, (until such inventory has been depleted). The loss is offset first against excess-over-average, followed by pre-production, then production.

   Contractual terms on certain programs provide varying levels of recovery commitments for specified amounts of pre-production costs. Certain programs also provide for the repricing of units in the event that less than a specified quantity is sold, which allows for recovery of additional excess-over-average inventory in such circumstances. The Company, in turn, has provided certain subcontractors with similar recovery commitments and repricing provisions on these programs.

   The excess of deferred program costs over the total costs allocated to units in process and delivered (less recoveries from customers due to repricing provisions) that would not be recovered based on existing firm orders as of July 31, 1994 is $2.4 million on the A340, $95.9 million on the MD-90, and $6.0 million on the V2500.

   The Company uses forward contracts to manage its exchange risk on a portion of its purchase commitments from vendors of aircraft components denominated in foreign currencies and to manage its exchange risk for sums paid to its French subsidiary for services. The extent to which the Company utilizes forward contracts varies and depends upon management's evaluation of current and projected foreign currency exchange rates, but the Company does not acquire forward contracts in excess of its current hedging requirements. At July 31, 1994, $3 million of foreign exchange contracts were outstanding to purchase foreign currencies.

   As described in Note 2, effective August 1, 1992, the Company changed accounting principles and began expensing certain general and administrative expenses as incurred; these expenses were previously inventoried. The amount charged to inventories as incurred (prior to the accounting change, effective August 1, 1992), for general and administrative expenses was $42.8 million for the year ended July 31, 1992.

 Note 5 - Property, Plant and Equipment

   Property, plant and equipment consist of the following (in thousands):

                                                                  July 31,
- - --------------------------------------------------------------------------------
                                                             1994         1993
- - --------------------------------------------------------------------------------
      Land                                                $  25,234    $  24,833
      Buildings                                             208,635      188,643
      Machinery and equipment                               253,480      251,298
      Construction in progress                               12,688       31,678
- - --------------------------------------------------------------------------------
                                                            500,037      496,452
      Less accumulated depreciation and amortization       (277,974)    (257,407)
- - --------------------------------------------------------------------------------
      Property, plant and equipment - net                 $ 222,063    $ 239,045
================================================================================

   Included in the above categories are assets recorded under capitalized leases totaling $50,584 and $50,541 at July 31, 1994 and 1993, respectively.

 Note 6 - Taxes on Income

   The provision (benefit) for taxes on income is comprised of the following (in thousands):

                              Liability Method      Deferred Method
                            ---------------------   ---------------
                                  July 31,               July 31,
- - -------------------------------------------------------------------
                              1994        1993            1992
- - -------------------------------------------------------------------
Currently Payable:
  Federal income taxes       $ 1,320    $    400           $  3,500
  Foreign income taxes           400       1,000              1,700
  State income taxes           1,200           -              2,300

 Deferred:
  Federal income taxes        (3,660)    (12,935)           (23,257)
  State income taxes             624      (3,529)            (3,811)
- - -------------------------------------------------------------------
                             $  (116)   $(15,064)          $(19,568)
===================================================================

   The deferred portion of the federal income tax provision (benefit) is comprised of the following (in thousands):

                                                                           Deferred Method
                                                                       ----------------------
                                                                               July 31,
- - -----------------------------------------------------------------------------------------------------------
                                                                                 1992
- - -----------------------------------------------------------------------------------------------------------

   Contract profit and loss recognition                                        $   (657)
   Employee benefits                                                              5,900
   Depreciation                                                                  (8,400)
   California franchise tax                                                         500
   General and administrative expenses                                            2,300
   Provision for estimated losses and expenses                                  (19,800)
   Rate differences                                                              (1,100)
   Utilization of reserves previously provided for tax assessments               (9,800)
   Offset of loss and credit carryforwards against deferred taxes                (3,100)
   Utilization of loss and credit carryforwards                                  18,600
   Leveraged leasing                                                             (7,900)
   Other items - net                                                                200
- - -----------------------------------------------------------------------------------------------------------
                                                                               $(23,257)
===========================================================================================================

  The difference between the income tax provision (benefit) computed at the federal statutory rate and the actual tax provision (benefit) is accounted for as follows (in thousands):

                                                                Liability Method         Deferred Method
                                                             ---------------------       ----------------
                                                                    July 31,                 July 31,
- - -----------------------------------------------------------------------------------------------------------
                                                              1994            1993             1992
- - -----------------------------------------------------------------------------------------------------------
Taxes (benefit) computed at the federal
 statutory tax rate                                         $ 1,594         $(13,369)       $ (6,314)
Increase (reduction) resulting from:
   State income taxes, net of federal tax benefit               237           (2,176)           (541)
   Leverage leasing                                                                           (1,300)
   Effect of statutory rate increase                         (2,870)
   Tax-exempt income from Foreign Sales Corporation            (680)                            (700)
   Rate differences                                                                           (1,100)
   Non-deductible items                                       2,270
   Utilization of reserves previously provided
    for tax assessments                                        (860)                          (9,800)
   Other                                                        193              481             187
- - -----------------------------------------------------------------------------------------------------------
                                                            $  (116)        $(15,064)       $(19,568)
===========================================================================================================

   Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and
 (b) operating loss and tax credit carryforwards.

   The components of the Company's deferred tax asset which reflect the tax effects of the Company's temporary differences, tax credit carryforwards and net operating loss carryforwards (NOLs) are listed below (in thousands):


                                                      July 31,
- - -------------------------------------------------------------------
                                                1994          1993
- - -------------------------------------------------------------------

   Current:

     Inventories                               $ 36,512    $ 11,557
     Employee benefits                            5,443       6,885
     State taxes                                 (5,602)     (4,788)
- - -------------------------------------------------------------------
   Net deferred tax asset - current            $ 36,353    $ 13,654
- - -------------------------------------------------------------------
   Long-term:

     Depreciation                              $ 25,308    $ 31,872
     Deferred gain on sale/leaseback              8,707       9,201
     Minimum pension liability adjustment        37,578       8,259
     Net operating loss carryforward             53,440      73,053
     Tax credit carryforward                     10,107       7,949
     Investment in leases                       (39,393)    (41,237)
     Other - net                                  1,388         251
- - -------------------------------------------------------------------
   Net deferred tax asset - long-term          $ 97,135    $ 89,348
- - -------------------------------------------------------------------

   The Company has federal NOLs totaling approximately $140 million at July 31, 1994, which expire in the years 2003 through 2009, and tax credit carryforwards totaling $10.1 million which expire in the years 2003 through 2010.

   When tax effected at the rates in effect July 31, 1994, the net deductible temporary differences, tax credit carryforwards, and NOLs result in a deferred tax asset of $133.5 million, consisting of $112.9 million for federal tax purposes and $20.6 million for state tax purposes. Based on rates in effect July 31, 1994, approximately $339 million of future taxable income is required prior to expiration of the Company's NOLs and credits for full realization of the deferred tax asset. The Company believes that its future taxable income will be sufficient for full realization of the deferred tax asset.

   The IRS has audited the Company's tax returns through fiscal 1985. In fiscal 1993, the IRS issued a Revenue Agent's Report challenging the Company's adoption in 1984 of the completed contract method of accounting ("CCMA"), the Company's tax deduction for funding liabilities related to a Voluntary Employee Benefit Association ("VEBA") and certain other matters. The Company filed a protest with the Appeals Office of the IRS and, in fiscal 1994, the IRS conceded that the Company was entitled to use CCMA. The Company is negotiating a resolution of the remaining adjustment issues with the IRS. Based upon all the information available to it, the Company believes that the resolution of these matters will not have a material effect on the financial position or results of the Company.

 Note 7 - Indebtedness

   The maturity schedule of the Company's debt is summarized as follows (in thousands):

                                                               Scheduled Maturities
                                                              ----------------------                                  Total at
                                                              Fiscal Year Ended July 31,                              July 31,
- - ------------------------------------------------------------------------------------------------------------------------------------
                                          1995       1996        1997        1998        1999     Thereafter      1994        1993
- - ------------------------------------------------------------------------------------------------------------------------------------
 Current portion of
       Long-Term Debt                    $14,952   $          $            $           $          $             $ 14,952    $ 50,719


 Long-Term Debt:
      11.625% Senior Notes                                                                           100,000     100,000
       Revolving Credit                                                                                                       50,000

       9.35% Senior Notes                           12,500       12,500      12,500     12,500        12,500      62,500      75,000

       9.33% Senior Notes                                         8,850       8,850      8,850        35,450      62,000      62,000

       Other Debt                                      361          314         257         55        16,555      17,542      18,403
- - ------------------------------------------------------------------------------------------------------------------------------------
                                                    12,861       21,664      21,607     21,405       164,505     242,042     205,403


 Capital Leases                                      1,762        1,674       1,587      1,500         6,918      13,441      15,268

 Less Imputed Interest                                (754)        (672)       (591)      (510)       (1,418)     (3,945)    (4,782)
- - ------------------------------------------------------------------------------------------------------------------------------------
                                                     1,008        1,002         996        990         5,500       9,496      10,486


 Subordinated Debt:
       7.75% Convertible Notes                                                                        57,500      57,500
       9.25% Debentures                                                       7,500      7,500       135,000     150,000     150,000
       7.00% Convertible Debentures                                                      5,750       109,250     115,000     115,000
- - ------------------------------------------------------------------------------------------------------------------------------------
                                                                              7,500     13,250       301,750     322,500     265,000
- - ------------------------------------------------------------------------------------------------------------------------------------
 Long-Term Debt                                     13,869       22,666      30,103     35,645       471,755     574,038     480,889
- - ------------------------------------------------------------------------------------------------------------------------------------
 Total Long-Term Debt                    $14,952   $13,869      $22,666     $30,103    $35,645      $471,755    $588,990    $531,608
====================================================================================================================================

   The fair value of the Company's long-term debt as of July 31, 1994 is estimated to be $525 million compared to the carrying value of $589 million reflected in the table above. This fair value was derived using quoted market prices on publicly traded debt and estimated market value of the privately held debt.

   The Company's total financings at July 31, 1994 included: indebtedness, shown in the table above; the accounts receivable facility in the net amount (after the deposit of cash collateral) of $33.5 million, which is reported as a reduction to accounts receivable (see Note 3); and two sale-leaseback transactions, accounted for as operating leases, totaling $48.6 million. The Company's total financings were $671.1 million and $643.9 million at July 31, 1994 and 1993, respectively.

   The Company's unsecured revolving credit agreement with a group of banks was amended in May, 1994 to increase the total commitment and extend the maturity. The revised commitment is initially for $110 million and is reduced by $10 million every six months beginning October, 1995 until it reaches $80 million. This credit facility matures in April, 1997. Up to $30 million of the commitment is available to support the issuance of letters of credit. At July 31, 1994, $16.9 million of the commitment was used to support an industrial development bond financing. No borrowings were outstanding on July 31, 1994. Borrowings under this credit agreement incur interest at an annual rate equal to one of the following at the Company's option: prime rate plus 0% to 2.25%; or London Interbank Offered Rate plus 0.75% to 3.25%; or a Domestic Money Market Bid Rate plus 0.875% to 3.375%; or competitive bid. In addition, the agreement provides for a facility fee, payable on a monthly basis at the rate of 0.35 to 0.75 of 1% on each lender's total commitment. The specific interest rate and facility fee payable at any time are based upon the Company's credit rating and the amount drawn under the credit agreement.

   During the fourth quarter of fiscal 1994, the Company completed its public offering of $100 million of 11.625% Senior Notes due May, 2003 and the concurrent offering of $57.5 million of 7.75% Convertible Subordinated Notes due May, 2004. The Company used $64 million of the net proceeds from these offerings to repay all amounts outstanding under the Company's revolving credit agreement. The remaining net proceeds will be used for general corporate purposes. Both series of notes are general unsecured obligations of the Company paying interest semi-annually commencing November, 1994 and do not have sinking fund requirements. The Convertible Subordinated Notes are convertible at the option of the holder at any time prior to maturity into shares of the Company's common stock at a conversion price of $10.35 per share.

   The Company's privately placed 9.35% Senior Notes mature in 2000 and require principal payments of $12.5 million in January of each year until repaid. The Company's privately placed 9.33% Senior Notes mature in 2002 and require principal payments of approximately $8.9 million in December of each year, beginning in 1996, until repaid. Principal prepayments may require a premium for yield adjustment. The note holders can require the Company to purchase the remaining principal amount of the notes plus accrued interest and premium for yield adjustment in the event of certain changes in control or ownership of the Company.

   The Company's 9.25% Subordinated Debentures due March, 2017 are subject to mandatory annual sinking fund payments of $7.5 million beginning March, 1998. The Company's 7.00% Convertible Subordinated Debentures due October, 2012 are convertible prior to maturity, unless previously redeemed at a conversion price of $43.00 per share, subject to adjustment under certain conditions. Both debentures are redeemable at the Company's option with premiums as are specified in the indenture under which the debentures were issued, provided, however, no redemption of the 9.25% debentures may be effected prior to March, 1997 directly or indirectly, from borrowed money having a cost of less than 9.25% per annum. In addition, several of the Company's principal financing agreements substantially restrict the Company's ability to acquire, prepay or redeem subordinated debt prior to its scheduled maturity.

   Several of the Company's principal financing agreements were amended in fiscal 1994 to modify financial covenant levels. The Company is required to maintain a Consolidated Tangible Net Worth (as defined) of $125 million plus 50% of positive consolidated net income from August 1, 1994; a ratio of Consolidated Net Income Available for Fixed Charges (as defined) to Fixed Charges (as defined) of 1.55 to 1 during fiscal year 1995, 1.90 to 1 during fiscal year 1996, and 2.00 to 1 thereafter; and a ratio of Debt to Consolidated Tangible Net Worth (as defined) of 5.00 to 1 during fiscal year 1995, 4.10 to 1 during fiscal year 1996, and 3.20 to 1 thereafter. Compliance with such ratios is certified monthly. The Company's principal financing agreements also contain other restrictions, including restrictions on new indebtedness, prepayments of indebtedness, amendments to debt agreements, liens, dividends, lease obligations, mergers, sales of assets, investments and capital expenditures. If the Company were to breach a covenant in any of its principal financing agreements, the lenders under such agreement could, at their option, accelerate the maturity of the debt evidenced by such agreement. In addition, any such default (or, in some cases, an acceleration after the occurrence of such a default) would cause defaults under cross-default provisions (or cross-acceleration provisions) in other Company financing agreements.

 Note 8 - Commitments and Contingencies

   Minimum rental commitments under operating leases with non-cancelable terms of more than one year as of July 31, 1994 are as follows (in thousands):

           --------------------------
              1995            $ 9,500
              1996              7,500
              1997              6,700
              1998              5,700
              1999              5,100
           Thereafter          18,100
           --------------------------
                              $52,600
           ==========================

   Generally, leases have provisions for rent escalation based on inflation. Certain leases provide for options to renew with substantially similar terms (except negotiable rent increases). The total expense under all operating leases was approximately $13.1 million, $15.9 million and $15.3 million for fiscal 1994, 1993 and 1992, respectively.

   The Company is also a party to certain equipment leases treated as an off-balance sheet financing and has granted the lessors a security interest in selected customer receivables to secure $10 million of obligations. If the parties who lease this equipment to the Company do not assign approximately one-half of their beneficial interest in the leased equipment by January, 1995, the equipment lessors may require the Company to prepay up to $10 million of its equipment lease obligation.

   In June 1987, the U.S. District Court of Los Angeles, in U.S. et al, vs. Stringfellow, granted partial summary judgment against the Company and 14 other defendants on the issue of liability under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). This suit alleges that the defendants are jointly and severally liable for all damage in connection with the Stringfellow hazardous waste disposal site in Riverside County, California. In June 1989, a federal jury and a special master appointed by the federal court found the State of California also liable for the cleanup costs. On November 30, 1993, the special master released his "Findings of Fact, Conclusions of Law and Reporting Recommendations of the Special Master Regarding the State Share Fact Finding Hearing." In it, he allocated liability between the State of

 California and other parties. As this hearing did not involve the valuation of future tasks and responsibilities, the order did not specify dollar amounts of liability. The order, phrased in percentages of liability, recommended allocating liability on the CERCLA claims as follows: 65% to the State of California and 10% to the Stringfellow entities, leaving 25% to the generator/counterclaimants (including the Company) and other users of the site (or a maximum of up to 28% depending on the allocation of any Stringfellow entity orphan share). On the state law claims, the special master recommended a 95% share for the State of California, and 5% for the Stringfellow entities, leaving 0% for the generator/counterclaimants. This special master's finding is subject to a final decision and appeal. The Company and the other generators of wastes disposed at the Stringfellow site, which include numerous companies with assets and equity significantly greater than the Company, are jointly and severally liable for the share of cleanup costs for which the generators, as a group, may ultimately be found to be responsible. Notwithstanding, CERCLA liability is sometimes allocated among hazardous waste generators who used a waste disposal site based on the volume of hazardous waste they disposed at the site. The Company is the second largest generator of waste by volume disposed at the site, although it and certain other generators have argued the final allocation of cleanup costs among generators should not be determined solely by volume. The largest volume generator of wastes disposed at the Stringfellow site has indicated it is significantly dependent on insurance to fund its share of any cleanup costs, and that it is in litigation with certain of its insurers.

   The Company has claims against its comprehensive general liability insurers for reimbursement of its cleanup costs at the site. These claims are the subject of separate litigation, although the insurers nevertheless are paying substantially all of the Company's costs of defense in the CERCLA and state actions against the generators of wastes disposed at the site. Certain of these insurance policies have pollution exclusion clauses which are being argued as a defense and the insurers are alleging various other defenses to coverage. The Company has entered settlements with some of the insurance carriers and is engaged in settlement discussions with certain others.

   The Company intends to continue to vigorously defend itself in the Stringfellow matter and believes, based upon currently available information, that the ultimate resolution will not have a material adverse effect on the financial position, liquidity, or results of operations of the Company.

   The Company is involved as plaintiff or defendant in various other legal and regulatory actions and inquiries incident to its business, none of which are believed by management to have a material adverse effect on the financial position or results of operations of the Company.

   Included in trade accounts and other payables at July 31, 1994 and 1993 are allowances aggregating $21.0 million and $49.8 million, respectively, for plant closure, other costs related to the planned downsizing process and various items of litigation.

 Note 9 - Employee Benefit Plans

 a.  Pension Plan

   The Company has non-contributory pension plans covering substantially all of its employees. Benefits for the salaried employees' plan are based on salary and years of service, while those for the hourly employees' plan are based on negotiated benefits and years of service. The Company has historically made contributions to an independent trust for the minimum funding requirements of these plans under IRS regulations. In addition, the Company has unfunded supplemental retirement plans.

   Pension expense consists of the following components (in thousands):

                                                    Year ended July 31,
- - -------------------------------------------------------------------------------
                                                  1994      1993       1992
- - -------------------------------------------------------------------------------

Service cost                                      $  7,017  $ 12,250   $  8,123
Interest cost on projected benefit obligation       36,686    34,601     32,260
Actual gain on plan assets                          (9,168)  (29,379)   (40,344)
Net amortization and deferral                      (20,093)    1,605     13,356
- - -------------------------------------------------------------------------------
Pension expense                                    $14,442   $19,077   $ 13,395
===============================================================================

      An amendment to the hourly employees' pension plan, reflecting increased benefits resulting from union negotiations, accounted for approximately $.6
 million of additional pension expense in fiscal 1993.   An amendment to the
 salaried employees' retirement plan accounted for approximately $3.6 million of additional pension expense in fiscal 1992.

   The following table summarizes the funded status of these plans and the amounts recognized in the Consolidated Balance Sheets (in thousands):


                                                                       July 31,
- - -------------------------------------------------------------------------------------
                                                                   1994        1993
- - -------------------------------------------------------------------------------------
 Actuarial present value of benefit obligations:
  Vested                                                        $ 471,678    $413,460
  Non-vested                                                       22,702      18,483
- - -------------------------------------------------------------------------------------
 Accumulated benefit obligation                                   494,380     431,943
 Effect of projected future salary increases                        6,023      10,145
- - -------------------------------------------------------------------------------------
 Projected benefit obligation for service rendered to date        500,403     442,088
 Plan assets at fair value, primarily stocks, bonds,
  other fixed income obligations and real estate                  370,331     376,474
- - -------------------------------------------------------------------------------------
 Plan assets less than projected benefit obligation              (130,072)    (65,614)
 Unrecognized net loss                                            111,288      46,140
 Unrecognized net asset from initial application
   of SFAS No. 87 being recognized over
   plans' average remaining service life                          (15,822)    (18,202)
 Unrecognized prior service cost                                   28,472      38,353
 Additional minimum liability                                    (119,132)    (58,550)
- - -------------------------------------------------------------------------------------
 Pension liability recognized in the
   Consolidated Balance Sheets                                  $(125,266)   $(57,873)
=====================================================================================

   At July 31, 1994, the Company's additional minimum liability was in excess of the unrecognized prior service costs and net transition obligation and recorded as a reduction of $55.9 million to shareholders' equity, net of tax benefits of $37.6 million, in accordance with SFAS No. 87, "Employers' Accounting for Pensions". The remaining portion of the additional minimum liability of $25.7 million was recorded as intangible assets and additional minimum pension liability and included in Other Assets and Pension and Post-Retirement Obligations respectively, in the Consolidated Balance Sheets.

   The weighted average discount rate used in determining the present value of the projected benefit obligation was 7.5 percent and 8.5 percent respectively for the years ended July 31, 1994 and 1993. For compensation based plans, the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation and service cost was based upon an experience-related table and approximated 4.0 percent on current salaries through January 1, 1995, in accordance with plan terms. The expected long-term rate of return on plan assets was 9 percent for the periods presented.

   During fiscal 1994, the Company recognized a curtailment loss of $10.6 million for the write-off of unamortized pension past service costs relating to the downsizing of employment levels in line with current business conditions. This loss is reflected as an unusual item for the 1994 statement of operations net of a gain recognized on the sale of a facility.

   The Company also has certain defined contribution plans covering most employees. Expenses for these plans amounted to $1.7 million, $3.4 million and $6.7 million in fiscal 1994, 1993 and 1992, respectively.

 b.  Post-Retirement Benefit Obligations Other Than Pensions

   The Company has a retirement health care program that pays a specified fixed amount to supplement the medical insurance payments made by retirees who are under age 65 and their spouses and covered dependents. Eligibility for and the amount of the supplement provided by the Company is based on age and years of service. The program requires deductibles and employee contributions.

   The Company, effective August 1, 1992, adopted the provisions of SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" using the immediate recognition transition option. See Note 2. This standard requires recognition, during an employee's service with the Company, of the cost of his or her retiree health care benefits. The Company recognized the accumulated post-retirement benefit obligation for past service cost as a one-time charge to earnings (the transition obligation) as of August 1, 1992 of $4.3 million, net of income tax benefit of $2.7 million ($.24 per average share of common stock). In fiscal 1994, 1993 and 1992, the Company paid post-retirement health care benefits totaling $1.7 million, $2.0 million and $2.9 million, respectively. The costs of health care benefits was provided largely under a self-insured plan, which was terminated on January 1, 1994. The effect of adopting the new standard on net periodic post-retirement benefit expense for the year ended July 31, 1993 was not material. The accumulated post-retirement benefit obligation was determined using a weighted average discount rate of 7.5 percent and 8.5 percent respectively for the years ended July 31, 1994 and 1993. The plan is unfunded. Each year the Company funds the benefits paid.

   SFAS No. 106 requires disclosure of the effect on the Company's accumulated post-retirement benefit obligation, and net periodic post-retirement benefit cost, using the assumption that the health care cost trend will increase by 1% each year. This disclosure is not applicable because the Company is not affected by future health care cost trends since its obligation is to pay a fixed amount as a health care supplement for retirees entitled to this benefit.

   Net periodic post-retirement benefit costs included the following components (in thousands):

                                                                        Year ended July 31,
- - -------------------------------------------------------------------------------------------
                                                                        1994        1993
- - -------------------------------------------------------------------------------------------
   Service cost - benefits attributed to service during the period         $ 168      $ 196
   Interest cost on accumulated post-retirement benefit obligation           465        549
- - -------------------------------------------------------------------------------------------
   Net periodic post-retirement benefit cost                               $ 633      $ 745
===========================================================================================

   The liability for post-retirement health care benefits included the following components (in thousands):


                                                                           July 31,
- - -------------------------------------------------------------------------------------------
                                                                    1994            1993
- - -------------------------------------------------------------------------------------------
 Accumulated post-retirement benefit obligation:
   Retirees                                                         $2,671           $2,749
   Fully eligible active plan participants                             214              376
   Other active plan participants                                    2,749            2,929
 Unrecognized net loss                                                (634)               -
- - -------------------------------------------------------------------------------------------
   Liability for post-retirement health care benefits               $5,000           $6,054
===========================================================================================

c.  Post-Employment Benefits

   The Financial Accounting Standards Board has issued SFAS No. 112, Employers' Accounting for Post-Employment Benefits. The new standard is effective for fiscal years beginning after December 15, 1993 and requires employers to recognize the obligation to provide post-employment benefits to former or inactive employees, their beneficiaries, and covered dependents when certain conditions are met. The Company does not expect there to be a material adverse effect on the financial position or result of operations in the year of adoption.

 Note 10 - Shareholders' Equity

   Under the terms of certain covenants in several of the Company's principal financing agreements, the Company may not pay cash dividends until after April 25, 1997. (See Note 7.) Thereafter, the Company's ability to pay cash dividends is restricted substantially.

   The Company's 1989 Stock Incentive Plan provides that qualified employees are eligible to receive stock options and various other stock-based awards.
 Subject to certain adjustments, the plan provides that up to 2,500,000 shares of common stock may be sold or issued under the plan. As a result of previous option grants under this plan, 248,431 and 371,281 stock options and other stock-based awards remained available for grant at July 31, 1994 and 1993, respectively. The plan has no specific termination date except that Incentive Stock Options may not be granted after July 31, 1999. The terms and conditions of the stock-based awards are determined by a Committee of the Board of Directors on each grant date and may include provisions for the exercise price, expiration, vesting, restriction on sale and forfeiture, as applicable. Restricted shares purchased under this plan are subject to restrictions on sale or disposal, which lapse in varying installments from one to 10 years. During fiscal 1994, 36,000 restricted shares were purchased by grantees and 300 restricted shares were repurchased from grantees, in each case at a price of $1.00 per share .

   The Company's 1982 Stock Option Plan, under which no future options will be granted, provided for the issuance of non-qualified stock options at the market price of the Company's common stock at the date of grant. The options become exercisable in installments from one to two years after date of grant and expire 10 years from date of grant.

   The Company has a director stock plan under which non-employee directors are automatically granted, on the first business day following the annual meeting of shareholders, an option to purchase 1,000 shares of common stock. The option exercise price is equal to the fair market value of the stock on the date the option is granted. Options granted under the plan generally becomes exercisable six months after the date of grant and expire 10 years from the date of grant. Subject to certain adjustments, the plan provides that up to 100,000 shares of common stock may be sold or issued under the plan. As a result of previous option grants under the plan, 50,000 and 59,000 shares remained available for grant at July 31, 1994 and 1993, respectively.

   The Company also has a stock compensation plan for non-employee directors pursuant to which the Company will issue or deliver to each such director, in partial consideration for the services rendered by such director during the Company's prior fiscal year, 250 shares of the Company's common stock, subject to certain adjustments. The shares will be issued or delivered on the date of the first meeting of the Board that occurs after the end of each fiscal year.

   Under the various stock option plans, outstanding options for 2,037,769 and 1,671,947 shares of common stock were exercisable as of July 31, 1994 and 1993, respectively. Activity in these stock option plans for the three years ended July 31, 1994 is summarized as follows:

                                            Options          Option Price
- - ------------------------------------------------------------------------------

 Balance at August 1, 1991                 1,331,420    $ 12.50      - $31.625

   Granted                                 1,548,803     10.625      -  22.125
   Relinquished                              (16,760)     16.50      -  31.625
   Forfeited                                 (33,600)     12.00      -  22.125
   Exercised                                 (34,000)     12.00      -  19.375
- - ------------------------------------------------------------------------------

 Balance Outstanding at July 31, 1992      2,795,863    $10.625      - $31.625

   Granted                                   155,000      8.875      -  11.375
   Relinquished                              (30,880)     16.50      -  31.625
   Forfeited                                (254,134)    10.625      -  22.125
- - ------------------------------------------------------------------------------

 Balance Outstanding at July 31, 1993      2,665,849    $ 8.875      - $31.625

   Granted                                   109,000      8.375      -  10.250
   Relinquished                              (18,655)    16.500      -  31.625
   Forfeited                                 (33,150)    10.625      -  22.125
- - ------------------------------------------------------------------------------
 Balance Outstanding at July 31, 1994      2,723,044     $8.375      - $31.625
==============================================================================

   The Company's stockholder rights plan generally entitles the holder of each right to purchase one one-hundredths of a share of Series C preferred stock, $1 par value, from the Company for $100, subject to adjustment. A right is included with, and attaches to, each share of common stock issued and expires on August 25, 1996 and is redeemable by the Company. The rights become exercisable and separate from the common stock under certain circumstances generally when a person or group of affiliated or associated persons has acquired or obtained the right to acquire 15 percent or more of the Company's outstanding voting stock or has made a tender offer to acquire 15 percent or more of such voting stock. Under certain circumstances, each right would entitle the holder to purchase a certain number of the Company's common stock at one-half of fair market value.

   In May 1993, in connection with certain amendments to the financial covenants of its principal financing agreements, the Company issued warrants to certain lenders. The warrants are exercisable for 600,000 shares of common stock at $9.00 per share and expire in seven years.

 Authorized, unissued shares of common stock were reserved for the following:

                                                               July 31,
- - -------------------------------------------------------------------------------
                                                         1994            1993
- - -------------------------------------------------------------------------------
 Various stock plans                                  3,021,475       3,096,130
 Conversion of subordinated debentures and notes      8,229,973       2,674,418
 Warrants                                               600,000         600,000
- - -------------------------------------------------------------------------------
                                                     11,851,448       6,370,548
===============================================================================

 Note 11 - Discontinued Operations

   In the fourth quarter of fiscal 1994, the Company sold and commenced the transfer of its business jet line of business. The purchase agreement requires the Company, over the next several months, to manufacture and deliver certain components and transfer program engineering and tooling for a total consideration of $32.5 million. The Company received an initial payment of $21.5 million, of which $8.5 million will be applied to future deliveries. The operating results of the business jet line of business are included in earnings from discontinued operations summarized as follows (in thousands):

                                                       Year Ended July 31,
- - -------------------------------------------------------------------------------
                                                   1994       1993       1992
- - -------------------------------------------------------------------------------
Net sales                                         $40,286   $ 25,649    $28,154

Income (loss) before taxes                          3,777    (10,250)       757
Taxes on income (benefit)                           1,519     (3,926)       298
Net income (loss)                                   2,258     (6,324)       459

Net income (loss) per average share
  of common stock                                 $  0.12   $  (0.36)   $  0.03
===============================================================================

 Quarterly Results of Operations (Unaudited)
 (in thousands except for per-share data)

                                                           Year ended July 31, 1994
- - -------------------------------------------------------------------------------------------
                                                   1st        2nd         3rd        4th
- - -------------------------------------------------------------------------------------------

 Sales                                           $237,091   $234,800   $221,696    $224,554

   Operating income before unusual items           16,567     14,048     14,099      14,601
   Operating income after unusual items            16,567     14,048      6,173      14,601

   Income (loss) from continuing operations
     before taxes                                   4,728      2,206     (4,868)      2,487


   Income (loss) from continuing operations         5,761      1,341     (2,953)        520
   Income from discontinued operations,
     net of taxes                                     302        331        266       1,359

   Net Income (loss)                             $  6,063   $  1,672   $ (2,687)   $  1,879

   Net income (loss) per average share
     of common stock:
       From continuing operations                $   0.32   $   0.07   $  (0.16)   $   0.03
       From discontinued operations                  0.02       0.02       0.01        0.07

   Net Income (loss) per average share
     of common stock                             $   0.34   $   0.09   $  (0.15)   $   0.10
===========================================================================================

   The first three quarters of fiscal 1994 have been restated to separately reflect discontinued operations.

   The third quarter includes unusual items aggregating $7.9 million, representing the write-off of unamortized pension past service costs related to the downsizing of employment levels in line with current business conditions, net of a gain on the sale of the Auburn, Washington facility, which was closed during the prior fiscal year.

                                                            Year ended July 31, 1993
- - ----------------------------------------------------------------------------------------------
                                                    1st          2nd         3rd         4th
- - ----------------------------------------------------------------------------------------------
 Sales                                           $ 278,281    $336,037    $290,106    $245,079

   Operating income (loss)                          18,109      (3,838)    (19,689)     13,980
   Income (loss) from continuing operations
     before taxes                                    7,413     (15,912)    (32,307)      1,485

   Income (loss) from continuing operations          4,574      (9,818)    (19,931)        918
   Loss from discontinued operations,
     net of taxes                                     (991)     (2,280)     (2,270)       (783)

   Cumulative effect of accounting changes,
     net of taxes                                 (223,950)

   Net Income (loss)                             $(220,367)   $(12,098)   $(22,201)   $    135

   Net income (loss) per average share
     of common stock:
       From continuing operations                $    0.26    $  (0.55)   $  (1.11)   $   0.05
       From discontinued operations                  (0.06)      (0.13)      (0.13)      (0.04)

   Effect of accounting changes                     (12.50)

   Net Income (loss) per average share
     of common stock                             $  (12.30)   $  (0.68)   $  (1.24)   $   0.01
- - ----------------------------------------------------------------------------------------------

   Fiscal 1993 has been restated to separately reflect discontinued operations.

   The third quarter of fiscal 1993 includes the impact of net provisions of $25.0 million for restructuring and other costs as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations."

 Report by Management

 To the Shareholders and Board of Directors of Rohr Inc.

 The consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles. These statements necessarily include amounts based on judgments and estimates by the accounting process.

 The Company's operating and financial managers apply systems of internal accounting controls that are designed to provide reasonable, but not absolute, assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management's established policies and procedures, and that accounting records are adequate for preparation of financial statements and other financial information. Management's judgment with respect to the relative cost and expected benefits of specific measures determines the design, monitoring and revision of internal accounting control systems.

 The Company has a staff of internal auditors to review accounting records, controls and practices on a planned, rotational basis and to determine compliance with corporate policies.

 The consolidated financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants, appointed annually by the Board of Directors and ratified by the shareholders. Their responsibility is to audit the Company's financial statements in accordance with generally accepted auditing standards and to render an opinion that the statements presented are in conformity with generally accepted accounting principles.

 The members of the Audit Committee of the Board of Directors, none of whom are employees of the Company, review the activities of the internal auditors and independent certified public accountants to ascertain that each is properly discharging its responsibility. These groups have free access to the Audit Committee, and certain meetings with the independent certified public accountants are held without the presence of management. The Audit Committee held four meetings during fiscal 1994.



 L. A. Chapman                             R. H. Rau
 Senior Vice President and                 President and Chief Executive Officer
 Chief Financial Officer



 A.L. Majors
 Vice President and Controller
 (Chief Accounting Officer)


 September 12, 1994

 Independent Auditors' Report


 To the Shareholders and Board of Directors of Rohr, Inc.:



 We have audited the accompanying consolidated balance sheets of Rohr, Inc. and its subsidiaries as of July 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rohr, Inc. and its subsidiaries as of July 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1994, in conformity with generally accepted accounting principles.

 As discussed in Note 2 to the consolidated financial statements, in fiscal year 1993 the Company changed certain elements in the application of accounting principles relating to long-term programs and contracts and changed its method of accounting for income taxes and for post-retirement benefits other than pensions.

                                             Deloitte & Touche L L P

 San Diego, California

 September 12, 1994

================================================================================