Form 10-K, Exhibit 13
period 1995-07-31
ROHR INC
filed 1995-09-13
CIK 84801

________________________________________________________________________________
  SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
  (IN THOUSANDS EXCEPT FOR PER-SHARE DATA, NUMBER OF EMPLOYEES, PERCENTAGES AND RATIOS)

                                                             YEAR ENDED JULY 31,
-----------------------------------------------------------------------------------------------------
                                          1995         1994        1993         1992         1991
-----------------------------------------------------------------------------------------------------
  Results of Operations:
    Sales                             $  805,000   $  918,141   $1,149,503  $ 1,251,502   $1,361,766
    Operating income (1)                  64,629       51,389        8,562       44,801       97,353
    Operating profit margin                 8.0%         5.6%         0.7%         3.6%         7.1%
    Net income (loss) from continuing
      operations                      $    8,493   $    4,669   $  (24,257) $       996   $   28,566
    Income (loss) from discontinued
       operations, net of taxes            3,879        2,258       (6,324)         459        1,951
    Extraordinary item, net of taxes      (1,146)           -            -            -            -
    Cumulative effect through
     July 31, 1992 of accounting
     changes, net of taxes (2)                 -            -     (223,950)           -            -
    Net income (loss)                 $   11,226   $    6,927   $ (254,531)  $    1,455   $   30,517
    Primary earnings (loss)
     per average share
      of common stock from:
       Continuing operations          $     0.47   $     0.26   $    (1.35)  $     0.05   $     1.63
       Discontinued operations              0.21         0.12        (0.36)        0.03         0.11
       Extraordinary item, net of taxes    (0.06)           -            -            -            -
       Cumulative effect through July
        31, 1992, of accounting
        changes, net of taxes (2)              -            -       (12.50)           -            -
       Primary earnings (loss)        $     0.62   $     0.38   $   (14.21)  $     0.08   $     1.74
    Proforma amounts from
     continuing operations (3):
       Income (loss)                  $    8,493   $    4,669   $  (24,257)  $  (35,314)  $  (20,944)
       Income (loss) per average
        share of common stock         $     0.47   $     0.26   $    (1.35)  $    (1.99)  $    (1.20)
    Cash dividends per share of
     common stock                              -            -            -            -            -
=====================================================================================================
  Financial Position at July 31:
    Total assets                      $  976,540   $1,056,847   $1,017,786   $1,363,958   $1,411,498
    Indebtedness                         554,777      588,990      531,608      572,594      636,070
    Net financings (4)                   520,970      537,567      601,669      656,472      730,512
    Shareholders' equity                 175,931      146,909      182,243      448,866      441,401
    Debt-to-equity ratio                  3.15:1       4.01:1       2.92:1       1.28:1       1.44:1
    Return on average equity                7.0%         4.2%            -         0.3%         7.1%
    Book value per common share             9.74         8.14        10.13        25.17        25.23
    Number of full-time employees
      at year end                          4,000        4,900        6,500        9,200       11,200
    Backlog - firm                     1,000,000    1,200,000    1,400,000    1,900,000    2,200,000
    Backlog - anticipated              2,800,000    2,500,000    2,600,000    2,300,000    2,800,000
=====================================================================================================

(1) Fiscal years 1993 and 1992 include special provisions of $25.0 million and $50.0 million, respectively.

(2) In the third quarter of fiscal 1993, the Company changed certain elements of its application of accounting principles relating to long-term programs and contracts, and adopted the provisions of SFAS Nos. 106 and 109.

(3) Assumes the changes in the application of accounting principles for long-term programs and contracts, adopted effective August 1, 1992, are applied retroactively.

(4) Net financings include indebtedness plus the receivables sales program (which is reflected as a reduction to accounts receivable), and two sale-leaseback transactions (accounted for as operating leases), reduced by cash, cash equivalents, and short-term investments. See Notes 3 and 7 of the Notes to the Consolidated Financial Statements.

________________________________________________________________________________
  MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  GENERAL

      The following discussion and analysis presents management's assessment of material developments affecting the Company's results of operations, liquidity and capital resources for each of the three years in the period ended July 31, 1995. These discussions should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

      On certain long-term programs under which spares are sold directly to the airlines, the Company accounts for profit and loss under the program method of accounting. Under the program method of accounting, the quantity of units in the profit center includes existing and anticipated orders and is predicated upon contractual arrangements with customers and market forecasts. Included within the program quantity are spares anticipated to be sold concurrent with production units which historically have increased as a percentage of total deliveries as a program matures. Generally, spares have been sold at higher prices than production units. This inclusion of anticipated orders for production units and spares in the program quantity generally increases margins in the early program years and decreases margins in the later program years compared to the margins that would be reported under other methods of accounting. Programs for which the Company uses the program method of accounting and for which spares are significant are as follows: V2500, CF6-80C, CFM56-5, A340, and MD-90. See "Notes to Consolidated Financial Statement -- Note 1b."

  INDUSTRY OUTLOOK

      Demand for new commercial jet aircraft is highly dependent upon consumer demand for air travel, stability of fuel and ticket prices, the availability of surplus or "parked" aircraft, and the financial capabilities of the airlines and leasing companies to order and accept deliveries of new aircraft. In addition, demand is dependent on the replacement of older aircraft which is influenced by the time required for, and the economics of, compliance with noise and maintenance regulations. Historically, such demands and financial capabilities have been related to the stability and health of the United States and world economies. Since the production of aircraft can take up to 18 months, production in the aircraft manufacturing industry typically lags behind changes in the general economy.

      United States and world airlines' (excluding the former U.S.S.R.) passenger capacity increased rapidly from calendar 1990 through 1992 as the commercial aircraft industry produced record numbers of aircraft. During this same period, the United States and world economies experienced recession and slow growth. United States' scheduled airlines reported operating losses averaging approximately $2 billion per year, while non-United States scheduled airlines reported significantly reduced profits. Aircraft deliveries by the commercial aircraft manufacturing industry have been declining steadily since calendar 1991. The industry delivered 830 new commercial transport aircraft in calendar 1991, 784 in 1992, 629 in 1993, and 495 in 1994.

      Recent indicators point to the beginning of improved market conditions for new commercial jet aircraft. World airlines reported operating profit of $8.0 billion in 1994, as compared to $2.5 billion in 1993, and United States airlines reported greatly improved operating profits for the first half of calendar 1995. Other encouraging signs for improved market conditions are: record load factors, a reduction in the number of "parked" aircraft, from 1,100 at the end of calendar 1993 to 741 at July 31, 1995 (a significant number of these parked aircraft are not expected to return to service because of age and noise restrictions), and an increased rate of orders for new aircraft in the first half of 1995.

________________________________________________________________________________
________________________________________________________________________________

      Industry analysts have predicted that worldwide airline passenger traffic will grow in excess of 5 percent per year over the long term. Factors favoring long-term passenger traffic growth include a favorable economic environment, pricing pressures from low-cost carriers, and the potential expansion of air travel in emerging markets. Industry analysts also predict a potentially large replacement market for commercial jet aircraft fueled by noise legislation and aging fleets. While it is difficult to predict exactly when commercial jet aircraft deliveries will increase, industry analysts agree that favorable long-term traffic growth and the need to replace older aircraft will result in increased demand for new commercial jet aircraft.

  COMPANY OUTLOOK

      As a result of the slow-down in the commercial aerospace industry and reductions in the Company's military and space programs, the Company's revenues from continuing operations have decreased approximately 41 percent from a high in fiscal 1991 to fiscal 1995. In response to these conditions, management has taken aggressive actions to reduce costs, increase competitiveness, improve margins, and maximize cash flow.

      Although the commercial airline industry is experiencing financial improvement, the Company expects revenues in fiscal 1996 to be lower than in fiscal 1995. This is due in part to the long lead time between orders and deliveries of commercial aircraft. The Company's level of commercial spare sales increased in fiscal 1995 over fiscal 1994 and the Company is expecting continued increases in spare sales as conditions in the commercial airline industry continue to improve.

      The Company has experienced pressures from customers to reduce prices. In response, the Company has incorporated or is in the process of incorporating design changes on certain programs, allowing for a more cost effective manufacture of certain products, and is exerting pressure on its own suppliers to reduce prices.

  RESULTS OF OPERATIONS

  FISCAL 1995 COMPARED TO FISCAL 1994

      Sales from continuing operations declined 12 percent from $918.1 million in fiscal 1994 to $805.0 million in fiscal 1995. Commercial sales declined primarily as a result of reduced deliveries of commercial aircraft. Government sales declined due to the near completion of certain military and space programs. Both the C-130 and the Titan Space programs are scheduled to make final deliveries in fiscal 1996.

      The Company reported operating income of $64.6 million, a margin of 8 percent, for fiscal 1995 compared to $59.3 million, a margin of 6.5 percent (excluding the impact from unusual items), for fiscal 1994. Including the effect of the unusual items of $7.9 million, operating income for fiscal 1994 was $51.4 million, a margin of 5.6 percent. Operating results in fiscal 1995 benefited from initial deliveries on the MD-90 program, improved results on several other programs, and a reduction in general and administrative expense.

      Net interest expense was $50.0 million for the year ended July 31, 1995, compared to $46.8 million for fiscal 1994. Net interest expense increased due to the $157.5 million of public debt offerings completed in the fourth quarter of fiscal 1994.

      Income from continuing operations for fiscal 1995 was $8.5 million or 47 cents per share compared to income from continuing operations for fiscal 1994 of $4.7 million or 26 cents per share. In fiscal 1994, the net impact of unusual items was to reduce income from continuing operations by $4.8 million or 27 cents per share.

________________________________________________________________________________
________________________________________________________________________________

  Discontinued Operations

      In the fourth quarter of fiscal 1994, the Company sold and commenced the transfer of its business jet line of business which is accounted for as a discontinued operation in accordance with Accounting Principles Board Opinion No. 30. The purchase agreement required the Company to manufacture and deliver certain components and transfer program engineering and tooling, tasks which were substantially completed in fiscal 1995. The business jet line of business sales were approximately $22.3 million, $40.3 million, and $25.6 million in fiscal 1995, 1994, and 1993, respectively. Income from discontinued operations, net of income tax benefit, was $3.8 million or 21 cents per share for fiscal 1995 compared to $2.2 million or 12 cents per share for fiscal 1994. See "Notes to the Consolidated Financial Statements --
  Note 11."

  Extraordinary Item

      In line with the objective of reducing its debt and interest expense, the Company prepaid a portion of its 9.33% and 9.35% Senior Notes during the fourth quarter of fiscal 1995. The cost associated with the early extinguishment of this debt has been reported as an extraordinary item. Loss from the extraordinary item, net of income tax benefit, was $1.1 million or 6 cents per share for fiscal 1995. See "Notes to the Consolidated Financial Statements -- Note 7."

  Net Income

      Total net income for fiscal 1995 was $11.2 million or 62 cents per share compared to $6.9 million or 38 cents per share in fiscal 1994.

  FISCAL 1994 COMPARED TO FISCAL 1993

      Sales from continuing operations declined 20 percent from $1,149.5 million in fiscal 1993 to $918.1 million for fiscal 1994, due primarily to reduced deliveries. Commercial sales aggregated 86 percent and government sales 14 percent in both fiscal 1994 and fiscal 1993.

      The Company reported operating income of $59.3 million, an operating margin of 6.5 percent, for fiscal 1994, excluding the impact from unusual items. Including the effect of the unusual items of $7.9 million, operating income was $51.4 million, a margin of 5.6 percent. The unusual items were the write-off of unamortized pension past service costs related to the reduction of employment levels, net of a gain on the sale of the Company's Auburn, Washington, facility. Operating results in fiscal 1994 benefited from the Company's downsizing, related reductions in overhead expenses, and improved program results. During fiscal 1993, the Company reported operating income of $8.6 million after the effect of a $25.0 million net provision for asset and liability valuations and other costs related to the planned consolidation activity. In addition, fiscal 1993 results were adversely impacted by losses on tooling and design efforts and cost problems related to certain programs.

      Net interest expense was $46.8 million for the year ended July 31, 1994, compared to $47.9 million for fiscal 1993.

      Income from continuing operations for fiscal 1994 was $4.7 million or 26 cents per share compared to a loss from continuing operations of $24.3 million or $1.35 per share in fiscal 1993. The net impact of the unusual items described above was to reduce net income for fiscal 1994 by $4.8 million or 27 cents per share. The increase in federal income tax rates resulting from the Omnibus Budget Reconciliation Act, implemented in August 1993, increased net income in fiscal 1994 by $2.8 million or 16 cents per share and increased the deferred tax asset.

________________________________________________________________________________
________________________________________________________________________________

  LIQUIDITY AND CAPITAL RESOURCES

      At July 31, 1995, the Company had $84.6 million of cash and cash equivalents and $74.2 million available under its revolving credit agreement. Over the next several years, the Company expects to increase its investments in program inventory in connection with increased deliveries and anticipated new business opportunities. The Company believes that its financial resources are adequate to meet its requirements during this time period.

      Cash provided by operating activities during fiscal 1995 totaled $27.5 million compared with $80.5 million for the prior fiscal year. Contributing to the positive cash flow in fiscal 1995 and 1994 were cost reduction efforts, increased productivity, and improved collection efforts on receivables.
  Fiscal 1995 cash provided by operating activities was reduced by a $36 million contribution to the Company's pension plans compared with $17 million in fiscal 1994. Cash provided by operating activities for fiscal 1994 included significant settlements associated with the restructuring of certain contracts, several one-time payments for non-recurring tasks, and proceeds from the sale of the business jet line of business. Cash provided by operations is subject to significant variations from period to period.

      The Company's total financings (balance sheet debt plus off-balance sheet financings) aggregated $605.6 million at July 31, 1995, compared to $671.1 million at July 31, 1994. Balance sheet debt decreased $34.2 million from $589.0 million on July 31, 1994, to $554.8 million on July 31, 1995. In January 1995, the Company made the annual $12.5 million principal payment on its 9.35% Senior Notes and in July 1995, the Company made voluntary prepayments of $10.7 million on its 9.35% Senior Notes and $10.7 million on its 9.33% Senior Notes. As a result of such prepayments, the commitment under the Company's revolving credit agreement was reduced from $110 million to $91.1 million. The availability of this commitment is also reduced by an outstanding $16.9 million stand-by letter of credit. The revised commitment will be reduced by an additional $8.3 million every six months beginning in October 1995 until it reaches $66.2 million. The Company anticipates that it will replace the existing revolving credit agreement with a new facility during fiscal 1996.

      The Company has a $40 million accounts receivable sales program, down from $60 million at July 31, 1994. Under this off-balance sheet financing program, the Company sells receivables from specified customers on an on-going basis. Due to the slowdown in the aerospace industry and the resulting reduction in the Company's sales, the amount of outstanding receivables from these customers falls, from time to time, below levels required to support the facility. As a result, the Company has elected to deposit cash collateral when necessary to support the facility and has withdrawn cash when it is no longer required to be deposited. At July 31, 1995, $13.5 million of cash collateral was on deposit thereby reducing the effective utilization of this program to $26.5 million.

      The Company is also a party to certain equipment leases, treated as an off-balance sheet financing, totaling $24.3 million at July 31, 1995. During the second quarter of fiscal 1995, the Company restructured a major sales leaseback agreement reducing the size of this financing by approximately $22 million. In connection with this restructuring, the equipment lessors released their interest in certain Company equipment and receivables and released the Company from its potential obligation to prepay up to $10 million of equipment lease rentals.

      At July 31, 1995, the underfunded status (excess of accrued benefit obligations over plan assets) of the Company's defined benefit plans was $64.0 million, a reduction of $60.0 million from $124.0 million at July 31, 1994. The improved funded status resulted primarily from an increase in the discount rate used to calculate the present value of future pension plan liabilities, the substantial contribution made by the Company in fiscal 1995, and market gains. Reflecting a rise in market interest rates, the Company increased its discount rate to 8.25 percent for its fiscal 1995 valuation from the 7.5 percent used for its fiscal 1994 valuation. This decrease in the underfunded status of the plans resulted in a $17.5 million reduction in the charge to shareholders' equity in fiscal 1995 and a $11.7 million decrease to the Company's deferred tax asset account.

________________________________________________________________________________
________________________________________________________________________________

      The Company's required annual contribution to its defined benefit plans is determined in accordance with IRS regulations. Due to the underfunded status of the pension plans, these regulations required the Company to make significant annual cash contributions to the pension plans. During fiscal 1995, the Company's contributions to its pension plans aggregated $36.0 million. A significant level of contributions is expected to continue until the plans approach a fully funded status. The Company expects to have sufficient liquidity to make these increased contributions. See "Notes to the Consolidated Financial Statements -- Note 9."

      The Company's net inventory increased to $390.3 million at July 31, 1995 from $363.2 million at July 31, 1994. Production inventory declined reflecting the reduced sales volume and the efforts of management to control inventory levels through shorter lead times and just-in-time contracts. In addition, pre-production inventory declined as prior investments were recovered from customers, but grew on the 737-700 program as the program progressed through the design and tooling stages. Progress payments and advances declined as the Company delivered units and certain government programs neared completion. Excess-over-average inventory also increased on certain programs due to implementation of design changes, higher than anticipated costs, schedule slides, and initial production costs on the MD-90 program.

      Capital expenditures for property, plant, and equipment totaled $8.1 million for fiscal 1995, up from $5.8 million for fiscal 1994. The Company substantially curtailed capital expenditures for fiscal 1995 and 1994 in line with other cost cutting efforts. This level of spending is expected to increase over the next several years.

      The Company's firm backlog, which includes the sales price of all undelivered units covered by customers' orders, was approximately $1.0 billion at July 31, 1995, compared to $1.2 billion at July 31, 1994. Approximately $0.5 billion of the $1.0 billion backlog is scheduled to be delivered in fiscal 1996. (Sales during any period include sales which were not part of backlog at the end of the prior period.) Customer orders in firm backlog are subject to rescheduling and/or termination for customer convenience; however, in certain cases, the Company is entitled to an adjustment in contract amounts. The Company has an additional $2.8 billion in anticipated backlog, which represents the sales price of units which the Company expects that its customers will order under existing contracts and the Company will deliver within seven years.

  ADDITIONAL ITEMS

      During November 1994 through January 1995, inspection of commercial aircraft revealed a cracked spar cap on two wing pylons. The company has warranted these applications to its customer. Investigation indicates that the wing pylon spar caps, which were sourced, assembled and supplied by a major subcontractor to the Company, did not receive a required process step. Analysis and testing show that there are no airworthiness or safety of flight concerns with continued aircraft operations. Subsequent fleetwide inspections have revealed no other cracks; however, a replacement program is being implemented. The Company expects that replacement will occur during regularly scheduled maintenance. The spar caps will require replacement on approximately 120 aircraft over a period of several years. The wing pylon is warranted to Rohr by its subcontractor and the Company believes that the cost of removing and replacing the spar cap components for the wing pylon, which is expected to approximate $315,000 per aircraft, will be primarily the responsibility of the subcontractor. To date the subcontractor has not agreed to pay all of these costs, but has already borne some of the costs incurred for the replacement program to date. Further, the Company believes that, under the terms of its subcontractors contractual warranty, it will recover the substantial portion of its own cost, and that the resolution of this matter will not have a material adverse effect on the Company's financial condition.

      In addition, the Company acquired materials directly from the spar cap materials supplier, a small company with limited financial resources. Some of these materials were not processed to specifications before use in various aircraft applications. The Company has warranted these applications. With respect to these other applications, no failures have been noted to date and the Company and its customers are investigating whether any replacement or repair will be required.

________________________________________________________________________________
________________________________________________________________________________

  ENVIRONMENTAL MATTERS

      The Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), and under certain analogous state laws for the cleanup of contamination resulting from past disposal of hazardous substances at several sites to which the Company, among others, sent such substances in the past. CERCLA requires the cleanup of sites from which there has been a release or threatened release of hazardous substances, and authorizes the Environmental Protection Agency ("EPA") to take any necessary response actions at such sites, including ordering PRPs to clean up or contribute to the cleanup of a Superfund site. Courts have interpreted CERCLA to impose strict, joint, and several liability upon all persons liable for response cost.

      In June 1987, the U.S. District Court of Los Angeles, in U.S. et al., vs. Stringfellow, granted partial summary judgment against the Company and 14 other defendants on the issue of liability under CERCLA. Subsequently, the State of California was found liable and an allocation of its responsibility was made. The most recent estimate the Company has made of its liability, assuming the court order allocating substantial liability to the State of California is upheld, assuming the 1989 EPA estimate of total cleanup costs is not exceeded (although the EPA cautioned the actual costs could have a variation of 30 percent less or 50 percent higher than its estimate), and assuming tentative allocations among the Company and all other users of the site will approximate the final allocation of aggregate user liability, shows a Company expenditure ranging from $5 million to $8 million over and above sums spent to date. However, the Company estimates further assume that the EPA selects a final remedial action of moderate technology and cost, rather than one of several more radical ones previously suggested, but apparently discarded at this point, by the EPA. Expenditures by the Company for cleanup of this site during fiscal 1995 were approximately $0.4 million and are expected to be approximately $0.3 million during fiscal 1996. From inception to July 31, 1995, the Company has expended approximately $3.7 million on cleanup costs for this site. Applicable law provides for continuing liability for future remedial work beyond existing agreements and consent decrees. The Company has reached settlement agreements with its primary comprehensive general liability insurers and has retained the right to file future claims against its excess carriers. The Company recorded the proceeds from such settlements received from its carriers as reserves. The Company has not recorded any other amounts with respect to its rights against its insurers.

      The Company is also involved in several other proceedings and investigations related to waste disposal sites and other environmental matters. It is difficult to estimate the ultimate level of environmental expenditures for these various other environmental matters due to a number of uncertainties at this early stage, including the complexity of the related laws and their interpretation, alternative cleanup technologies and methods, insurance and other recoveries, and in some cases the extent or uncertainty of the Company's involvement. However, preliminary estimates of cleanup costs for the Rio Bravo, Chatham Brothers, and Casmalia waste disposal sites were approximately $7 million, $30 million, and $70 million respectively, and the Company's share (based on estimated, respective volumes of discharges into such sites by all generators, all of which cannot now be known with certainty) could approximate $0.5 million for the Rio Bravo site, $0 for the Chatham Brothers site (based on the Company's belief that it never used that site), and $1.8 million for the Casmalia site. The Company does not yet know about the ability of all of the other waste generators using the Casmalia and Rio Bravo sites to fund their allocable share, and the Company could be found jointly and severally liable with all waste generators using such sites. The Company has made claims against its insurance carriers for certain of these items, and has received claims acknowledgment letters reserving the rights of such carriers. The insurers have alleged or may allege various defenses to coverage, although no litigation has been commenced.

________________________________________________________________________________
________________________________________________________________________________

      During the year ended July 31, 1995, the Company expended, for the environmental items described above and also for other environmental matters (including environmental protection activities in the normal operation of its plants), a total of approximately $6.3 million. These expenditures covered various environmental elements, including hazardous waste treatment and disposal costs, environmental permits, environmental consultants, fines or donations (which were not material, either individually or in the aggregate), and environmental remediation (including Stringfellow), no significant part of which was capitalized. Assuming the usage of all of these various environmental elements remains substantially the same for fiscal 1996 as in fiscal 1995, which the Company anticipates, costs for these elements in fiscal 1996 should be comparable to the current rate of expenditure for fiscal 1995.

      Based upon presently available information, the Company believes it has sufficient reserves and that aggregate costs in relation to all environmental matters of the Company will not have a material adverse effect on the Company's financial condition, liquidity, results of operations or capital expenditures.

  INCOME TAXES

      At July 31, 1995, the Company's deferred tax asset was $111.5 million, consisting of $96.7 million for federal tax purposes and $14.8 million for state tax purposes. The ultimate realization of the Company's deferred tax asset is dependent upon the generation of sufficient future taxable income during the available federal and state NOL carryforward periods. Management expects that a sufficient level of taxable income will result in years subsequent to fiscal 1995 and prior to the expiration of the NOLs to realize the deferred tax asset recorded at July 31, 1995.

      Based on tax rates in effect on July 31, 1995, the Company must generate approximately $290 million of future taxable income (net of $210 million of taxable income that the Company will report as a result of the automatic reversal of existing taxable temporary differences between asset and liability values for financial reporting and income tax purposes) prior to the expiration of the Company's NOLs in 2003 through 2010 for full realization of the net deferred tax asset.

      The Company's long-term contracts and programs provide the Company opportunities to generate future taxable income necessary to realize the deferred tax asset recorded. During the rapid growth cycle in the late 1980's and early 1990's, the Company made significant investments in new facilities and in new programs. As programs mature, the Company expects to utilize its investments, resources, and experience to reduce the cost of production. For example, the Company has been able to reduce its work force through consolidation and downsizing. In addition, direct sales of spare parts to the airlines are expected to increase as a program matures. Generally, the Company earns a higher margin on the direct sales of spare parts to the airlines. The Company believes it will be able to generate, on average, at least $36 million in pretax income for each of the next eight years, in order to fully utilize the deferred tax asset (assuming all temporary differences between asset and liability values for financial reporting and income tax purposes reverse during that period). This level of annual pretax income would be $21.4 million in excess of reported fiscal 1995 pretax income of $14.6 million from continuing operations.

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

________________________________________________________________________________
  CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
  (IN THOUSANDS)

                                                         JULY 31,
  ----------------------------------------------------------------------
                                                    1995        1994
  ----------------------------------------------------------------------
  ASSETS
  Cash and cash equivalents                       $ 84,584   $  115,996
  Short-term investments                                 -       17,568
  Accounts receivable                               72,152       93,143
  Inventories:
   Work-in-process                                 429,578      444,076
   Raw materials, purchased parts and supplies      23,367       23,441
   Less customers' progress payments and advances  (62,670)    (104,321)
  -----------------------------------------------------------------------
     Inventories - net                             390,275      363,196
   Deferred tax asset                                6,493       36,353
   Prepaid expenses and other current assets        13,685       18,493
  -----------------------------------------------------------------------

      TOTAL CURRENT ASSETS                         567,189      644,749

  PROPERTY, PLANT AND EQUIPMENT - NET              217,051      222,063

  INVESTMENT IN LEASES                              34,657       37,145
  DEFERRED TAX ASSET                               105,020       97,135
  OTHER ASSETS                                      52,623       55,755
 ------------------------------------------------------------------------
                                                  $976,540   $1,056,847
 ========================================================================
  LIABILITIES AND SHAREHOLDERS' EQUITY

  Trade accounts and other payables               $125,861   $  129,674
  Salaries, wages and benefits                      32,011       37,100
  Taxes on income                                      451        2,343
  Current portion of long-term debt                 14,119       14,952
  -----------------------------------------------------------------------

      TOTAL CURRENT LIABILITIES                    172,442      184,069

  LONG-TERM DEBT                                   540,658      574,038
  PENSION AND POST-RETIREMENT
   OBLIGATIONS - LONG-TERM                          69,386      125,004
  OTHER OBLIGATIONS                                 18,123       26,827
  COMMITMENTS AND CONTINGENCIES (NOTE 8)                 -            -

  SHAREHOLDERS' EQUITY:
   Preferred stock, $1 par value per share,
    10 million shares authorized, none issued            -            -
   Common stock, $1 par value per share,
    authorized 50,000,000 shares; issued and
    outstanding 18,068,076 and 18,041,680
    shares, respectively                            18,068       18,042
   Additional paid-in capital                      102,887      102,598
   Retained earnings                                93,394       82,168
   Minimum pension liability adjustment            (38,418)     (55,899)
  -----------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                      175,931      146,909

  -----------------------------------------------------------------------
                                                  $976,540   $1,056,847
  =======================================================================

  The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

________________________________________________________________________________
  CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
  (IN THOUSANDS EXCEPT FOR PER-SHARE DATA)

                                               YEAR ENDED JULY 31,
  ------------------------------------------------------------------------------
                                          1995         1994            1993

  ------------------------------------------------------------------------------
  SALES                               $  805,000   $  918,141      $1,149,503
  COSTS AND EXPENSES                     714,173      830,474       1,097,141
  GENERAL AND ADMINISTRATIVE
   EXPENSES                               26,198       28,352          43,800
  UNUSUAL ITEMS (NOTE 9)                       -        7,926               -

  ------------------------------------------------------------------------------
  OPERATING INCOME                        64,629       51,389           8,562
  INTEREST - NET                          49,986       46,836          47,883
  ------------------------------------------------------------------------------

  INCOME (LOSS) FROM CONTINUING
   OPERATIONS
  BEFORE TAXES ON INCOME                  14,643        4,553         (39,321)

  TAXES (BENEFIT) ON INCOME                6,150         (116)        (15,064)
  ----------------------------------------------------------------------------
  INCOME (LOSS) FROM
   CONTINUING OPERATIONS                   8,493        4,669         (24,257)

  INCOME (LOSS) FROM
   DISCONTINUED OPERATIONS
   - NET OF TAXES (NOTE 11)                3,879        2,258          (6,324)
  ------------------------------------------------------------------------------

  INCOME (LOSS) BEFORE EXTRAORDINARY
   ITEM AND CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE                      12,372        6,927         (30,581)

  LOSS FROM EXTRAORDINARY
   ITEM - NET OF TAXES (NOTE 7)           (1,146)           -               -

  CUMULATIVE EFFECT THROUGH JULY 31,
   1992, OF ACCOUNTING CHANGES
   - NET OF TAXES (NOTE 2)                     -            -        (223,950)

  ------------------------------------------------------------------------------
  NET INCOME (LOSS)                   $   11,226   $    6,927      $ (254,531)
  ==============================================================================

  PRIMARY EARNINGS (LOSS) PER AVERAGE
   SHARE OF COMMON STOCK FROM:
    Continuing Operations             $     0.47   $     0.26      $    (1.35)
    Discontinued Operations                 0.21         0.12           (0.36)
    Extraordinary Item                     (0.06)           -               -
    Cumulative Effect Through July 31,
     1992, of Accounting Changes               -            -          (12.50)

  ------------------------------------------------------------------------------
  NET PRIMARY EARNINGS (LOSS) PER
   AVERAGE SHARE                      $     0.62   $     0.38      $   (14.21)
  ==============================================================================

  FULLY DILUTED EARNINGS (LOSS) PER
   AVERAGE SHARE OF COMMON STOCK FROM:
    Continuing Operations             $     0.47   $     0.26      $    (1.35)
    Discontinued Operations                 0.16         0.12           (0.36)
    Extraordinary Item                     (0.05)           -               -
    Cumulative Effect Through July 31,
     1992, of Accounting Changes               -            -          (12.50)

  ------------------------------------------------------------------------------
  NET FULLY DILUTED EARNINGS
   (LOSS) PER AVERAGE SHARE           $     0.58   $     0.38      $   (14.21)
  ==============================================================================

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

________________________________________________________________________________
  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
  (IN THOUSANDS)

  ---------------------------------------------------------------------------------------------
                                        COMMON STOCK  ADDITIONAL                MINIMUM PENSION
                                          PAR VALUE    PAID-IN      RETAINED      LIABILITY
                                         $1 A SHARE    CAPITAL      EARNINGS      ADJUSTMENT
  --------------------------------------------------------------------------------------------
  BALANCE AT JULY 31, 1992                $ 17,833    $  101,261    $  329,772  $        -

    Common stock issued to
     employee benefit plans                     67           673
    Stock plans activity                        96           378
    Net loss                                                          (254,531)
    Minimum pension
     liability adjustment (Note 9)                                                 (13,306)
  --------------------------------------------------------------------------------------------

  BALANCE AT JULY 31, 1993                  17,996       102,312        75,241     (13,306)

    Stock plans activity                        46           286
    Net Income                                                           6,927
    Minimum pension
     liability adjustment (Note 9)                                                 (42,593)
  --------------------------------------------------------------------------------------------

  BALANCE AT JULY 31, 1994                  18,042       102,598        82,168     (55,899)

    Stock plans activity                        26           289
    Net Income                                                          11,226
    Minimum pension liability
     adjustment (Note 9)                                                            17,481
  --------------------------------------------------------------------------------------------
  BALANCE AT JULY 31, 1995                $ 18,068    $  102,887    $   93,394  $  (38,418)
  ============================================================================================

  The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

________________________________________________________________________________
  CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (IN THOUSANDS)

                                                                   YEAR ENDED JULY 31,
  --------------------------------------------------------------------------------------------------
                                                        1995             1994             1993
  --------------------------------------------------------------------------------------------------
  OPERATING ACTIVITIES:
  Net income (loss)                                   $ 11,226       $    6,927       $(254,531)
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
   Depreciation and amortization                        22,148           22,538          25,578
   Cumulative effect of accounting changes -
    net of taxes                                             -                -         223,950
   Changes due to (increase) decrease in
    operating assets:
    Accounts receivable                                 29,059           27,500          84,013
    Inventories - net                                  (22,034)          71,497          34,447
    Prepaid expenses and other assets                    5,291           (1,459)          4,514
   Changes due to increase (decrease) in operating
    liabilities:
    Trade accounts and other payables                  (10,206)         (56,000)         (6,464)
    Pension and post-retirement obligations            (26,642)           5,517          (5,269)
    Taxes on income and deferred tax asset               8,332            1,176         (29,432)
   Other                                                10,373            2,837           4,251
  --------------------------------------------------------------------------------------------------
     Net cash provided by operating activities          27,547           80,533          81,057
  --------------------------------------------------------------------------------------------------
  INVESTING ACTIVITIES:
   Sale (purchase) of short-term investments            17,568          (17,568)              -
   Proceeds (repurchase) from sale-leaseback
    transactions                                       (21,782)               -          52,247
   Purchase of property, plant and equipment            (8,135)          (5,784)        (27,536)
   Net advances on discontinued operations              (5,045)           5,045               -
   Other                                                 1,280             (907)         (1,180)
  --------------------------------------------------------------------------------------------------
     Net cash provided by (used in) investing
      activities                                       (16,114)         (19,214)         23,531
  --------------------------------------------------------------------------------------------------
  FINANCING ACTIVITIES:
   Proceeds from 9.33% senior notes                          -                -          62,000
   Net proceeds from 11.625% senior notes                    -           95,690               -
   Net proceeds from 7.75% convertible subordinated
    notes                                                    -           55,515               -
   Annual principal payment of 9.35% senior notes      (12,500)         (12,500)        (12,500)
   Net prepayment of 9.33% senior notes                (11,195)               -               -
   Net prepayment of 9.35% senior notes                (11,286)               -               -
   Repayment of medium-term notes                            -          (35,000)        (10,000)
   Net short-term borrowings (repayments)                    -                -         (20,000)
   Long-term borrowings under revolving credit
    agreement                                                -          115,000          90,000
   Repayment of borrowings under revolving credit
    agreement                                                -         (165,000)       (120,000)
   Repayment of other long-term borrowings              (2,323)          (2,618)        (36,387)
   Proceeds (repayment) from cash values in
    insurance policies                                       -           (9,907)          9,907
   Reduction in sales of receivable sales program      (20,000)               -         (45,000)
   Cash collateral for receivable sales program         13,003          (26,503)              -
   Stock contributions to employee benefit plans             -                -             741
   Other                                                 1,456           (2,186)         (2,285)
  --------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing
       activities                                      (42,845)          12,491         (83,524)
  --------------------------------------------------------------------------------------------------
  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     (31,412)          73,810          21,064
  CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR         115,996           42,186          21,122
  --------------------------------------------------------------------------------------------------
  CASH AND CASH EQUIVALENTS, END OF YEAR              $ 84,584       $  115,996      $   42,186
  ==================================================================================================
  SUPPLEMENTAL CASH FLOW INFORMATION:
   CASH PAID (RECEIVED) DURING THE YEAR FOR:
   Interest, net of amount capitalized                $ 52,010       $   41,622       $  47,758
   Income taxes                                         (1,958)             174           9,802
  NON-CASH INVESTING AND FINANCING ACTIVITIES:
   Sale of receivables                                       -                -          60,000
   Repurchase of receivable or inventory equivalents         -                -        (105,000)
  ==================================================================================================

  The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

________________________________________________________________________________
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

  NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A.  PRINCIPLES OF CONSOLIDATION

      The consolidated statements include the accounts of Rohr, Inc. and all subsidiaries ("Company"). Total assets and sales of foreign subsidiaries are not significant.

      Certain reclassifications have been made to prior years to conform to current year presentation.

  B.  SALES AND EARNINGS

      The Company follows the guidelines of Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (the contract method of accounting) for certain commercial and all governmental contracts, except that the Company's contract accounting policies differ from the recommendations of SOP 81-1 in that revisions of estimated profits on contracts are included in earnings by the Company under the reallocation method rather than the cumulative catch-up method. Contract accounting generally places limitations on the combining of contracts and prohibits the anticipation of future contracts in determining the contract profit center. Approximately one-half of the Company's sales during fiscal years 1995, 1994, and 1993 were accounted for using the contract method of accounting.

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

      Profit is estimated based on the difference between total estimated revenue and total estimated cost of a contract or program and is recognized evenly as a uniform percentage of sales value on all remaining units to be delivered. Current revenue does not anticipate higher or lower future prices, but includes units delivered at actual sales prices. A constant contract or program margin is achieved by deferring or accelerating a portion of the average unit cost on each unit delivered. Cost includes the estimated cost of the pre-production effort (primarily tooling and design), plus the cost of manufacturing both a specified number of production units and, under the program method of accounting, those spares which are expected to be delivered concurrently with such production units. The specified number of production units used to establish the profit margin is predicated upon market forecasts and does not exceed the lesser of those quantities assumed in original program pricing or those quantities which the Company now expects to deliver in the periods assumed in original program pricing. The number of units used to estimate profit margin is increased when firm orders exceed the number of units used for pricing purposes. Generally, spares, as a percentage of total deliveries, increase as a program matures and are sold at higher prices than production units. This higher price reflects, in part, additional costs related to technical and customer support activities.

________________________________________________________________________________
________________________________________________________________________________


      Under both the contract and program methods of accounting, the Company's sales are primarily under fixed-price contracts, many of which contain escalation clauses and require delivery of products over several years. Sales and profits on each contract or program are recognized primarily in accordance with the percentage-of-completion method of accounting, using the units-of-delivery method. Revisions of estimated profits on contracts or programs are included in earnings by the reallocation method, which spreads the change in estimate over current and future deliveries. Any anticipated losses on contracts or programs and overruns of program pre-production costs are charged to earnings when identified. Both the contract and program methods of accounting involve the use of various estimating techniques to project estimated costs at completion and may include estimates of recoveries on claims asserted against the customer for changes in specifications. These estimates involve various assumptions and projections relative to the outcome of future events. Paramount are assumptions relative to labor performance and anticipated future labor rates, and projections relative to material and overhead costs. These assumptions involve various levels of expected performance improvements. Program accounting also requires estimates of the market for a program and the spares expected to be ordered. The Company reevaluates its estimates quarterly for all significant contracts and programs. Changes in estimates are reflected in the current and future periods.

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

________________________________________________________________________________
________________________________________________________________________________

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

      The Company assesses on an annual basis its ability to recover the carrying value of its long-lived assets. If management concludes that the carrying value will not be recovered from future activities, an impairment write-down is recorded to reduce the asset to its estimated fair value.

  E.  PENSION

      Pension costs include current costs plus the amortization of transition assets over periods up to 14 years. The Company funds pension costs in accordance with plan and legal requirements.

  F.  RESEARCH AND DEVELOPMENT

      Research and development costs incurred for the development of proprietary products are expensed as incurred as part of general and administrative expense. These costs have not been material to operations during the periods presented. Design efforts performed under contract generally consist of the adaptation of an existing capability to a particular customer need and are accounted for as an element of contract costs.

  G.  INCOME TAXES

      Deferred tax assets and liabilities are recognized based upon temporary differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. See Note 6.

  H.  NET INCOME PER AVERAGE SHARE OF COMMON STOCK

      Primary earnings per share was determined by dividing net income by the weighted average number of common shares and common share equivalents (stock options and warrants) outstanding during the year. Fully diluted earnings per share reflect the maximum dilution of per share earnings, if applicable, which would have occurred if the dilutive convertible notes and debentures of the Company had been converted as of the beginning of the period.

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

  K.  INDUSTRY SEGMENTS

      The Company considers itself to operate in one industry segment.

________________________________________________________________________________
________________________________________________________________________________


  NOTE 2 - ACCOUNTING CHANGES

      In fiscal 1993, the Company changed certain elements in the application of accounting principles relating to long-term programs and contracts. In addition, the Company also adopted the provisions of SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other than Pensions", and SFAS No. 109, "Accounting for Income Taxes". Each change requires that the Company calculate the effect of the change in accounting principles on retained earnings as of the first day in the fiscal year of change. These changes did not affect the Company's cash flow. The cumulative effect of these changes for the periods through July 31, 1992, was a charge of $224.0 million, net of income tax benefits of $139.0 million, substantially all of which related to the change in application of accounting principles related to long-term programs and contracts.

  NOTE 3 - ACCOUNTS RECEIVABLE

      Accounts receivable, which relate primarily to long-term programs and contracts, consist of the following (in thousands):

                                                                                  JULY 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                                         1995                     1994
-----------------------------------------------------------------------------------------------------------------------------------

   Amount billed                                                      $ 41,884                 $ 67,487
   Recoverable costs and accrued profit on
    units delivered but not billed                                      12,422                   10,351
   Recoverable costs and accrued profit on
    progress completed but not billed                                    4,533                      871
   Unrecovered costs and estimated profit
    subject to future negotiations                                      13,313                   14,434
------------------------------------------------------------------------------------------------------------------------------------

                                                                      $ 72,152                 $ 93,143
====================================================================================================================================

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

      "Unrecovered costs and estimated profit subject to future negotiations" consist of contract tasks completed for which a final price has not been negotiated with the customer. Amounts in excess of agreed upon contract prices are recognized when it is probable that the claim will result in additional contract revenue and the amounts can be reliably estimated. Included in this amount at July 31, 1995, are estimated recoveries on constructive change claims related to government imposed redefined acceptance criteria on the Grumman F-14 and the Boeing E3/E6 programs. Management believes that amounts reflected in the financial statements are reasonable estimates of the ultimate settlements. The resolution of these items may take several years.

________________________________________________________________________________
________________________________________________________________________________


      The Company has a $40 million accounts receivable sales program under which it sells receivables through a subsidiary to a trust on an ongoing basis. The investors' interests in the trust, net of the cash collateral discussed below, are reported as a reduction to accounts receivable. The Company's subsidiary holds the remaining interest in the trust which fluctuates in value depending upon the amount of receivables owned by the trust from time to time. Due to the slowdown in the aerospace industry and the resulting reduction in the Company's sales, the amount of outstanding receivables owned by the trust has fallen below levels which existed at the start of the facility. As a result, the Company has elected to deposit cash collateral from time to time as required to support the facility. The Company had cash collateral on deposit totaling $13.5 million and $26.5 million at July 31, 1995 and 1994, respectively. The cost associated with the sale of receivables under the current facility is 7.57% per year. These costs, and those of a predecessor facility, all of which have been reflected as a reduction in sales values, were $3.6 million, $4.5 million, and $5.3 million in fiscal 1995, 1994, and 1993, respectively.

  SALES

      The Company's sales to major customers including related program spares, expressed as a percentage of total sales, during the following periods are summarized as follows:

                                                    YEAR ENDED JULY 31,
        -------------------------------------------------------------------
                                               1995       1994         1993
        -------------------------------------------------------------------

            Boeing                              17%        15%          18%
            International Aero Engines          14         16            9
            Rolls-Royce                         13         10            8
            CFM International                   11          9            8
            Pratt & Whitney                     10         14           17
            McDonnell Douglas                    8          7           11
            General Electric                     7          9            7
            Airbus Industrie                     6          3            6
            Lockheed                             5          6            3
            United Technology                    4          4            6
            Other                                5          7            7
         ==================================================================

      Total sales to the U.S. Government (including direct sales and indirect sales through some of the prime contractors shown above) accounted for 12 percent, 14 percent, and 14 percent of sales from continuing operations in the years ended July 31, 1995, 1994, and 1993, respectively.

      Commercial products sold by the Company to jet engine manufacturers are ultimately installed on aircraft produced by the major commercial airframe manufacturers, Airbus Industrie, Boeing and McDonnell Douglas. Sales to foreign customers accounted for 38%, 24%, and 26% of total sales for fiscal 1995, 1994, and 1993, respectively. Of the total sales, 33%, 22%, and 23% were to Europe for fiscal 1995, 1994, and 1993, respectively.

________________________________________________________________________________
________________________________________________________________________________

  NOTE 4 - INVENTORIES

      Work-in-process inventories, which relate primarily to long-term contracts and programs, are summarized as follows (in thousands, except quantities):

                       AIRCRAFT ORDER STATUS (1)               COMPANY ORDER STATUS              WORK-IN-PROCESS INVENTORY
                      --------------------------    --------------------------------------- ----------------------------------------
                            AS OF 6/30/95                         AS OF 7/31/95                     AS OF 7/31/95
                                                      (2)              Firm (3)
                    Delivered   Unfilled  Unfilled  Program            Unfilled  Fiscal Year              Pre-      Excess
Program            to Airlines   Orders   Options  Quantity  Delivered Orders  Complete(6)  Production Production Over Average Total

------------------------------------------------------------------------------------------------------------------------------------

A340 nacelle (4) (5)      62     82          87     118          73      14        1997      $ 11,210     49,805   $19,280  $ 80,295

PW4000 nacelle for the
 A300/A310 and
 MD-11 (4)               268     17          48     395         272      16        2003        19,230     16,463    32,107    67,800


MD-90 (4) (5)              5     98         129     401          13      30        2006         8,405     83,405    22,832   114,642

V2500 nacelle for the
 A319/A320/A321 (4) (5)  192    131         157     298         200      37        1998        16,193      7,441         0    23,634


CF6-80C nacelle for the
 747/767, MD-11 and
 A300/A310 (5)           644    197         255     829         680     132        1998        22,158        188    14,953    37,299


CFM56-5 nacelle for the
 A319/A320/A321 (5)      339    189         131     554         351     172        2000        19,406      1,740    24,517    45,663


MD-11 pylon (4) (5)      140     22          71     200         150      20        1999        13,168          0         0    13,168


737-700 (5) (7)            0    146         108     TBD           0       0         TBD            16     14,068         0    14,084


Others                                                                                         18,576     14,417         0    32,993
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JULY 31, 1995                                                                     $128,362   $187,527  $113,689  $429,578

===================================================================================================================================
Balance at July 31, 1994                                                                     $172,799   $202,299  $ 68,978  $444,076

====================================================================================================================================

(1) Represents the aircraft order status as announced by the aircraft manufacturers for the related aircraft and engine option. The Company's orders frequently are less than the announced orders shown above.
(2) Represents the number of aircraft used to obtain average unit cost. Spares (which are not included in this quantity) anticipated to be delivered concurrently with the production units for the above aircraft are also used in calculating average unit cost. Total spares sales values used in calculating average unit cost at July 31, 1995, were $92,292 on the A340, $330,744 on the PW4000, $278,173 on the MD90, $131,881 on the V2500,
     $189,306 on the CF6-80C, $232,490 on the CFM56-5, and $18,663 on the MD-11.
     Total spares values sold as of July 31, 1995, were $45,822 on the A340, $212,034 on the PW4000, $6,647 on the MD90, $86,574 on the V2500, $138,130
     on the CF6-80C, $132,607 on the CFM56-5, and $15,806 on the MD-11. The Company does not have orders for all of these units at this time.
(3) Represents the number of aircraft for which the Company has firm unfilled orders.
(4) Program quantity represents the lesser of those quantities assumed in original program pricing or those quantities which the Company now expects to deliver in the periods assumed in original program pricing.
(5) Programs accounted for in accordance with the program method of accounting.
(6) The year presented for each program or contract represents the fiscal year in which the final production and spares units included in the program quantity will be delivered. The expected life of a program is often significantly longer and as additional orders are received, program quantity is increased and this date is extended.
(7) Program quantity to be determined. New program; quantity not to exceed that used by the prime manufacturer.

________________________________________________________________________________
________________________________________________________________________________

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

      The excess of deferred program costs over the total costs allocated to units in process and delivered (less recoveries from customers due to repricing provisions) that would not be recovered based on existing firm orders as of July 31, 1995, is $16.5 million on the A340 and $106.2 million on the MD-90.

      The Company has used forward contracts to manage its exchange risk on a portion of its purchase commitments from vendors of aircraft components denominated in foreign currencies and to manage its exchange risk for sums paid to its French subsidiary for services. The extent to which the Company utilizes forward contracts varies and depends upon management's evaluation of current and projected foreign currency exchange rates, but the Company does not acquire forward contracts in excess of its current hedging requirements. At July 31, 1995, the Company had no foreign exchange contracts outstanding to purchase foreign currencies.

________________________________________________________________________________
________________________________________________________________________________

  NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consist of the following (in thousands):

                                                           JULY 31,
           ---------------------------------------------------------------
                                                     1995            1994
           ---------------------------------------------------------------
           Land                                 $  25,132       $  25,234
           Buildings                              205,637         208,635
           Machinery and equipment                282,427         253,480
           Construction in progress                10,400          12,688
           ---------------------------------------------------------------
                                                  523,596         500,037
           Less accumulated depreciation and
            amortization                         (306,545)       (277,974)
           ---------------------------------------------------------------
           Property, plant and equipment - net  $ 217,051       $ 222,063
           ===============================================================

      Included in the above categories are assets recorded under capitalized leases with original cost totaling $50.6 million at July 31, 1995 and 1994.


  NOTE 6 - TAXES ON INCOME

      The provision (benefit) for taxes on income is comprised of the following (in thousands):

                                                                 JULY 31,
           ---------------------------------------------------------------------------
                                                   1995           1994         1993
           ---------------------------------------------------------------------------
           CURRENTLY PAYABLE:

           Federal income taxes                  $  900       $  1,320     $    400
           Foreign income taxes                     (90)           400        1,000
           State income taxes                       240          1,200            -

           DEFERRED:
           Federal income taxes                   2,310         (3,660)     (12,935)
           State income taxes                     2,790            624       (3,529)
           ---------------------------------------------------------------------------
                                                 $6,150       $   (116)    $(15,064)
           ===========================================================================

________________________________________________________________________________
________________________________________________________________________________

      The difference between the income tax provision (benefit) computed at the federal statutory rate and the actual tax provision (benefit) is accounted for as follows (in thousands):

                                                                             JULY 31,
          ------------------------------------------------------------------------------------------------
                                                                 1995          1994            1993
          ------------------------------------------------------------------------------------------------
          Taxes (benefit) computed at the federal
           statutory tax rate                                $  5,125      $  1,594      $  (13,369)
          Increase (reduction) resulting from:
           State income taxes, net of federal tax benefit         761           237          (2,176)
           Effect of statutory rate increase                                 (2,870)
           Tax-exempt income from Foreign Sales Corporation      (395)         (680)
           Non-deductible items                                   659         2,270
           Utilization of reserves previously provided
           for tax assessments                                                 (860)
           Other                                                                193             481
          -----------------------------------------------------------------------------------------------
                                                             $  6,150      $   (116)     $  (15,064)
          ===============================================================================================

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

      The components of the Company's deferred tax asset which reflect the tax effects of the Company's temporary differences, tax credit carryforwards and net operating loss carryforwards (NOLs) are listed below (in thousands):

                                                             JULY 31,
          -------------------------------------------------------------------
                                                        1995           1994
          -------------------------------------------------------------------
          CURRENT:
            Inventories                             $  5,546       $ 36,512
            Employee benefits                          5,235          5,443
            State taxes                               (4,288)        (5,602)
          -------------------------------------------------------------------
          Net deferred tax asset - current          $  6,493       $ 36,353
          ===================================================================
          LONG-TERM:
            Depreciation                            $ 16,500       $ 25,308
            Deferred gain on sale/leaseback            8,249          8,707
            Minimum pension liability adjustment      25,826         37,578
            Net operating loss carryforward           83,135         53,440
            Tax credit carryforward                    8,883         10,107
            Investment in leases                     (35,973)       (39,393)
            Other - net                               (1,600)         1,388
          -------------------------------------------------------------------
          Net deferred tax asset - long-term        $105,020       $ 97,135
          ===================================================================

________________________________________________________________________________
________________________________________________________________________________

      The Company has federal NOLs totaling approximately $216 million at July 31, 1995, which expire in the years 2003 through 2010, and tax credit carryforwards totaling $8.9 million which expire in the years 2003 through 2011.

      When tax effected at the rates in effect July 31, 1995, the net deductible temporary differences, tax credit carryforwards, and NOLs result in a deferred tax asset of $111.5 million, consisting of $96.7 million for federal tax purposes and $14.8 million for state tax purposes. Based on rates in effect July 31, 1995, approximately $290 million of future taxable income is required prior to expiration of the Company's NOLs and credits for full realization of the deferred tax asset. The Company believes that its future taxable income will be sufficient for full realization of the deferred tax asset.

      During the fiscal year, the Company resolved the remaining audit issues with the IRS regarding fiscal years 1984 and 1985. The resolution did not have a material adverse effect on the Company and its financial position.

  NOTE 7 - INDEBTEDNESS

      The maturity schedule of the Company's debt is summarized as follows (in thousands):

                                                                                                TOTAL AT
                                                FISCAL YEAR ENDED JULY 31,                      JULY 31,
  ------------------------------------------------------------------------------------------------------------
                                 1996     1997     1998     1999     2000   Thereafter       1995       1994
  ------------------------------------------------------------------------------------------------------------
      11.625% Senior Notes                                                     100,000    100,000    100,000
        9.35% Senior Notes     12,500   12,500   12,500   12,500    1,757                  51,757     75,000
        9.33% Senior Notes               8,850    8,850    8,850    8,850       15,943     51,343     62,000
        Other Debt                398      346      303       62       62       16,500     17,671     18,982
  ------------------------------------------------------------------------------------------------------------
                               12,898   21,696   21,653   21,412   10,669      132,443    220,771    255,982

  CAPITAL LEASES                2,116    1,975    1,870    1,766    1,662        6,800     16,189     15,290
  LESS IMPUTED INTEREST          (895)    (797)    (700)    (605)    (510)      (1,176)    (4,683)    (4,782)
  ------------------------------------------------------------------------------------------------------------
                                1,221    1,178    1,170    1,161    1,152        5,624     11,506     10,508

  SUBORDINATED DEBT:
        7.75% Convertible Notes                                                 57,500     57,500     57,500
        9.25% Debentures                          7,500    7,500    7,500      127,500    150,000    150,000
        7.00% Convertible Debentures                       5,750    5,750      103,500    115,000    115,000
  ------------------------------------------------------------------------------------------------------------
                                                  7,500   13,250   13,250      288,500    322,500    322,500
  ------------------------------------------------------------------------------------------------------------
  TOTAL LONG-TERM DEBT         14,119   22,874   30,323   35,823   25,071      426,567    554,777    588,990
  ------------------------------------------------------------------------------------------------------------
  Less Current Portion of Long-Term Debt                                                  (14,119)   (14,952)
  ------------------------------------------------------------------------------------------------------------

  LONG-TERM DEBT                                                                         $540,658   $574,038
  ============================================================================================================

      The fair value of the Company's total long-term debt as of July 31, 1995 is estimated to be $544.9 million compared to the carrying value of $554.8 million reflected in the table above. This fair value was derived using quoted market prices on publicly traded debt and estimated market value of the privately held debt.

________________________________________________________________________________
________________________________________________________________________________

      The Company's total financings at July 31, 1995 included: indebtedness, shown in the table above; the accounts receivable sales program in the net amount (after the deposit of cash collateral) of $26.5 million, which is reported as a reduction to accounts receivable (see Note 3); and two sale-leaseback transactions, accounted for as operating leases, totaling $24.3 million. The Company's total financings were $605.6 million and $671.1 million at July 31, 1995 and 1994, respectively.

      The Company has an unsecured revolving credit agreement with a group of banks, maturing in April 1997. In the fourth quarter of fiscal 1995, concurrent with a prepayment to its privately placed senior note holders, the total commitment under this agreement was reduced to $91.1 million. The revised commitment is reduced by an additional $8.3 million every six months beginning in October 1995 until it reaches $66.2 million. The Company anticipates that it will replace the existing revolving credit agreement with a new facility in fiscal 1996. Up to $30 million of the commitment is available to support the issuance of letters of credit. At July 31, 1995, $16.9 million of the commitment was used to support an industrial development bond financing. No borrowings were outstanding on July 31, 1995.

      Borrowings under this credit agreement generally incur interest at an annual rate equal to the London Interbank Offered Rate plus 0.75% to 3.25%.
  In addition, the agreement provides for a facility fee, payable on a monthly basis at the rate of 0.35 to 0.75 of 1% on each lender's total commitment.
  The specific interest rate and facility fee payable at any time are based upon the Company's credit rating.

      The Company's privately placed 9.35% Senior Notes due January 2000 require principal payments of $12.5 million in January of each year until repaid. The Company's privately placed 9.33% Senior Notes due December 2002 require principal payments of approximately $8.9 million in December of each year, beginning in 1996, until repaid. In the fourth quarter of fiscal 1995, the Company voluntarily prepaid $10.7 million of its 9.33% Senior Notes and $10.7 million of its 9.35% Senior Notes. The Company used existing funds to extinguish this debt. A premium and certain other expenses associated with this early extinguishment of debt were recorded as an extraordinary item. The net loss associated with this early extinguishment totaled $1.1 million or 6 cents per share, net of income tax benefit of $.7 million. The note holders can require the Company to purchase the remaining principal amount of the notes plus accrued interest and premium for yield adjustment in the event of certain changes in control or ownership of the Company.

       During the fourth quarter of fiscal 1994, the Company completed its public offering of $100 million of 11.625% Senior Notes due May 2003 and the concurrent offering of $57.5 million of 7.75% Convertible Subordinated Notes due May 2004. Both series of notes are general unsecured obligations of the Company and do not have sinking fund requirements. The Convertible Subordinated Notes are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $10.35 per share, subject to adjustment under certain conditions. At the Company's option, the Convertible Subordinated Notes are redeemable after May 14, 1998, at a premium price of 104.7 percent, and the Senior Notes are redeemable after May 14, 1999, at a premium price of 105.8 percent, both declining annually to par at maturity. The note holders can require the Company to purchase the remaining principal, plus accrued interest and premium in the event of certain changes in control or ownership of the Company.

      The Company's 9.25% Subordinated Debentures due March 2017 are subject to mandatory annual sinking fund payments of $7.5 million beginning March 1998. The Company's 7.00% Convertible Subordinated Debentures due October 2012 are subject to mandatory annual sinking fund payments of $5.8 million beginning October 1998. These debentures are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $43.00 per share, subject to adjustment under certain conditions. The 7.00% debentures are redeemable at the Company's option at a premium price of 102.1 percent and the 9.25% debentures are redeemable at a premium price of 105.6 percent, both declining to par over specified time periods.

      The Company's principal financing agreements contain covenants and ratios, the most significant of

________________________________________________________________________________
________________________________________________________________________________

  which relate to tangible net worth, debt to equity, and income available for fixed charges. The Company was in compliance with these covenants at July 31, 1995. These financing agreements also contain other restrictions, including restrictions on new indebtedness, prepayments and redemptions of indebtedness, amendments to debt agreements, liens, dividends, lease obligations, mergers, sales of assets, investments and capital expenditures. If the Company were to breach a covenant in any of its principal financing agreements, the lenders under such agreement could, at their option, accelerate the maturity of the debt evidenced by such agreement. In addition, any such default (or, in some cases, an acceleration after the occurrence of such a default) would cause defaults under cross-default provisions (or cross-acceleration provisions) in other Company financing agreements.

  NOTE 8 - COMMITMENTS AND CONTINGENCIES

      Minimum rental commitments under operating leases with non-cancelable terms of more than one year as of July 31, 1995 are as follows (in thousands):

                      ----------------------------------
                        1996                    $ 5,500
                        1997                      4,600
                        1998                      4,100
                        1999                      2,800
                        2000                      2,500
                        Thereafter                6,400
                      ----------------------------------
                                                $25,900
                      ==================================

      Generally, leases have provisions for rent escalation based on inflation. Certain leases provide for options to renew with substantially similar terms (except negotiable rent increases). The total expense under all operating leases was approximately $8.5 million, $13.1 million and $15.9 million for fiscal 1995, 1994 and 1993, respectively.

      In June 1987, the U.S. District Court of Los Angeles, in U.S. et al, vs. Stringfellow, granted partial summary judgment against the Company and 14 other defendants on the issue of liability under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). This suit alleges that the defendants are jointly and severally liable for all damage in connection with the Stringfellow hazardous waste disposal site in Riverside County, California. In June 1989, a federal jury and a special master appointed by the federal court found the State of California also liable for the cleanup costs. On November 30, 1993, the special master released his "Findings of Fact, Conclusions of Law and Reporting Recommendations of the Special Master Regarding the State Share Fact Finding Hearing." In it, he allocated liability between the State of California and other parties. As this hearing did not involve the valuation of future tasks and responsibilities, the order did not specify dollar amounts of liability. The order, phrased in percentages of liability, recommended allocating liability on the CERCLA claims as follows: 65 percent to the State of California and 10 percent to the Stringfellow entities, leaving 25 percent to the generator/counterclaimants (including the Company) and other users of the site (or a maximum of up to 28 percent depending on the allocation of any Stringfellow entity orphan share). On the state law claims, the special master recommended a 95 percent share for the State of California, and 5 percent for the Stringfellow entities, leaving 0 percent for the generator/counterclaimants. This special master's finding is subject to a final decision and appeal. The Company and the other generators of wastes disposed at the Stringfellow site, which include numerous companies with assets and equity significantly greater than the Company, are jointly and severally liable for the share of cleanup costs for which the

________________________________________________________________________________
________________________________________________________________________________

  generators, as a group, may ultimately be found to be responsible. Notwithstanding, CERCLA liability is sometimes allocated among hazardous waste generators who used a waste disposal site based on the volume of hazardous waste they disposed at the site. The Company is the second largest generator of waste by volume disposed at the site, although it and certain other generators have argued the final allocation of cleanup costs among generators should not be determined solely by volume. The largest volume generator of wastes disposed at the Stringfellow site has indicated it is significantly dependent on insurance to fund its share of any cleanup costs, and that it is in litigation with certain of its insurers.

      The Company has reached settlement agreements with its primary comprehensive general liability insurers for reimbursement of its cleanup costs at the site and has retained the right to file future claims against its excess carriers.

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

  NOTE 9 - EMPLOYEE BENEFIT PLANS

  A.  PENSION PLAN

      The Company has non-contributory pension plans covering substantially all of its employees. Effective January 1, 1995, the Company froze at current levels the benefits earned under the retirement plan covering approximately two-thirds of its employees. Concurrently, for the same group of employees, the Company adopted a cash balance plan and enhanced the benefits under its primary defined contribution plan. The cash balance plan provides benefits based on age and years of service plus interest at specified levels. Benefits under the retirement plan covering certain union employees are based on a negotiated amount per year of service. The Company has made contributions to independent trusts for the minimum funding requirements of these plans under IRS regulations. The Company also has supplemental retirement plans which are generally unfunded.

      Defined benefit plans expense consists of the following components (in thousands):


                                                                   YEAR ENDED JULY 31,
          -------------------------------------------------------------------------------
                                                              1995       1994       1993
          -------------------------------------------------------------------------------
          Service cost                                    $  9,574   $  7,017   $ 12,250
          Interest cost on projected benefit obligation     36,462     36,686     34,601
          Actual gain on plan assets                       (43,245)    (9,168)   (29,379)
          Net amortization and deferral                     12,118    (20,093)     1,605
          -------------------------------------------------------------------------------
           Total                                          $ 14,909   $ 14,442   $ 19,077
          ===============================================================================

      The adoption of the cash balance plan, net of the elimination of future benefits under the retirement

________________________________________________________________________________
________________________________________________________________________________

  plan, increased fiscal 1995 costs by $1.1 million. Fiscal 1994 expense declined from the prior year primarily as a result of reduced employment levels.

    The following table summarizes the funded status of these plans and the amounts recognized in the Consolidated Balance Sheets (in thousands):

                                                                               JULY 31,
          ---------------------------------------------------------------------------------
                                                                          1995         1994
          ----------------------------------------------------------------------------------

          Actuarial present value of benefit obligations:
           Vested                                                   $  459,036   $  471,678
           Non-vested                                                   20,252       22,702
          ----------------------------------------------------------------------------------

          Accumulated benefit obligation                               479,288      494,380
          Effect of projected future salary increases                    3,441        6,023
          ----------------------------------------------------------------------------------

          Projected benefit obligation for service rendered to date    482,729      500,403
          Plan assets at fair value, primarily stocks, bonds,
           other fixed income obligations and real estate              415,284      370,331
          ----------------------------------------------------------------------------------

          Plan assets less than projected benefit obligation           (67,445)    (130,072)
          Unrecognized net loss                                         73,255      111,288
          Unrecognized net asset from initial application
           of SFAS No. 87 being recognized over
           plans' average remaining service life                       (12,819)     (15,822)
          Unrecognized prior service cost                               26,915       28,472
          Additional minimum liability                                 (87,480)    (119,132)
          ----------------------------------------------------------------------------------

          Pension liability recognized in the
           Consolidated Balance Sheets                              $  (67,574)  $ (125,266)
          ==================================================================================


      At July 31, 1995, the Company's additional minimum liability for its defined benefit plans was in excess of the unrecognized prior service costs and net transition obligation and was recorded as a reduction of $38.4 million to shareholders' equity, net of tax benefits of $25.8 million, in accordance with SFAS No. 87, "Employers' Accounting for Pensions". At July 31,1994, the reduction to shareholders' equity totalled $55.9 million.

      The weighted average discount rate used in determining the present value of the projected benefit obligation was 8.25 percent, 7.5 percent, and 8.5 percent respectively, for the years ended July 31, 1995, 1994, and 1993. For compensation based plans, the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation and service cost was based upon an experience-related table and approximated 4.0 percent on current salaries through January 1, 1995, in accordance with plan terms. The expected long-term rate of return on plan assets was 9 percent for the periods presented. Plan assets are invested primarily in stocks, bonds and real estate.

      During fiscal 1994, the Company recognized a curtailment loss of $10.6 million for the write-off of unamortized pension past service costs relating
  to the downsizing of employment levels.   This loss is reflected as an unusual
  item for the 1994 statement of operations net of a gain recognized on the sale of a facility.

      The Company also has certain defined contribution plans covering most employees. Expenses for

________________________________________________________________________________
________________________________________________________________________________

  these plans amounted to $2.8 million, $1.7 million and $3.4 million in fiscal 1995, 1994 and 1993, respectively.


  B.  POST-RETIREMENT BENEFIT OBLIGATIONS OTHER THAN PENSIONS

      The Company has a retirement health care program that pays a specified fixed amount to supplement the medical insurance payments made by retirees who are under age 65 and their spouses and covered dependents. Eligibility for and the amount of the supplement provided by the Company is based on age and years of service. The program requires employee contributions.

      SFAS No. 106 requires disclosure of the effect on the Company's accumulated post-retirement benefit obligation, and net periodic post-retirement benefit cost, using the assumption that the health care cost trend will increase by 1 percent each year. This disclosure is not applicable because the Company is not affected by future health care cost trends since its obligation is to pay a fixed amount as a health care supplement for retirees entitled to this benefit.

    Post-retirement benefit costs, net of expected retiree contributions, included the following components (in thousands):

                                                                                         YEAR ENDED JULY 31,
          --------------------------------------------------------------------------------------------------
                                                                                        1995    1994    1993
          --------------------------------------------------------------------------------------------------
          Service cost - benefits attributed to service during the period             $  146  $  168  $  196
          Interest cost on accumulated post-retirement benefit obligation                408     465     549
          Net amortization and deferral                                                   32       -       -
          --------------------------------------------------------------------------------------------------
          Net periodic post-retirement benefit cost                                   $  586  $  633  $  745
          ==================================================================================================

      The liability for post-retirement health care benefits included the following components (in thousands):

                                                                                               JULY 31,
          --------------------------------------------------------------------------------------------------
                                                                                            1995     1994
          --------------------------------------------------------------------------------------------------
          Accumulated post-retirement benefit obligation:
           Retirees                                                                   $  2,722     $ 2,671
           Fully eligible active plan participants                                         180         214
           Other active plan participants                                                2,425       2,749
          Unrecognized net loss                                                           (690)       (634)
          --------------------------------------------------------------------------------------------------
           Liability for post-retirement health care benefits                         $  4,637     $ 5,000
          ==================================================================================================

      The accumulated post-retirement benefit obligation was determined using weighted average discount rates of 8.25 percent and 7.5 percent, respectively, for the years ended July 31, 1995 and 1994. The plan is unfunded. Each year the Company funds the benefits paid.

________________________________________________________________________________
________________________________________________________________________________

  NOTE 10 - SHAREHOLDERS' EQUITY

      Under the terms of certain covenants in several of the Company's principal financing agreements, the Company may not pay cash dividends until after April 25, 1997. (See Note 7) Thereafter, the Company's ability to pay cash dividends is substantially restricted.

      The Company's 1989 Stock Incentive Plan provides that qualified employees are eligible to receive stock options and various other stock-based awards. Subject to certain adjustments, the plan provides that up to 2,500,000 shares of common stock may be sold or issued under the plan. As a result of previous option grants under this plan, 258,374 and 248,431 stock options and other stock-based awards remained available for grant at July 31, 1995 and 1994, respectively. The plan has no specific termination date except that Incentive Stock Options may not be granted after July 31, 1999. The terms and conditions of the stock-based awards are determined by a Committee of the Board of Directors on each grant date and may include provisions for the exercise price, expiration, vesting, restriction on sale and forfeiture, as applicable. Restricted shares purchased under this plan are subject to restrictions on sale or disposal, which lapse in varying installments from one to 10 years. During fiscal 1995, 14,000 restricted shares were purchased by grantees at a price of $1.00 per share.

      The Company's 1982 Stock Option Plan, under which no future options will be granted, provided for the issuance of non-qualified stock options at the market price of the Company's common stock at the date of grant. The options become exercisable in installments from one to two years after date of grant and expire 10 years from date of grant.

      The Company has a director stock plan under which non-employee directors are automatically granted, on the first business day following the annual meeting of shareholders, an option to purchase 1,000 shares of common stock. The option exercise price is equal to the fair market value of the stock on the date the option is granted. Options granted under the plan generally becomes exercisable six months after the date of grant and expire 10 years from the date of grant. Subject to certain adjustments, the plan provides that up to 100,000 shares of common stock may be sold or issued under the plan. As a result of previous option grants under the plan, 41,000 and 50,000 shares remained available for grant at July 31, 1995 and 1994, respectively.

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

________________________________________________________________________________
________________________________________________________________________________

      Under the various stock option plans, outstanding options for 2,267,359 and 2,037,769 shares of common stock were exercisable as of July 31, 1995 and 1994, respectively. Activity in these stock option plans for the three years ended July 31, 1995, is summarized as follows:

                                                   OPTIONS                 OPTION PRICE
          -----------------------------------------------------------------------------------
          Balance at August 1, 1992               2,795,863          $10.625     -    $31.625

            Granted                                 155,000            8.875           11.375
            Relinquished                            (30,880)          16.500     -     31.625
            Forfeited                              (254,134)          10.625           22.125
          -----------------------------------------------------------------------------------
          Balance Outstanding at July 31, 1993    2,665,849            8.875     -     31.625

            Granted                                 109,000            8.375           10.250
            Relinquished                            (18,655)          16.500     -     31.625
            Forfeited                               (33,150)          10.625           22.125
          -----------------------------------------------------------------------------------
          Balance Outstanding at July 31, 1994    2,723,044            8.375     -     31.625

            Granted                                  19,000            9.125           10.250
            Relinquished                             (7,180)          16.500     -     31.625
            Forfeited                               (44,300)          10.625           23.875
            Exercised                               (26,000)          10.625           12.000
          -----------------------------------------------------------------------------------
          BALANCE OUTSTANDING AT JULY 31, 1995    2,664,564          $ 8.375     -    $31.625
          ===================================================================================

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

      In May 1993, in connection with certain amendments to the financial covenants of its principal financing agreements, the Company issued warrants to certain lenders. The warrants are exercisable for 600,000 shares of common stock at $9.00 per share and expire in August 2000.

________________________________________________________________________________
________________________________________________________________________________

    Authorized, unissued shares of common stock were reserved for the following:

                                                                      JULY 31,
            ----------------------------------------------------------------------------
                                                                   1995        1994
            ----------------------------------------------------------------------------
            Various stock plans                                 2,963,938   3,021,475
            Conversion of subordinated debentures and notes     8,229,973   8,229,973
            Warrants                                              600,000     600,000
            ----------------------------------------------------------------------------
                                                               11,793,911  11,851,448
            ============================================================================

  NOTE 11 - DISCONTINUED OPERATIONS

      In the fourth quarter of fiscal 1994, the Company sold and commenced the transfer of its business jet line of business. The purchase agreement requires the Company, to manufacture and deliver certain components and transfer program engineering and tooling which was substantially completed in fiscal 1995. The operating results of the business jet line of business are included in earnings from discontinued operations summarized as follows (in thousands):

                                                                       YEAR ENDED JULY 31,
            ------------------------------------------------------------------------------------------
                                                                 1995           1994          1993
            ------------------------------------------------------------------------------------------
            Net sales                                          $ 22,287       $ 40,286      $ 25,649

            Income (loss) before taxes                         $  6,486       $  3,777      $(10,250)
            Taxes on income (benefit)                             2,607          1,519        (3,926)
            ------------------------------------------------------------------------------------------
            Net income (loss)                                  $  3,879       $  2,258      $ (6,324)
            ==========================================================================================

            Net income (loss) per average share
             of common stock                                   $   0.21       $   0.12      $  (0.36)
            ==========================================================================================

________________________________________________________________________________
    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------
    (in thousands except for pre-share data)

                                                                 YEAR ENDED JULY 31, 1995
-----------------------------------------------------------------------------------------------
                                                          1ST       2ND       3RD        4TH
-----------------------------------------------------------------------------------------------

SALES                                                  $192,156  $219,774  $210,759   $182,311
 OPERATING INCOME                                        15,353    17,986    16,784     14,506
 INCOME FROM CONTINUING OPERATIONS
  BEFORE TAXES                                            2,291     5,438     4,676      2,238
 INCOME FROM CONTINUING OPERATIONS                        1,370     3,252     2,573      1,298
 INCOME FROM DISCONTINUED OPERATIONS, NET OF TAXES          497       337        87      2,958
 INCOME BEFORE EXTRAORDINARY ITEM                      $  1,867  $  3,589  $  2,660   $  4,256
 LOSS FROM EXTRAORDINARY ITEM, NET OF TAXES                   -         -         -     (1,146)
 NET INCOME                                            $  1,867  $  3,589  $  2,660   $  3,110
PRIMARY EARNINGS (LOSS) PER AVERAGE SHARE
 OF COMMON STOCK FROM:
  CONTINUING OPERATIONS                                $   0.08  $   0.18  $   0.14   $   0.07
  DISCONTINUED OPERATIONS                                  0.02      0.02      0.01       0.16
  EXTRAORDINARY ITEM                                          -         -         -      (0.06)
 NET PRIMARY EARNINGS                                  $   0.10  $   0.20  $   0.15   $   0.17
-----------------------------------------------------------------------------------------------

FULLY DILUTED EARNINGS (LOSS) PER AVERAGE SHARE
 OF COMMON STOCK FROM:
  CONTINUING OPERATIONS                                $   0.08  $   0.17  $   0.14   $   0.08
  DISCONTINUED OPERATIONS                                  0.02      0.01         -       0.13
  EXTRAORDINARY ITEM                                          -         -         -       (.05)
NET FULLY DILUTED EARNINGS                             $   0.10  $   0.18  $   0.14   $   0.16
===============================================================================================

                                                                 Year ended July 31, 1994
-----------------------------------------------------------------------------------------------
                                                          1st       2nd       3rd       4th
-----------------------------------------------------------------------------------------------

Sales                                                  $237,091  $234,800  $221,696   $224,554
 Operating income before unusual items                   16,567    14,048    14,099     14,601
 Operating income after unusual items                    16,567    14,048     6,173     14,601
 Income (loss) from continuing operations
  before taxes                                            4,728     2,206    (4,868)     2,487
 Income (loss) from continuing operations                 5,761     1,341    (2,953)       520
 Income from discontinued operations, net of taxes          302       331       266      1,359
 Net Income (loss)                                     $  6,063  $  1,672  $ (2,687)  $  1,879
 Primary earnings (loss) per  average share
  of common stock:
   From continuing operations                          $   0.32  $   0.07  $  (0.16)  $   0.03
   From discontinued operations                            0.02      0.02      0.01       0.07
 Net primary earnings (loss)                           $   0.34  $   0.09  $  (0.15)  $   0.10
===============================================================================================

      The third quarter includes unusual items aggregating $7.9 million, representing the write-off of unamortized pension past service costs related to the downsizing of employment levels, net of a gain on the sale of the Auburn, Washington facility, which was closed during the prior fiscal year.

________________________________________________________________________________
  REPORT BY MANAGEMENT
--------------------------------------------------------------------------------

  TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF ROHR, INC.

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

      The voting members of the Audit Committee of the Board of Directors, none of whom are employees of the Company, review the activities of the internal auditors and independent certified public accountants to ascertain that each is properly discharging its responsibility. These groups have free access to the Audit Committee, and certain meetings with the independent certified public accountants are held without the presence of management. The Audit Committee held six meetings during fiscal 1995.

  /s/ Bob Rau                /s/ L.A. Chapman           /s/ A. L. Majors
  R. H. Rau                  L. A. Chapman              A. L. Majors
  President and              Senior Vice President      Vice President and and Controller
  Chief Executive Officer    Chief Financial Office     (Chief Accounting Officer)

  ______________________________________________________________________________
  INDEPENDENT AUDITORS' REPORT

  TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF ROHR, INC.

      We have audited the accompanying consolidated balance sheets of Rohr, Inc. and its subsidiaries as of July 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rohr, Inc. and its subsidiaries as of July 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1995, in conformity with generally accepted accounting principles.

      As discussed in Note 2 to the consolidated financial statements, in fiscal year 1993 the Company changed certain elements in the application of accounting principles relating to long-term programs and contracts and changed its method of accounting for income taxes and for post-retirement benefits other than pensions.

  /s/ DELOITTE & TOUCHE LLP

  San Diego, California
  September 11, 1995

________________________________________________________________________________
  MANAGEMENT
--------------------------------------------------------------------------------

  BOARD OF DIRECTORS

  WALLACE BARNES Chairman of the Board of Rohr, Inc., and former Chairman, Barnes Group Inc. Bristol, Conn. Director since 1989

  PROF. EUGENE E. COVERT Professor, Department of Aeronautics and Astronautics, Massachusetts Institute of Technology Cambridge, Mass. Director since 1986

  WAYNE M. HOFFMAN Former Chairman of the Board, Tiger International, Inc. Los Angeles, Calif. Director since 1982

  SAM F. IACOBELLIS Executive Vice President and Deputy Chairman for Major Programs, Rockwell International Corporation Seal Beach, Calif. Director since 1994

  DR. D. LARRY MOORE President and Chief Operating Officer, Honeywell, Inc. Minneapolis, Minn. Director since 1991

  ROBERT M. PRICE Former Chairman and Chief Executive Officer, Control Data Corporation Bloomington, Minn. Director since 1991

  ROBERT H. RAU President and Chief Executive Officer, Rohr, Inc. Chula Vista, Calif. Director since 1993

  DR. WILLIAM P. SOMMERS President and Chief Executive Officer, SRI International Menlo Park, Calif. Director since 1992

  DR. JACK D. STEELE Former Dean, School of Business Administration, University of Southern California Los Angeles, Calif. Director since 1976

  JAMES R. WILSON President and Chief Executive Officer, Thiokol Corporation Ogden, Utah Director since 1994

  ______________________________________________________________________________


  OFFICERS

  DANIEL ABEHSERA President and Director General, Rohr Europe

  WALLACE BARNES Chairman of the Board

  WILLIAM BILLINGSLEA, JR. Corporate Counsel and Assistant Secretary

  F. PATRICK BURKE Vice President, Airline Support

  LAURENCE A. CHAPMAN Senior Vice Presidentand Chief Financial Officer

  KEITH D. GENTRY Vice President, Materiel

  JAMES A. GOINGS Vice President, Manufacturing, Chula Vista

  JOHN R. JOHNSON Senior Vice President, Programs, Technical Resources and Quality Assurance

  RICHARD W. MADSEN Vice President, General Counsel and Secretary

  ALVIN L. MAJORS Vice President and Controller

  ELAINE K. MILLS Manager, Corporate Stock Records and Assistant Secretary

  DAVID A. RAMSAY Vice President, Human Resources

  ROBERT H. RAU President and Chief Executive Officer

  KENNETH W. SCHOLZ Treasurer

  DAVID W. SHAW Vice President, Financial Planning and Control

  RICHARD J. WARTERS Vice President, Technical Resources and Chief Engineer

  DAVID R. WATSON Senior Vice President, Customer Support and Business
  Development

  GRAYDON A. WETZLER Senior Vice President, Operations

________________________________________________________________________________
  ROHR PROFILE
--------------------------------------------------------------------------------

  Incorporated in Delaware in 1969, Rohr, Inc. is the successor to an aerospace manufacturing company founded in San Diego in 1940 and is now headquartered in Chula Vista, California.

      The Company had approximately 4,000 full-time employees at the end of fiscal 1995 and is an Equal Opportunity Employer.

  SHAREHOLDER INFORMATION

      Rohr's common stock is traded principally on the following markets:

      -- New York Stock Exchange (RHR)

      -- Pacific Stock Exchange (RHR)

      -- The Stock Exchange, London

      The number of common shareholders of record on July 31, 1995 was 4,635. The Company's fiscal year is from August 1 to July 31.

  10-K REPORT REQUESTS

      The Company will provide a copy of its most recent report to the Securities and Exchange Commission on Form 10-K (excluding the exhibits thereto) upon the written request of any beneficial owner of the Company's securities as of the record date for the Annual Meeting (October 6, 1995) without charge. Copies of the exhibits to Form 10-K are also available upon request and after payment of the cost of reproducing such exhibits. Such request should be addressed to Rohr, Inc., Attention: Shareholder Services, 850 Lagoon Drive, Chula Vista, CA 91910-2098.

  TRANSFER AGENT AND REGISTRAR

      Rohr's common stock transfer agent and registrar is the First Chicago Trust Co. of New York at:

      P.O. Box 2500, Jersey City, NJ 07303-2500 (Correspondence and address changes)
      P.O. Box 2506, Jersey City, NJ 07303-2506 (Certificate transfers)
      Telephone:  (800) 446-2617.

  COMMUNICATING WITH ROHR

  Mailing Address and Parcel Deliveries: 850 Lagoon Drive Chula Vista, CA 91910-2098
  Main Telephone: (619) 691-4111
  Employment: (619) 691-4062
  Investor Relations: (619) 691-3002  Fax: (619) 691-2222
  Purchasing: (619) 691-2331 Fax: (619) 691-2584
  Shareholder Records and Services: (619) 691-2214  Fax: (619) 691-2801
  Telex: 69-5038

                         STOCK PRICE BY FISCAL QUARTER

                                1995             1994
      --------------------------------------------------------
                          HIGH      LOW     High      Low
      --------------------------------------------------------
      First Quarter     $ 12-1/8  $ 8-5/8  $ 8-3/4  $ 6-3/4
      Second Quarter      12-1/4    8-1/4   11-1/2    7-1/8
      Third Quarter       12-3/4   10       11-1/8    8
      Fourth Quarter      15-3/8   10-3/8   11-5/8    8-1/4
      ========================================================