Form 10-K, Exhibit 13
period 1996-07-31
ROHR INC
filed 1996-09-24
CIK 84801

                                                                      EXHIBIT 13
ROHR PROFILE

INCORPORATED IN DELAWARE in 1969, Rohr, Inc. is the successor to an aerospace manufacturing company founded in San Diego in 1940 and is now headquartered in Chula Vista, California.

The Company had approximately 3,800 full-time employees at the end of fiscal 1996 and is an equal opportunity employer.

SHAREHOLDER INFORMATION

Rohr's common stock is traded principally on the following markets:
        . New York Stock Exchange (RHR) . Pacific Stock Exchange (RHR)
                         . The Stock Exchange, London
The number of common shareholders of record on July 31, 1996 was 4,187. The Company's fiscal year is from August 1 to July 31.

10-K REPORT REQUESTS

The Company will provide a copy of its most recent report to the Securities and Exchange Commission on Form 10-K (excluding the exhibits thereto) upon the written request of any beneficial owner of the Company's securities as of the record date for the Annual Meeting (October 9, 1996) without charge. Copies of the exhibits to Form 10-K are also available upon request and after payment of the cost of reproducing such exhibits. Such requests should be addressed to Rohr, Inc., Attention: Shareholders Services, 850 Lagoon Drive, Chula Vista, CA 91910-2098.

TRANSFER AGENT AND REGISTRAR                       COMMUNICATING WITH ROHR
Rohr's common stock transfer agent and registrar   Mailing Address Parcel Deliveries:
is the First Chicago Trust Co. of New York at:      850 Lagoon Drive
                                                    Chula Vista, CA 91910-2098
 P.O. Box 2500, Jersey City, NJ 07303-2500
 (Correspondence and address changes)                   Main Telephone:  (619) 691-4111

 P.O. Box 2506, Jersey City, NJ 07303-2506                  Employment:  (619) 691-3022
 (Certificate transfers)                                           Fax:  (619) 691-4103
                                                    Investor Relations:  (619) 691-3002
 Telephone: (800) 446-2617                                         Fax:  (619) 691-2222

 Internet address http://www.fctc.com                       Purchasing:  (619) 691-2331
                                                                   Fax:  (619) 691-2584
 E-Mail address: FCTC@delphi.com
                                                   Shareholders Records
                                                          and Services:  (619) 691-2214
                                                                   Fax:  (619) 691-2801
                                                                 Telex:  69-5038

                         STOCK PRICE BY FISCAL QUARTER

                          1996                           1995
                  High           Low             High            Low
- --------------------------------------------------------------------------------
First Quarter     $16-7/8        $14-3/4         $12-1/8         $ 8-5/8
Second Quarter     18-3/8         13-1/2          12-1/4           8-1/4
Third Quarter      18-7/8         15-7/8          12-3/4          10
Fourth Quarter     23             17              15-3/8          10-3/8
===============================================================================

                                       1

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


GENERAL

  The following discussion and analysis presents management's assessment of material developments affecting the Company's results of operations, liquidity and capital resources for each of the three years in the period ended July 31, 1996. These discussions should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

  On certain long-term programs under which spares are sold directly to the airlines, the Company accounts for profit and loss under the program method of accounting. Under the program method of accounting, the quantity of units in the profit center includes existing and anticipated orders and is predicated upon contractual arrangements with customers and market forecasts. Included within the program quantity are spares anticipated to be sold concurrent with production units which historically have increased as a percentage of total deliveries as a program matures. Generally, spares have been sold at higher prices than production units. This inclusion of anticipated orders for production units and spares in the program quantity generally increases margins in the early program years and decreases margins in the later program years compared to the margins that would be reported under other methods of accounting. Programs for which the Company uses the program method of accounting and for which spares are significant are as follows: V2500, CF6-80C, CFM56-5, A340, and MD-90. See "Notes to the Consolidated Financial Statements --
Note 1b."

INDUSTRY OUTLOOK

  Demand for new commercial jet aircraft is dependent upon consumer demand for air travel, the financial condition and earnings of aircraft operators (which is generally related to the stability of fuel and ticket prices), and the availability of surplus or "parked" aircraft. In addition, demand is dependent on the replacement of older aircraft which is influenced by the aging of the fleet and the time required for, and the economics of, compliance with noise and maintenance regulations. Historically, such demands and financial conditions have been related to the stability and health of the United States and world economies. Since the production of aircraft involves long lead times, production cycles in the aircraft manufacturing industry typically lag behind changes in the general economy.

  Demand for new commercial aircraft has been growing. Since 1993, airline traffic has increased over 6 percent per year and analysts expect continued growth to average approximately 5 percent per year over the next twenty years. Airlines have improved their utilization of aircraft which, combined with stable fare structures and aggressive cost reduction measures has resulted in substantially improved airline profitability. The number of surplus or "parked" aircraft continues to decline with 682 surplus aircraft at May 31, 1996, compared to the peak of 1,103 surplus aircraft in 1994. A significant number of these surplus aircraft are not expected to return to service. In addition, noise regulations require the replacement or modification of Stage Two aircraft by 2000 in the United States and shortly thereafter in most other developed countries.

  Aircraft operators have responded to the improved market conditions and their improved profitability by ordering large quantities of new commercial aircraft. Orders rose to 679 aircraft in calendar 1995 and 700 through September of 1996, compared to 321 in all of 1994. Deliveries of new aircraft, which lag behind orders, decreased in calendar 1995 to 443, down from 495 in 1994 and from the industry peak of 830 in 1991. Industry analysts also predict a potentially large replacement market for commercial aircraft driven by noise legislation and the need to replace aging fleets.

COMPANY OUTLOOK

  Predicated upon customer scheduled delivery requirements, the Company expects sales to increase at least 15 percent in fiscal 1997 as compared to fiscal 1996, primarily as a result of increased deliveries scheduled in the latter half of fiscal 1997. Due to the timing and mix of sales, the Company expects that its operating margins in the first half of fiscal 1997 will be lower than the operating margin before unusual items in fiscal 1996. Management continues to work toward improving operating margins and believes that margins for the entire fiscal year 1997 will approximate those achieved in fiscal 1996.

  The Company continues to pursue additional business opportunities with its customers, and at present is attempting to obtain work on the new Boeing 747 model 500/600 aircraft and also believes, as rates of aircraft deliveries increase, there will be an opportunity for the Company to obtain additional work from The Boeing Company on existing aircraft nacelle programs.

  In response to the slow-down in the commercial aerospace industry which began in the early 1990s, and in preparation for an upturn in the industry, management has taken aggressive actions over the last several years to reduce costs, improve quality, increase competitiveness, improve margins and maximize cash flows. The Company has improved the ratio of indirect employees to direct employees, resulting in a significant reduction in overhead expense. The Company has also incorporated and is in the process of incorporating design changes on certain programs to manufacture products on a more cost-effective basis. In addition, the Company has implemented concurrent product development and commenced the implementation of a lean manufacturing initiative to further reduce costs and improve quality. As a result of these actions, and other actions taken over the last several years, the Company believes it is well-positioned to respond to the increasing demand for aircraft products.

FORWARD LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY

This document includes forward looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risk and uncertainty. Actual sales in fiscal year 1997 may be materially less than the sales projected in the forward looking statements if the Company's customers cancel or delay current orders or reduce the rate at which the Company is building or expects to build products for such customers. Such cancellations, delays or reductions may occur if there is a substantial change in the health of the airline industry or in the general economy, or if a customer were to experience major financial difficulties. Margins may differ from those projected in the forward looking statements if management does not achieve success in improving margins or if performance, mix of sales, or other events occur that differ from the estimates used in preparing the Company's financial statements.

RESULTS OF OPERATIONS

FISCAL 1996 COMPARED TO FISCAL 1995

  Sales declined to $770.8 million in fiscal 1996 from $805.0 million in fiscal 1995. Sales in fiscal 1996 benefited from increased MD-90 deliveries and approximately $30 million of one-time sales related to Boeing and International Aero Engines programs. Overall, sales declined from fiscal 1995 primarily due to delivery rate reductions on the PW4000, RB211-535 and CF6-80C programs. In addition, government sales declined due to the near completion of the C-130 and the Titan Space programs.

  The Company reported operating income of $69.1 million, an operating margin of
9.0 percent for fiscal 1996, excluding the impact of the unusual items discussed below. Including the effect of the unusual items of $12.4 million, operating income was $56.7 million, a margin of 7.4 percent. The unusual items, were a loss on the sale of Rohr Credit Corporation, a Company subsidiary whose principal assets were beneficial interests in two aircraft, and an impairment write-down on the Company's Arkadelphia, Arkansas facility. Operating results in fiscal 1995 were $64.6 million, a margin of 8.0 percent. Operating results in fiscal 1996 were impacted by the change in sales described above, several one-time items, and the resolution of outstanding issues on several programs, some of which will have a favorable on-going impact.

  The Company negotiated the sale of Rohr Credit Corporation, a Company subsidiary whose principal assets were beneficial interests in two aircraft (an A300 and a DC10), on lease through 2003 and 2004, respectively. The Company recorded a $5.2 million pre-tax loss as a result of this sale, but retained an interest in the residual value of these assets through which it could recover additional amounts in the future. The Company also recorded a receivable in the amount of $20.1 million (collected subsequent to year-end) and a secured note in the amount of $7.5 million in connection with the sale.

  As a result of the slowdown over the last several years in the commercial aerospace industry and reductions in the Company's military and space programs, many of the Company's facilities are currently operating below capacity. The Company has been reviewing its long-range site strategy and assessing the facilities necessary to meet its future needs including the potential favorable operating effect of lean manufacturing. As a result of the review, the Company has taken a $7.2 million pre-tax impairment write-down on its Arkadelphia, Arkansas facility to estimated net realizable value and intends to seek a buyer for the facility. The Company intends to continue to review its site strategy and facilities with respect to its current and projected needs.

  Net interest expense was $46.0 million in fiscal 1996 compared to $50.0 million for fiscal 1995. Interest expense declined primarily due to principal payments made in the fourth quarter of fiscal year 1995 on the Company's 9.33% and 9.35% Senior Notes and the conversion of the Convertible Subordinated Notes, as discussed below.

  During fiscal 1996, the Company exchanged 4.0 million shares of the Company's common stock for $37.8 million of its 7.75% Convertible Subordinated Notes due 2004. The Convertible Subordinated Notes, of which $19.7 million remain outstanding at July 31, 1996, are convertible into shares of common stock at a conversion price of $10.35 per share and are redeemable at the Company's option, beginning in May 1998, at a price of 104.7%, declining to par at maturity. The shares of common stock issued in the exchanges in excess of the shares required for conversion were valued at $5.4 million, which was expensed in fiscal 1996. The value of the additional shares of common stock issued represents only a portion of the interest expense the Company would have incurred on the exchanged notes through May 1998, the first date on which the Company could force conversion by calling the notes for redemption.

  The impact of the charge for the exchange of the convertible notes and the unusual items described above was to reduce net income for fiscal 1996 by $10.6 million or 51 cents per share. Income from continuing operations for fiscal 1996 after these items was $3.2 million or 16 cents per share compared to income from continuing operations for fiscal 1995 of $8.5 million or 47 cents per share. Total net income for fiscal 1995 was $11.2 million or 62 cents per share, which included $3.8 million or 21 cents per share from the discontinuance of the business jet line of business and an extraordinary loss, net of income tax benefit, of $1.1 million or 6 cents per share.


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

Discontinued Operations

  In the fourth quarter of fiscal 1994, the Company sold and commenced the transfer of its business jet line of business which was accounted for as a discontinued operation in accordance with Accounting Principles Board Opinion No. 30. The purchase agreement required the Company to manufacture and deliver certain components and transfer program engineering and tooling, tasks which were substantially completed in fiscal 1995. The business jet line of business sales were approximately $22.3 million and $40.3 million in fiscal 1995 and fiscal 1994, respectively. Income from discontinued operations, net of income tax benefit, was $3.8 million or 21 cents per share for fiscal 1995 compared to $2.2 million or 12 cents per share for fiscal 1994. See "Notes to the Consolidated Financial Statements -- Note 11."

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

LIQUIDITY AND CAPITAL RESOURCES

  The primary factors that affect the Company's liquidity are cash flow from operations and investing in new programs (which require significant development expenditures and inventory buildup that may be partially offset through the participation of major subcontractors). Delivery levels under existing programs, payment terms with customers, capital facilities expenditures, debt service, and the timing of defined benefit plans and federal income tax payments also affect the Company's liquidity and cash flow.

  At July 31, 1996, the Company had $88.4 million of cash and cash equivalents. Cash provided by operating activities during fiscal 1996 totaled $7.8 million, compared to $27.5 million for the prior fiscal year. Cash provided by operating activities in fiscal year 1995 benefited from improved collection efforts on receivables. Cash flow from operations in 1996 decreased, in large part, due to increased receivables caused by the high level of sales in the fourth quarter. Cash provided by operations is subject to significant variations from period to period.

  The Company's net inventory decreased slightly to $382.4 million at July 31, 1996, from $390.3 million at July 31, 1995. As programs mature, the Company's pre-production inventory is declining through amortization of cost over unit deliveries. In fiscal 1996, this decline was partially offset by the increase in design expenditures and investments on programs early in their production life such as the BR715-MD95 program. In addition, inventory increased on several programs due to build up of inventory to support additional deliveries in fiscal year 1997. Over the next several years, the Company expects to increase its investments in inventory in connection with developmental expenditures on new programs, increased deliveries, and anticipated new business opportunities.

  Beginning in November 1994, inspections of certain commercial aircraft revealed three aircraft with a cracked spar cap on a wing pylon. These wing pylon spar caps were purchased by a major subcontractor from one of its suppliers and then assembled and supplied to the Company. The Company has implemented a replacement program, which is approximately half complete, through which the spar caps on approximately 120 aircraft are being replaced. The spar caps are warranted to Rohr by its subcontractor, and subsequent to year end, the Company reached an agreement with its subcontractor under which the subcontractor bears the substantial portion of the replacement cost. Costs borne by the Company are within provision previously provided. In addition, the Company acquired other materials directly from the supplier who manufactured the spar cap. The Company has completed testing of this other material and believes that no replacement or repair is required.

  Total financings, which includes balance sheet debt, a $40.0 million on-going accounts receivable sales program (described below) and $21.8 million of equipment leases, totaled $569.2 million at July 31, 1996, down from $605.6 million at July 31, 1995. This reduction is due primarily to the negotiated exchanges during the year of common stock for $37.8 million of the Company's 7.75% Convertible Subordinated Notes, resulting in an increase to stockholders' equity of $42.3 million. As expected the Company made its annual $12.0 million principal payment on its 9.35% Senior Notes.

  The Company sells certain receivables under a $40 million receivable financing program. From time to time, the amount of outstanding qualified receivables falls below levels required to support the facility. As a result, the Company has elected to deposit cash collateral when necessary to support the facility and has withdrawn cash when it is not longer required to be deposited. The Company had no amounts on deposit at July 31, 1996 and cash collateral on deposit totaling $13.5 million at July 31, 1995.

  During fiscal 1996, the Company improved the underfunded status (excess of accrued benefit obligations over plan assets) of its primary defined benefit plans to $53.0 million, down $11.0 million from the end of the prior year. The defined benefit plans' funded status is primarily impacted by discount rates (which are changed annually to reflect prevailing market interest rates), market performance of plan assets, the granting of additional benefits, changes in actuarial assumptions including mortality assumption, and fundings made by the Company during the year. During fiscal 1996, the funded status of the plans improved primarily as a result of substantial market gains in plan assets, partially offset by the use of a lower discount rate and increased benefits granted on a retroactive basis during recent union negotiations. Reflecting a decrease in market interest rates, the Company reduced its benefit plan discount rate to 7.75 percent for its fiscal 1996 valuation from 8.25 percent used for the prior year's valuation. The decrease in the underfunded status of the plans resulted in a $12.0 million reduction in the charge to shareholders' equity, down to $26.4 million from $38.4 million at the end of the prior year. During fiscal 1996, in light of the improved market performance of plan assets, the Company made cash contributions of $10.6 million, down from $39.7 million paid during fiscal 1995. On September 16, 1996, the Company announced it intends to issue approximately $50 million of its common stock, the proceed of which (together with additional cash) would be used to fully fund the two pension plans. The Company is considering either a public offering of registered stock or a direct contribution of unregistered stock to the two plans. If the stock is registered, the offering will be made only by means of a prospectus. If the stock is contributed directly to the plans, it will be contributed pursuant to an exemption for federal securities registration requirements.

  Capital expenditures for property, plant, and equipment totaled $13.0 million for fiscal 1996, up from $8.1 million for fiscal 1995. The level of spending is expected to increase over the next several years.

  The Company's firm backlog, which includes the sales price of all undelivered units covered by customers' orders, was approximately $1.2 billion at July 31, 1996, compared to $1.0 billion at July 31, 1995. Approximately $700 million of the $1.2 billion backlog is scheduled to be delivered in fiscal 1997. (Sales during any period include sales which were not part of backlog at the end of the prior period.) Customer orders in firm backlog are subject to rescheduling and/or termination for customer convenience; however, in certain cases, the Company is entitled to an adjustment in contract amounts.

  The Company has also entered into preliminary discussions with banks to replace its existing revolving credit agreement which matures in April, 1997, and expects to successfully replace such agreement. Accordingly, the Company believes that its financial resources are adequate to meet its financial requirements over the next several years.

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

  In June 1987, the U.S. District Court of Los Angeles, in U.S. et al., vs. Stringfellow, granted partial summary judgment against the Company and 14 other defendants on the issue of liability under CERCLA, at the Stringfellow site near Riverside, California. Subsequently, the State of California was found liable and an allocation of its responsibility was made. The most recent estimate the Company has made of its liability, assuming the court order allocating substantial liability to the State of California is upheld, assuming the 1989 EPA estimate of total cleanup costs is not exceeded (although the EPA cautioned the actual costs could have a variation of 30 percent less or 50 percent higher than its estimate), and assuming tentative allocations among the Company and all other users of the site will approximate the final allocation of aggregate user liability, shows a Company expenditure ranging from $5 million to $8 million over and above sums spent to date. However, the Company estimates further assume that the EPA selects a final remedial action of moderate technology and cost, rather than one of several more radical ones previously suggested, but apparently discarded at this point, by the EPA. Expenditures by the Company for cleanup of this site during fiscal 1996 were approximately $35,000 and are expected to be approximately $250,000 during fiscal 1997. From inception to July 31, 1996, the Company has expended approximately $3.7 million on cleanup costs for this site. Applicable law provides for continuing liability for future remedial work beyond existing agreements and consent decrees. The Company has reached settlement agreements with its primary comprehensive general liability insurers and has retained the right to file future claims against its excess carriers. The Company recorded the proceeds from such settlements received from its carriers as reserves. The Company has not recorded any other amounts with respect to its rights against its insurers.

  The Company is also involved in several other proceedings and investigations related to waste disposal sites and other environmental matters. It is difficult to estimate the ultimate level of environmental expenditures for these various other environmental matters due to a number of uncertainties at this early stage, including the complexity of the related laws and their interpretation, alternative cleanup technologies and methods, insurance and other recoveries, and in some cases the extent or uncertainty of the Company's involvement. However, preliminary estimates of cleanup costs for the Rio Bravo and Casmalia waste disposal sites were approximately $7 million and $70 million respectively, and the Company's share (based on estimated, respective volumes of discharges into such sites by all generators, all of which cannot now be known with certainty) could approximate $500,000 for the Rio Bravo site and $1.8 million for the Casmalia site. The Company does not yet know about the ability of all of the other waste generators using the Casmalia and Rio Bravo sites to fund their allocable share, and the Company could be found jointly and severally liable with all waste generators using such sites. The Company has made claims against its insurance carriers for certain of these items, and has received claims acknowledgment letters reserving the rights of such carriers. The insurers have alleged or may allege various defenses to coverage, although no litigation has been commenced.

  During the year ended July 31, 1996, the Company expended, for the environmental items described above and also for other environmental matters (including environmental protection activities in the normal operation of its plants), a total of approximately $6.1 million. These expenditures covered various environmental elements, including hazardous waste treatment and disposal costs, environmental permits, environmental consultants, fines or donations (which were not material, either individually or in the aggregate), and environmental remediation (including Stringfellow), no significant part of which was capitalized. Assuming the usage of all of these various environmental elements remains substantially the same for fiscal 1997 as in fiscal 1996, which the Company anticipates, costs for these elements in fiscal 1997 should be comparable to the current rate of expenditure for fiscal 1996.

  Based upon presently available information, the Company believes it has sufficient reserves and that aggregate costs in relation to all environmental matters of the Company will not have a material adverse effect on the Company's financial condition, liquidity, results of operations or capital expenditures.

INCOME TAXES

  At July 31, 1996, the Company's net deferred tax asset was $100.6 million, consisting of $87.6 million for federal tax purposes and $13.0 million for state
tax purposes.   Statement of Financial Accounting Standards (SFAS)No. 109
requires that deferred income taxes be classified on the balance sheet predicated upon the categorization of the item to which the deferred tax is attributed. The resulting classification is not necessarily indicative of when taxes will be paid or deductions utilized. In addition, the Company has considerable net operating loss carryforwards and expects that tax payments in the near term will be minimal. The ultimate realization of the Company's deferred tax asset is dependent upon the generation of sufficient future taxable income during the available federal and state NOL carryforward periods. Management expects that a sufficient level of taxable income will result in years subsequent to fiscal 1996 and prior to the expiration of the NOLs to realize the deferred tax asset recorded at July 31, 1996.

  The Company's long-term contracts and programs provide the Company opportunities to generate future taxable income necessary to realize the deferred tax asset recorded. During the rapid growth cycle in the late 1980's and early 1990's, the Company made significant investments in new facilities and in new programs. As programs mature, the Company expects to utilize its investments, resources, and experience to reduce the cost of production. Recently the Company has been able to reduce its work force through consolidation and downsizing. In addition, direct sales of spare parts to the airlines are expected to increase as a program matures. Generally, the Company earns a higher margin on the direct sales of spare parts to the airlines. Based on tax rates in effect on July 31, 1996, the Company must generate approximately $266 million of future taxable income (net of $294 million of taxable income that the Company will report as a result of the automatic reversal of existing taxable temporary differences between asset and liability values for financial reporting and income tax purposes) prior to the expiration of the Company's NOLs in 2003 through 2012 for full realization of the net deferred tax asset.

  The availability of the Company's NOLs may be limited under the Tax Reform Act of 1986 as a result of significate changes that could occur in the ownership of the Company's stock in the future. Management has considered this factor in reaching its conclusion that it is "more likely than not" that future taxable income will be sufficient to realize fully the deferred tax asset reflected on the balance sheet.

  Late in fiscal 1996, the Company received a Revenue Agent's Report ("RAR") from the Internal Revenue Service in connection with the audit of the Company's federal income tax returns for fiscal years 1986 through 1989. In the RAR, the agent has challenged the timing of various deductible items, some of which are significant. Based upon its review to date, the Company expects to contest substantially all the proposed adjustments and believes it will prevail on all material items. The Company anticipates that any adjustment made to its reported taxable income for the years under audit will increase the amount of the net operating loss available for carryback purposes and therefore the audit adjustments will not have a material adverse impact on the financial position of the Company.

CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                                      JULY 31,
- ---------------------------------------------------------------------------------
                                                                 1996        1995
- ---------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                  $   88,403    $ 84,584
Accounts receivable                                           129,523      72,152
Inventories:
 Work-in-process                                              423,312     429,578
 Raw materials, purchased parts and supplies                   26,220      23,367
 Less customers' progress payments and advances               (67,165)    (62,670)
- ---------------------------------------------------------------------------------
  Inventories - net                                           382,367     390,275
Deferred tax asset                                                  -       6,493
Prepaid expenses and other current assets                      14,587      13,685
- ---------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                        614,880     567,189

PROPERTY, PLANT AND EQUIPMENT - NET                           196,052     217,051
INVESTMENT IN LEASES                                                -      34,657
DEFERRED TAX ASSET                                            156,863     105,020
OTHER ASSETS                                                   64,742      52,623
- ---------------------------------------------------------------------------------
                                                           $1,032,537    $976,540
=================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Trade accounts and other payables                          $  125,974    $126,312
Salaries, wages and benefits                                   44,094      32,011
Deferred income tax liability                                  56,250           -
Short-term debt and current portion of long-term debt          25,962      14,119
- ---------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                   252,280     172,442

LONG-TERM DEBT                                                481,481     540,658
PENSION AND POST-RETIREMENT OBLIGATIONS - LONG-TERM            46,096      69,386
OTHER OBLIGATIONS                                              17,503      18,123
COMMITMENTS AND CONTINGENCIES (NOTE 8)                              -           -

SHAREHOLDERS' EQUITY:
 Preferred stock, $1 par value per share,
  10 million shares authorized, none issued                         -           -
 Common stock, $1 par value per share,
  authorized 50,000,000 shares; issued and
  outstanding 22,329,793 and 18,068,076 shares,
  respectively                                                 22,330      18,068
 Additional paid-in capital                                   142,656     102,887
 Retained earnings                                             96,622      93,394
 Minimum pension liability adjustment                         (26,431)    (38,418)
- ---------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                    235,177     175,931
- ---------------------------------------------------------------------------------
                                                           $1,032,537    $976,540
=================================================================================

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except for per-share data)

                                                                  YEAR ENDED JULY 31,
- --------------------------------------------------------------------------------------------
                                                            1996         1995         1994
- --------------------------------------------------------------------------------------------
SALES                                                      $770,814    $805,000     $918,141
COSTS AND EXPENSES                                          674,471     714,173      830,474
GENERAL AND ADMINISTRATIVE EXPENSES                          27,233      26,198       28,352
UNUSUAL ITEMS (NOTE 2)                                       12,395           -        7,926
- --------------------------------------------------------------------------------------------
OPERATING INCOME                                             56,715      64,629       51,389
INTEREST INCOME                                               2,735       4,015        2,236
INTEREST EXPENSE                                             48,702      54,001       49,072
CHARGE FOR EXCHANGE OF CONVERTIBLE NOTES (NOTE 7)             5,350           -            -
- --------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
  BEFORE TAXES (BENEFIT) ON INCOME                            5,398      14,643        4,553

TAXES (BENEFIT) ON INCOME                                     2,170       6,150         (116)
- --------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                             3,228       8,493        4,669

INCOME FROM DISCONTINUED OPERATIONS
  - NET OF TAXES (NOTE 11)                                        -       3,879        2,258
- --------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM                              3,228      12,372        6,927

LOSS FROM EXTRAORDINARY ITEM - NET OF TAXES (NOTE 7)              -      (1,146)           -
- --------------------------------------------------------------------------------------------
NET INCOME                                                 $  3,228    $ 11,226     $  6,927
============================================================================================

PRIMARY EARNINGS (LOSS) PER AVERAGE SHARE
  OF COMMON STOCK FROM:
    Continuing Operations                                  $   0.16    $   0.47     $   0.26
    Discontinued Operations                                       -        0.21         0.12
    Extraordinary Item                                            -       (0.06)           -
- --------------------------------------------------------------------------------------------
NET PRIMARY EARNINGS PER AVERAGE SHARE                     $   0.16    $   0.62     $   0.38
============================================================================================
FULLY DILUTED EARNINGS (LOSS) PER AVERAGE SHARE
  OF COMMON STOCK FROM:
    Continuing Operations                                  $   0.16    $   0.47     $   0.26
    Discontinued Operations                                       -        0.16         0.12
    Extraordinary Item                                            -       (0.05)           -
- --------------------------------------------------------------------------------------------
NET FULLY DILUTED EARNINGS PER AVERAGE SHARE               $   0.16    $   0.58     $   0.38
============================================================================================

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

- -----------------------------------------------------------------------------------------------------------
                                                    COMMON STOCK  ADDITIONAL                MINIMUM PENSION
                                                     PAR VALUE     PAID-IN      RETAINED       LIABILITY
                                                     $1 A SHARE    CAPITAL      EARNINGS       ADJUSTMENT
- -----------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1993                                $17,996    $102,312     $ 75,241           $(13,306)

  Stock plans activity                                       46         286          ---                ---
  Net Income                                                ---         ---        6,927                ---
  Minimum pension liability adjustment (Note 9)             ---         ---          ---            (42,593)
- -----------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1994                                 18,042     102,598       82,168            (55,899)

  Stock plans activity                                       26         289          ---                ---
  Net Income                                                ---         ---       11,226                ---
  Minimum pension liability adjustment (Note 9)             ---         ---          ---             17,481
- -----------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1995                                 18,068     102,887       93,394            (38,418)

  Stock plans activity                                      253       1,472          ---                ---
  Conversion of 7.75% Convertible Subordinated Notes      4,009      38,297          ---                ---
  Net Income                                                ---         ---        3,228                ---
  Minimum pension liability adjustment (Note 9)             ---         ---          ---            $11,987
- -----------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1996                                $22,330    $142,656     $ 96,622           $(26,431)
===========================================================================================================

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (in thousands)

                                                                                                 YEAR ENDED JULY 31,
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                            1996        1995         1994
- ---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net income                                                                               $  3,228    $ 11,226    $   6,927
 Adjustments to reconcile net income  to net cash
  provided by operating activities:
  Depreciation and amortization                                                             21,442      22,148       22,538
  Unusual items                                                                             12,395           -            -
  Charge for exchange of convertible notes                                                   5,350           -            -
  Changes due to (increase) decrease in operating assets:
     Accounts receivable                                                                   (50,729)     29,059       27,500
     Inventories - net                                                                       7,908     (22,034)      71,497
     Prepaid expenses and other assets                                                         (28)      5,291       (1,459)
  Changes due to increase (decrease) in operating liabilities:
     Trade accounts and other payables                                                      13,186     (10,206)     (56,000)
     Pension and post-retirement obligations                                                (8,544)    (26,642)       5,517
     Taxes on income and deferred income taxes                                               1,734       8,332        1,176
  Other                                                                                      1,895      10,373        2,837
- ---------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                                7,837      27,547       80,533
- ---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
 Sale (purchase) of short-term investments                                                       -      17,568      (17,568)
 Repurchase of sale-leaseback transactions                                                       -     (21,782)           -
 Purchase of property, plant and equipment                                                 (13,029)     (8,135)      (5,784)
 Net advances on discontinued operations                                                         -      (5,045)       5,045
 Other                                                                                       3,174       1,280         (907)
- ---------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                                   (9,855)    (16,114)     (19,214)
- ---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
 Net proceeds from 11.625% Senior Notes                                                          -           -       95,690
 Net proceeds from 7.75% convertible Subordinated Notes                                          -           -       55,515
 Annual principal payment of 9.35% Senior Notes                                            (12,025)    (12,500)     (12,500)
 Net prepayment of 9.33% and 9.35% Senior Notes                                                  -     (22,481)           -
 Repayment of medium-term notes                                                                  -           -      (35,000)
 Net short-term borrowings                                                                   3,615           -            -
 Long-term borrowings under revolving credit agreement                                           -           -      115,000
 Repayment of borrowings under revolving credit agreement                                        -           -     (165,000)
 Repayment of other long-term borrowings                                                    (1,678)     (2,323)      (2,618)
 Repayment of cash values in insurance policies                                                  -           -       (9,907)
 Reduction in sales of receivable sales program                                                  -     (20,000)           -
 Cash collateral (increase) for receivable sales program                                    13,500      13,003      (26,503)
 Long-term borrowings                                                                        1,106           -            -
 Other                                                                                       1,319       1,456       (2,186)
- ---------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                                      5,837     (42,845)      12,491
- ---------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                             3,819     (31,412)      73,810
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                84,584     115,996       42,186
- ---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                    $ 88,403    $ 84,584    $ 115,996
===========================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
  CASH PAID (RECEIVED) DURING THE YEAR FOR:
   Interest, net of amount capitalized                                                    $ 48,436    $ 52,010    $  41,622
   Income taxes                                                                                367      (1,958)         174
NON-CASH INVESTING AND FINANCING ACTIVITIES:
   RCC sold for notes receivable (Note 2)                                                   27,594           -            -
   Exchange of 7.75% convertible notes                                                     (37,780)          -            -
   Change in Equity due to exchange of 7.75% convertible notes                              43,130           -            -
===========================================================================================================================

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

B.  SALES AND EARNINGS

 The Company follows the guidelines of Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (the contract method of accounting) for certain commercial and all governmental contracts, except that the Company's contract accounting policies differ from the recommendations of SOP 81-1 in that revisions of estimated profits on contracts are included in earnings by the Company under the reallocation method rather than the cumulative catch-up method. Contract accounting generally places limitations on the combining of contracts and prohibits the anticipation of future contracts in determining the contract profit center. Approximately one-half of the Company's sales during fiscal years 1996,1995, and 1994 were accounted for using the contract method of accounting.

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

 Profit is estimated based on the difference between total estimated revenue and total estimated cost of a contract or program and the remaining profit is recognized evenly as a uniform percentage of sales value on all remaining units to be delivered. Current revenue does not anticipate higher or lower future prices, but includes units delivered at actual sales prices. A constant contract or program margin is achieved by deferring or accelerating a portion of the average unit cost on each unit delivered. Cost includes the estimated cost of the pre-production effort (primarily tooling and design), plus the estimated cost of manufacturing both a specified number of production units and, under the program method of accounting, those spares which are expected to be delivered concurrently with such production units. The specified number of production units used to establish the profit margin is predicated upon market forecasts and does not exceed the lesser of those quantities assumed in original program pricing or those quantities which the Company now expects to deliver in the periods assumed in original program pricing. The number of units used to estimate profit margin is increased when firm orders exceed the number of units used for pricing purposes. Generally, spares, as a percentage of total deliveries, increase as a program matures and are sold at higher prices than production units. This higher price reflects, in part, additional costs related to technical and customer support activities.

 Under both the contract and program methods of accounting, the Company's sales are primarily under fixed-price contracts, many of which contain escalation clauses and require delivery of products over several years. Sales and profits on each contract or program are recognized primarily in accordance with the percentage-of-completion method of accounting, using the units-of-delivery method. Revisions of estimated profits on contracts or programs are included in earnings by the reallocation method, which spreads the change in estimate over current and future deliveries. Any anticipated losses on contracts or programs and overruns of program pre-production costs are charged to earnings when identified. Both the contract and program methods of accounting involve the use of various estimating techniques to project estimated costs at completion and may include estimates of recoveries on claims asserted against the customer for changes in specifications. These estimates involve various assumptions and projections relative to the outcome of future events. Paramount are assumptions relative to labor performance and anticipated future labor rates, and projections relative to material and overhead costs. These assumptions involve various levels of expected performance improvements. Program accounting also requires estimates of the market for a program and the spares expected to be ordered. The Company reevaluates its estimates semi-annually for all significant contracts and programs. Changes in estimates are reflected in the current and future periods.

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

 The Company periodically assesses its ability to recover the carrying value of its long-lived assets. If management concludes that the carrying value will not be recovered, an impairment write-down is recorded to reduce the asset to its estimated fair value (see Note 2).

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

G.  INCOME TAXES

 Deferred tax assets and liabilities are recognized based upon temporary differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates (See Note 6.)

H.  NET INCOME PER AVERAGE SHARE OF COMMON STOCK

 Primary earnings per share was determined by dividing net income by the weighted average number of common shares and common share equivalents (stock options and warrants) outstanding during the year. Fully diluted earnings per share reflect the maximum dilution of per share earnings, if applicable, which would have occurred if the convertible notes and debentures of the Company which are dilutive had been converted as of the beginning of the period.

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

L. NEW ACCOUNTING STANDARDS

 Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was adopted by the Company in fiscal 1996. The standard requires that impairment losses be recognized when the carrying value of an asset exceeds its fair value. The Company periodically assesses its ability to recover the carrying value of its long-lived assets. If management concludes that the carrying value will not be recovered, an impairment write-down is recorded to reduce the asset to its estimated fair value (see Note 2).

 Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," will be effective for the Company beginning in fiscal 1997. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. Corporations are permitted, and the Company will continue to apply Accounting Principles Board (APB) Opinion No. 25 and will disclose the required pro forma effect on net income and earnings per share.

NOTE 2 - UNUSUAL ITEMS

The Company negotiated the sale of Rohr Credit Corporation, a Company subsidiary whose principal assets were beneficial interests in two aircraft (an A300 and a DC10), on lease through 2003 and 2004, respectively. The Company recorded a $5.2 million pre-tax loss as a result of this sale, but retained an interest in the residual value of these assets through which it could recover additional amounts in the future. The Company also recorded a receivable in the amount of $20.1 million (collected subsequent to year-end) and a secured note in the amount of $7.5 million in connection with the sale.

As a result of the slow-down over the last several years in the commercial aerospace industry and reductions in the Company's military and space programs, many of the Company's facilities are currently operating below capacity. The Company has been reviewing its long-range site strategy and assessing the facilities necessary to meet its future needs including the potential favorable operating effect of lean manufacturing. As a result of the review, the Company has taken a $7.2 million pre-tax impairment write-down on its Arkadelphia, Arkansas facility to its estimated net realizable value and intends to seek a buyer for the facility. The Company intends to continue to review its site strategy and facilities with respect to its current and projected needs.

  During fiscal 1994, the Company recognized a curtailment loss of $10.6 million for the write-off of unamortized pension past service costs relating to the downsizing of employment levels. This loss is reflected as an unusual item for the 1994 statement of operations net of a gain recognized on the sale of a facility.

  These losses have been recorded as unusual items in the Consolidated Statements of Operations.

NOTE 3 - ACCOUNTS RECEIVABLE

  Accounts receivable, which relate primarily to long-term programs and contracts, consist of the following (in thousands):

                                                     JULY 31,
- -----------------------------------------------------------------
                                               1996        1995
- -----------------------------------------------------------------
Amount billed                                 $ 80,661    $41,884
Receivable for sale of RCC (See Note 2)         20,142          -
Recoverable costs and accrued profit on
 units delivered but not billed                  6,504     12,422
Recoverable costs and accrued profit on
 progress completed but not billed               8,276      4,533
Unrecovered costs and estimated profit
 subject to future negotiations                 13,940     13,313
- -----------------------------------------------------------------
                                              $129,523    $72,152
=================================================================

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

  "Unrecovered costs and estimated profit subject to future negotiations" consist of contract tasks completed for which a final price has not been negotiated with the customer. Amounts in excess of agreed upon contract prices are recognized when it is probable that the claim will result in additional contract revenue and the amounts can be reliably estimated. Included in this amount at July 31, 1996, are estimated recoveries on constructive change claims related to government imposed redefined acceptance criteria on the Grumman F-14 and the Boeing E3/E6 programs. Management believes that amounts reflected in the financial statements are reasonable estimates of the ultimate settlements. The resolution of these items may take several years.

  The Company has a $40 million accounts receivable sales program under which it sells qualified receivables through a subsidiary to a trust on an ongoing basis. The investors' interests in the trust, net of the cash collateral discussed below, are reported as a reduction to accounts receivable. The Company's subsidiary holds the remaining interest in the trust which fluctuates in value depending upon the amount of receivables owned by the trust from time to time. Due to the slowdown in the aerospace industry and the resulting reduction in the Company's sales, the amount of outstanding receivables owned by the trust has, from time to time, fallen below the aggregate amount of the facility. As a result, the Company has elected to deposit cash collateral when insufficient qualified receivables exist as required to support the facility. The Company had no amounts on deposit at July 31, 1996 and cash collateral on deposit totaling $13.5 million at July 31, 1995. The cost associated with the sale of receivables under the current facility is 7.57 percent per year. These costs, which have been reflected as a reduction in sales values, were $3.0 million, $3.6 million, and $4.5 million in fiscal 1996, 1995, and 1994, respectively.

SALES

  The Company's sales to major customers including related program spares, expressed as a percentage of total sales, during the following periods are summarized as follows:

                                    YEAR ENDED JULY 31,
- --------------------------------------------------------
                                    1996    1995    1994
- --------------------------------------------------------
   International Aero Engines         22%     14%     16%
   Boeing                             19      17      15
   CFM International                  12      11       9
   Pratt & Whitney                     8      10      14
   Rolls-Royce                         7      13      10
   McDonnell Douglas                   7       8       7
   General Electric                    7       7       9
   Airbus Industrie                    6       6       3
   Lockheed                            3       5       6
   United Technology                   1       4       4
   Other                               8       5       7
- --------------------------------------------------------

  Total sales to the U.S. Government (including direct sales and indirect sales through some of the prime contractors shown above) accounted for 8 percent, 12 percent, and 14 percent of sales from continuing operations in the years ended July 31, 1996, 1995, and 1994, respectively.

  Commercial products sold by the Company to jet engine manufacturers are ultimately installed on aircraft produced by the major commercial airframe manufacturers, Airbus Industrie, Boeing and McDonnell Douglas. Sales to foreign customers accounted for 44 percent, 38 percent, and 24 percent of total sales for fiscal 1996, 1995, and 1994, respectively. Of the total sales, 36 percent, 33 percent, and 22 percent, were to Europe for fiscal 1996, 1995, and 1994, respectively.

NOTE 4 - INVENTORIES

    Work-in-process inventories as of July 31, 1996, which relate primarily to long-term contracts and programs, are summarized as follows (in thousands, except quantities):

                                       AIRCRAFT ORDER STATUS (1)                   COMPANY ORDER STATUS
                                  ---------------------------------    -------------------------------------------
                                                                         (2)                FIRM (3)
                                   DELIVERED    UNFILLED   UNFILLED    PROGRAM              UNFILLED   FISCAL YEAR
PROGRAM                           TO AIRLINES    ORDERS    OPTIONS     QUANTITY  DELIVERED   ORDERS    COMPLETE(6)
- ------------------------------------------------------------------------------------------------------------------
A340 nacelle (4) (5)                   79          97         87        262          90        38         2003

PW4000 nacelle for the
  A300/A310 and
  MD-11 (4)                           265          23         59        318         279        26         2003

MD-90 (4) (5)                          19         119         78        417          33        93         2006

V2500 nacelle for the
  A319/A320/A321 (4) (5)              220         132         91        314         230        28         1998

CF6-80C nacelle for the
  747/767, MD-11 and
  A300/A310 (5)                       707         145        233        898         735       137         1999

CFM56-5 nacelle for the
  A319/A320/A321 (5)                  370         287        137        611         388       203         2000

MD-95 (5) (7)                           0          50         50        TBD           0         0         TBD

Others
- ---------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1996
===============================================================================================================
Balance at July 31, 1995
===============================================================================================================

                                                WORK-IN-PROCESS INVENTORY
                                  --------------------------------------------------------
                                                     PRE-            EXCESS
PROGRAM                           PRODUCTION      PRODUCTION      OVER AVERAGE     TOTAL
- ------------------------------------------------------------------------------------------
A340 nacelle (4) (5)              $ 19,537         $ 39,646        $ 11,897       $ 71,080

PW4000 nacelle for the
  A300/A310 and
  MD-11 (4)                         22,427           15,465          33,905         71,797

MD-90 (4) (5)                       15,061           74,821          21,060        110,942

V2500 nacelle for the
  A319/A320/A321 (4) (5)            12,931            4,316               0         17,247

CF6-80C nacelle for the
  747/767, MD-11 and
  A300/A310 (5)                     17,745                0          16,686         34,431

CFM56-5 nacelle for the
  A319/A320/A321 (5)                17,392            2,572          29,392         49,356

MD-95 (5) (7)                            0            6,874               0          6,874

Others                              46,851           14,734               0         61,585
- -------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1996          $151,944         $158,428        $112,940       $423,312
===========================================================================================
Balance at July 31, 1995          $128,362         $187,527        $113,689       $429,578
===========================================================================================

(1) Represents the aircraft order status as reported by Airclaims and/or other sources the Company believes reliable for the related aircraft and engine option. The Company's orders frequently are less than the announced orders shown above.

(2) Represents the number of aircraft used to obtain average unit cost. Spares (which are not included in this quantity) anticipated to be delivered concurrently with the production units for the above aircraft are also used in calculating average unit cost. Total spares sales values used in calculating average unit cost at July 31, 1996, were $215,062 on the A340, $297,558 on the PW4000, $270,294 on the MD-90, $132,890 on the V2500,
     $206,318 on the CF6-80C, and $226,911 on the CFM56-5. Total spares values sold as of July 31, 1996, were $75,366 on the A340, $223,398 on the PW4000,
     $24,493 on the MD-90, $98,188 on the V2500, $156,975 on the CF6-80C, and
     $143,762 on the CFM56-5. The Company does not have orders for all of these units at this time.

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

 Contractual terms on certain programs provide varying levels of recovery commitments for specified amounts of pre-production costs. Certain programs also provide for the repricing of units in the event that less than a specified quantity is sold, which allows for recovery of additional excess-over-average inventory in such circumstances. The Company, in turn, has provided certain subcontractors with similar recovery commitments and repricing provisions on certain programs. The PW4000 contract was revised in 1993 and provides that if Pratt & Whitney accepts delivery of less than 500 units between 1993 through 2003 an "equitable" adjustment will be made. Recent market projections on the PW4000 program indicate that less than 500 units will be delivered. The Company has submitted a "request for equitable adjustment" to the customer and believes it will achieve a recovery such that there will be no material adverse effect on the financial position of the Company.

 The excess of deferred program costs over the total costs allocated to units in process and delivered (less recoveries from customers due to repricing provisions) that would not be recovered based on existing firm orders as of July 31, 1996, is $11.2 million on the A340, $78.7 million on the MD-90, and $6.9 million on the MD-95.

 The Company has used forward contracts, on a limited basis, to manage its exchange risk on a portion of its purchase commitments from vendors of aircraft components denominated in foreign currencies and to manage its exchange risk for sums paid to its French subsidiary for services. The extent to which the Company utilizes forward contracts varies and depends upon management's evaluation of current and projected foreign currency exchange rates and limitation within existing lending agreements, but the Company does not acquire forward contracts in excess of its current hedging requirements. At July 31, 1996, the Company had $2.8 million of foreign exchange contracts outstanding to purchase foreign currencies. There were no significant deferred gains or losses associated with these foreign exchange contracts.


NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

 Property, plant and equipment consist of the following (in thousands):

                                                               JULY 31,
- ------------------------------------------------------------------------------
                                                           1996         1995
- ------------------------------------------------------------------------------
    Land                                                $  24,660    $  25,132
    Buildings                                             195,153      205,637
    Machinery and equipment                               287,035      282,427
    Construction in progress                               12,183       10,400
- ------------------------------------------------------------------------------
                                                          519,031      523,596
    Less accumulated depreciation and amortization       (322,979)    (306,545)
- ------------------------------------------------------------------------------
    Property, plant and equipment - net                 $ 196,052    $ 217,051
==============================================================================

 Included in the above categories are assets recorded under capitalized leases with original cost totaling $50.6 million at July 31, 1996 and 1995.


NOTE 6 - TAXES ON INCOME

 The provision (benefit) for taxes on income is comprised of the following (in thousands):

                                                         JULY 31,
- --------------------------------------------------------------------------------
                                                1996       1995      1994
- --------------------------------------------------------------------------------

CURRENTLY PAYABLE:
  Federal income taxes                         $   80     $  900    $ 1,320
  Foreign income taxes                            350        (90)       400
  State income taxes                              130        240      1,200

 DEFERRED:
  Federal income taxes                          1,090      2,310     (3,660)
  State income taxes                              520      2,790        624
- --------------------------------------------------------------------------------
                                               $2,170     $6,150    $  (116)
================================================================================

          The difference between the income tax provision (benefit) computed at the federal statutory rate and the actual tax provision (benefit) is as follows (in thousands):

                                                                   JULY 31,
- ------------------------------------------------------------------------------------
                                                        1996      1995       1994
- ------------------------------------------------------------------------------------
Taxes computed at the federal statutory tax rate     $ 1,889     $5,125    $ 1,594
Increase (reduction) resulting from:
 State income taxes, net of federal tax benefit          281        761        237
 Effect of statutory rate increase                         -          -     (2,870)
 Tax-exempt income from Foreign Sales Corporation       (152)      (395)      (680)
 Non-deductible items                                  1,453        922      2,270
 Corporate-owned life insurance                         (433)      (236)       154
 Sale of investment leases                            (1,048)         -          -
 Utilization of reserves previously provided
  for tax assessments                                      -          -       (860)
 Other                                                   180        (27)        39
- ------------------------------------------------------------------------------------
                                                     $ 2,170     $6,150    $  (116)
====================================================================================

 Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss and tax credit carryforwards.

 The components of the Company's deferred tax asset (liability) which reflect the tax effects of the Company's temporary differences, tax credit carryforwards and net operating loss carryforwards (NOLs) are listed below (in thousands):

                                                            JULY 31,
- --------------------------------------------------------------------------
                                                        1996        1995
- --------------------------------------------------------------------------
 CURRENT:

   Inventories                                        $(27,641)   $  5,546
   Employee benefits                                     3,597       5,235
   State taxes                                          (4,390)     (4,288)
   Sale of investment leases                           (27,816)
- --------------------------------------------------------------------------
 Net deferred tax asset (liabilities) - current       $(56,250)   $  6,493
==========================================================================
 LONG-TERM:

   Depreciation                                       $  9,332    $ 16,500
   Deferred gain on sale/leaseback                       7,876       8,249
   Minimum pension liability adjustment                 17,767      25,826
   Net operating loss carryforward                     120,485      83,135
   Tax credit carryforward                               8,432       8,883
   Investment in leases                                 (3,525)    (35,973)
   Other - net                                          (3,504)     (1,600)
- --------------------------------------------------------------------------
 Net deferred tax asset - long-term                   $156,863    $105,020
==========================================================================

 Statement of Financial Accounting Standard (SFAS) No. 109 requires that deferred income taxes be classified on the balance sheet predicated upon the categorization of the item to which the deferred tax is attributed. The resulting classification is not necessarily indicative of when taxes will be paid or deductions utilized. In addition, the Company has considerable NOLs and expects that tax payments in the near term will be minimal.

 The Company has federal NOLs totaling approximately $298 million at July 31, 1996, which expire in the years 2003 through 2012, and tax credit carryforwards totaling $8.4 million which expire in the years 2003 through 2011.

 When tax effected at the rates in effect July 31, 1996, the net deductible temporary differences, tax credit carryforwards, and NOLs result in a deferred tax asset of $100.6 million, consisting of $87.6 million for federal tax purposes and $13.0 million for state tax purposes. Based on rates in effect July 31, 1996, approximately $266 million of future taxable income is required prior to expiration of the Company's NOLs and credits for full realization of the deferred tax asset. The Company believes that its future taxable income will be sufficient for full realization of the deferred tax asset.

 Late in fiscal 1996, the Company received a Revenue Agent's Report ("RAR") from the Internal Revenue Service in connection with the audit of the Company's federal income tax returns for fiscal years 1986 through 1989. In the RAR, the agent has challenged the timing of various deductible items, some of which are significant. Based upon its review to date, the Company expects to contest substantially all the proposed adjustments and believes it will prevail on all material items. The Company anticipates that any adjustment made to its reported taxable income for the years under audit will increase the amount of the net operating loss available for carryback purposes and therefore the audit adjustments will not have a material adverse impact on the financial position of the Company.

NOTE 7 - INDEBTEDNESS

 The maturity schedule of the Company's debt is summarized as follows (in thousands, except quantities):

                                                                                                                TOTAL AT
                                                 FISCAL YEAR ENDED JULY 31,                                     JULY 31,
- -------------------------------------------------------------------------------------------------------------------------------
                                1997        1998        1999       2000        2001        Thereafter       1996         1995
- -------------------------------------------------------------------------------------------------------------------------------
     11.625% Senior Notes                                                                    $100,000     $100,000     $100,000
      9.35% Senior Notes         $12,025     $12,025     $12,025    $ 3,657                                 39,732       51,757
      9.33% Senior Notes           8,850       8,850       8,850      8,850     $ 8,850         7,093       51,343       51,343
      Other Debt                   3,941         436         172        175         121        17,090       21,935       17,671
- -------------------------------------------------------------------------------------------------------------------------------
                                  24,816      21,311      21,047     12,682       8,971       124,183      213,010      220,771

CAPITAL LEASES                     1,943       1,871       1,766      1,662       1,557         4,703       13,502       16,189
LESS IMPUTED INTEREST               (797)       (701)       (604)      (510)       (416)         (761)      (3,789)      (4,683)
- -------------------------------------------------------------------------------------------------------------------------------
                                   1,146       1,170       1,162      1,152       1,141         3,942        9,713       11,506

SUBORDINATED DEBT:
      7.75% Convertible Notes                                                                  19,720       19,720       57,500
      9.25% Debentures                         7,500       7,500      7,500       7,500       120,000      150,000      150,000
      7.00% Convertible Debentures                         5,750      5,750       5,750        97,750      115,000      115,000
- -------------------------------------------------------------------------------------------------------------------------------
                                               7,500      13,250     13,250      13,250       237,470      284,720      322,500
- -------------------------------------------------------------------------------------------------------------------------------
TOTAL INDEBTEDNESS               $25,962     $29,981     $35,459    $27,084     $23,362      $365,595      507,443      554,777
- -------------------------------------------------------------------------------------------------------------------------------
Less Current Portion                                                                                       (25,962)     (14,119)
- -------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                            $481,481     $540,658
===============================================================================================================================

 The fair value of the Company's total indebtedness as of July 31, 1996 is estimated to be $505.7 million compared to the carrying value of $507.4 million reflected in the table above. This fair value was derived using quoted market prices on publicly traded debt and estimated market value of the privately held debt.

 The Company's total financings were $569.2 million and $605.6 million at July 31, 1996 and 1995, respectively. The Company's total financings at July 31, 1996 included: indebtedness, shown in the table above; the accounts receivable sales program in the amount of $40.0 million, which is reported as a reduction to accounts receivable (see Note 3); and two sale-leaseback transactions, accounted for as operating leases, totaling $21.8 million.

 The Company has an unsecured revolving credit agreement with a group of banks, maturing in April 1997 against which there were no outstanding borrowings at July 31, 1996. The commitment under this revolving credit agreement was $74.5 million at July 31, 1996, and is reduced by $8.3 million in October 1996. Up to $30 million of the commitment is available to support the issuance of letters of credit. At July 31, 1996, $16.9 million of the commitment was used to support an industrial development bond financing. The Company has entered into preliminary discussions to replace the existing revolving credit agreement with a new facility.

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

 The Company's privately placed 9.35% Senior Notes require principal payments of approximately $12.0 million in January 1997, 1998, and 1999 and a final payment of $3.7 million in January 2000. The Company's privately placed 9.33% Senior Notes require principal payments of approximately $8.9 million in December 1996 through 2000, and a final payment of $7.1 million in December 2001. In the fourth quarter of fiscal 1995, the Company voluntarily prepaid $10.7 million of its 9.33% Senior Notes and $10.7 million of its 9.35% Senior Notes. The Company used existing funds to extinguish this debt. A premium and certain other expenses associated with this early extinguishment of debt were recorded as an extraordinary item. The net loss associated with this early extinguishment totaled $1.1 million or 6 cents per share, net of income tax benefit of $0.7 million. The note holders can require the Company to purchase the remaining principal amount of the notes plus accrued interest and premium for yield adjustment in the event of certain changes in control or ownership of the Company.

 The $100 million of 11.625% Senior Notes due May 2003 are general unsecured obligations of the Company and do not have sinking fund requirements. These Senior Notes are redeemable after May 1999, at a premium price of 105.8 percent, declining annually to par at maturity. The note holders can require the Company to purchase the principal, plus accrued interest and premium in the event of certain changes in control or ownership of the Company. The Company's 7.75% Convertible Subordinated Notes due May 2004 have no sinking fund requirements. The Convertible Subordinated Notes are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $10.35 per share, subject to adjustment under certain conditions. At the Company's option, the Convertible Subordinated Notes are redeemable after May 1998, at a premium price of 104.7 percent, declining to par at maturity. During fiscal 1996, the Company exchanged 4.0 million shares of the Company's common stock for $37.8 million of these notes. At July 31, 1996, $19.7 million of the 7.75% Convertible Subordinated Notes remained outstanding. The shares of common stock issued in the exchanges in excess of the share required for conversion were valued at $5.4 million, which was expensed during fiscal 1996.

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

 The Company's principal financing agreements contain covenants and ratios, the most significant of which relate to tangible net worth, debt to equity, and income available for fixed charges. The Company was in compliance with these covenants at July 31, 1996. These financing agreements also contain other restrictions, including restrictions on new indebtedness, prepayments and redemptions of indebtedness, amendments to debt agreements, liens, dividends, lease obligations, mergers, sales of assets, investments and capital expenditures. If the Company were to breach a covenant in any of its principal financing agreements, the lenders under such agreement could, at their option, accelerate the maturity of the debt evidenced by such agreement. In addition, any such default (or, in some cases, an acceleration after the occurrence of such a default) would cause defaults under cross-default provisions (or cross-acceleration provisions) in other Company financing agreements.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

 Minimum rental commitments under operating leases with non-cancelable terms of more than one year as of July 31, 1996 are as follows (in thousands):

- ----------------------------------------------
                1997                   $ 6,200
                1998                     6,300
                1999                     4,600
                2000                     4,200
                2001                     4,100
             Thereafter                  6,300
- ----------------------------------------------
                                       $31,700
==============================================

 Generally, leases have provisions for rent escalation based on inflation. Certain leases provide for options to renew with substantially similar terms (except negotiable rent increases). The total expense under all operating leases was approximately $6.3 million, $8.5 million, and $13.1 million for fiscal 1996, 1995, and 1994, respectively.

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


NOTE 9 - EMPLOYEE BENEFIT PLANS

A.  PENSION PLAN

 The Company has non-contributory pension plans covering substantially all of its employees. Benefits for the salaried employees' plan are based on age and years of service plus interest at specified levels. Benefits under the retirement plan covering certain union employees are based on a negotiated amount per year of service. The Company has made contributions to independent trusts for the minimum funding requirements of these plans under IRS regulations. The Company also has supplemental retirement plans which are generally unfunded.

 Defined benefit plans expense consists of the following components (in thousands):

                                                          YEAR ENDED JULY 31,
- ------------------------------------------------------------------------------------
                                                     1996        1995        1994
- ------------------------------------------------------------------------------------
Service cost                                       $  8,336    $  9,574    $  7,017
Interest cost on projected benefit obligation        38,726      36,462      36,686
Actual gain on plan assets                          (90,646)    (43,245)     (9,168)
Net amortization and deferral                        58,865      12,118     (20,093)
- ------------------------------------------------------------------------------------
     Total                                         $ 15,281    $ 14,909    $ 14,442
====================================================================================

  The following table summarizes the funded status of these plans and the amounts recognized in the Consolidated Balance Sheets (in thousands):

                                                                      JULY 31,
- -------------------------------------------------------------------------------------
                                                                  1996         1995
- -------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Vested                                                         $507,659     $459,036
 Non-vested                                                       20,714       20,252
- -------------------------------------------------------------------------------------
Accumulated benefit obligation                                   528,373      479,288
Effect of projected future salary increases                        5,545        3,441
- -------------------------------------------------------------------------------------
Projected benefit obligation for service rendered to date        533,918      482,729
Plan assets at fair value, primarily stocks, bonds,
 other fixed income obligations and real estate                  475,343      415,284
- -------------------------------------------------------------------------------------
Plan assets less than projected benefit obligation               (58,575)     (67,445)
Unrecognized net loss                                             52,937       73,255
Unrecognized net asset from initial application
  of SFAS No. 87 being recognized over
  plans' average remaining service life                           (9,816)     (12,819)
Unrecognized prior service cost                                   31,859       26,915
Additional minimum liability                                     (72,735)     (87,480)
- -------------------------------------------------------------------------------------
Pension liability recognized in the
  Consolidated Balance Sheets                                   $(56,330)    $(67,574)
=====================================================================================

 At July 31, 1996, the Company's additional minimum liability for its defined benefit plans was in excess of the unrecognized prior service costs and net transition obligation and was recorded as a reduction of $26.4 million to shareholders' equity, net of tax benefits of $17.8 million, in accordance with SFAS No. 87, "Employers' Accounting for Pensions." At July 31, 1995, the reduction to shareholders' equity totaled $38.4 million, net of tax benefit of $25.8 million.

 The weighted average discount rate used in determining the present value of the projected benefit obligation was 7.75 percent, 8.25 percent, and 7.5 percent for the years ended July 31, 1996, 1995, and 1994, respectively. For compensation based plans, the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation and service cost was based upon an experience-related table and approximated 4.5 percent on current salaries through January 1, 1996, in accordance with plan terms. The expected long-term rate of return on plan assets was 9 percent for the periods presented. Plan assets are invested primarily in stocks, bonds, and real estate.

 The Company also has certain defined contribution plans covering most employees. Expenses for these plans amounted to $3.5 million, $2.8 million and $1.7 million in fiscal 1996, 1995 and 1994, respectively.

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

 Post-retirement benefit costs, net of expected retiree contributions, included the following components (in thousands):

                                                                                                         YEAR ENDED JULY 31,
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1996       1995     1994
- ---------------------------------------------------------------------------------------------------------------------------------
 Service cost - benefits attributed to service during the period                                     $125       $146     $168
 Interest cost on accumulated post-retirement benefit obligation                                      419        408      465
 Net amortization and deferral                                                                         13         32        -
- ---------------------------------------------------------------------------------------------------------------------------------
 Net periodic post-retirement benefit cost                                                           $557       $586     $633
=================================================================================================================================

 The liability for post-retirement health care benefits included the following components (in thousands):

                                                                                                                 JULY 31,
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            1996        1995
- ---------------------------------------------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation:
 Retirees                                                                                                  $2,660      $2,722
 Fully eligible active plan participants                                                                      236         180
 Other active plan participants                                                                             2,159       2,425
Unrecognized net loss                                                                                        (380)       (690)
- ---------------------------------------------------------------------------------------------------------------------------------
 Liability for post-retirement health care benefits                                                        $4,675      $4,637
=================================================================================================================================

 The accumulated post-retirement benefit obligation was determined using weighted average discount rates of 7.75 percent, 8.25 percent, and 7.5 percent, respectively, for the years ended July 31, 1996, 1995, and 1994. The plan is unfunded. Each year the Company funds the benefits paid.

NOTE 10 - SHAREHOLDERS' EQUITY

 Covenants in several of the Company's principal financing agreements restrict the Company from paying cash dividends until after April 25, 1997. (See Note 7) Thereafter, the Company's ability to pay cash dividends is substantially restricted.

 The Company's 1995 Stock Incentive Plan provides that qualified employees are eligible to receive stock options and various other stock-based awards. Subject to certain adjustments, the plan provides that up to 1,800,000 shares of common stock may be sold or issued under the plan. The terms and conditions of the stock-based awards are determined by a Committee of the Board of Directors on each grant date and may include provisions for the exercise price, expiration, vesting, restriction on sale and forfeiture, as applicable. Under the terms of the plan, the Company may not change the exercise price of or replace any stock option previously granted (except pursuant to certain plan adjustments), nor grant an option with an exercise price less than 100 percent of the fair market value of the underlying common stock on the date the Committee approves such stock option. Restricted shares purchased under the plan are subject to restrictions on sale or disposal, which lapse in varying installments from one to 10 years. During fiscal 1996, 10,000 restricted shares were awarded to employees.

 The Company's 1982 Stock Option Plan and the 1989 Stock Incentive Plan, under both of which no future options will be granted, provided for the issuance of non-qualified stock options at the market price of the Company's common stock at the date of grant. The options become exercisable in installments from one to six years after date of grant and expire 10 years from date of grant. Under the 1989 Stock Incentive Plan, restricted shares purchased under the plan are subject to restrictions on sale or disposal, which lapse in varying installments from one to 10 years. During fiscal 1996, 26,076 shares were awarded to various employees. At July 31, 1996, there were no shares available for grants under these plans.

 The Company has a director stock plan under which non-employee directors are automatically granted, on the first business day following the annual meeting of shareholders, an option to purchase 1,000 shares of common stock. The option exercise price is equal to the fair market value of the stock on the date the option is granted. Options granted under the plan generally become exercisable six months after the date of grant and expire 10 years from the date of grant. Subject to certain adjustments, the plan provides that up to 100,000 shares of common stock may be sold or issued under the plan. As a result of previous option grants under the plan, 34,000 shares remained available for grant at July 31, 1996.

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

     Under the various stock option plans, outstanding options for 2,035,452 and 2,267,359 shares of common stock were exercisable as of July 31, 1996 and 1995, respectively. Activity in these stock option plans for the three years ended July 31, 1996, is summarized as follows:

                                           OPTIONS          OPTION PRICE
- -------------------------------------------------------------------------------
Balance Outstanding at July 31, 1993      2,665,849    $ 8.875    -   $31.625

  Granted                                   109,000      8.375    -    10.250
  Relinquished                              (18,655)    16.500    -    31.625
  Forfeited                                 (33,150)    10.625    -    22.125
- -------------------------------------------------------------------------------
Balance Outstanding at July 31, 1994      2,723,044      8.375    -    31.625

  Granted                                    19,000      9.125    -    10.250
  Relinquished                               (7,180)    16.500    -    31.625
  Forfeited                                 (44,300)    10.625    -    23.875
  Exercised                                 (26,000)    10.625    -    12.000
- -------------------------------------------------------------------------------
Balance Outstanding at July 31, 1995      2,664,564      8.375    -    31.625

  Granted                                 1,123,936     14.875    -    22.000
  Relinquished                              (77,465)    16.500    -    31.625
  Forfeited                                 (47,667)    10.625    -    22.125
  Exercised                                (394,707)     8.750    -    19.375
- -------------------------------------------------------------------------------
Balance Outstanding at July 31, 1996      3,268,661    $ 8.375    -   $31.625
===============================================================================

     The Company's stockholder rights plan generally entitles the holder of each right to purchase one one-hundredths of a share of Series C preferred stock, $1 par value, from the Company for $100, subject to adjustment. A right is included with, and attaches to, each share of common stock issued and expires on August 25, 1999, and is redeemable by the Company. The rights become exercisable and separate from the common stock under certain circumstances generally when a person or group of affiliated or associated persons has acquired or obtained the right to acquire 15 percent or more of the Company's outstanding voting stock or has made a tender offer to acquire 15 percent or more of such voting stock. Under certain circumstances, each right would entitle the holder to purchase a certain number of the Company's common stock at one-half of fair market value.

     In May 1993, in connection with certain amendments to the financial covenants of its principal financing agreements, the Company issued warrants to certain lenders. The warrants are exercisable for 600,000 shares of common stock at $9.00 per share and expire in August 2000.

Authorized, unissued shares of common stock were reserved for the following:

                                                             July 31,
- --------------------------------------------------------------------------------
                                                        1996         1995
- --------------------------------------------------------------------------------
 Various stock plans                                  3,983,911    2,963,938
 Conversion of subordinated debentures and notes      4,579,732    8,229,973
 Warrants                                               600,000      600,000
- --------------------------------------------------------------------------------
                                                      9,163,643   11,793,911
================================================================================

NOTE 11 - DISCONTINUED OPERATIONS

     In the fourth quarter of fiscal 1994, the Company sold and commenced the transfer of its business jet line of business. The purchase agreement required the Company to manufacture and deliver certain components and transfer program engineering and tooling which was substantially completed in fiscal 1995. The operating results of the business jet line of business are included in earnings from discontinued operations summarized as follows (in thousands):

                                               YEAR ENDED JULY 31,
- --------------------------------------------------------------------------------
                                                 1995       1994
- --------------------------------------------------------------------------------
 Net sales                                       $22,287    $40,286

 Income before taxes                               6,486      3,777
 Taxes on income                                   2,607      1,519
- --------------------------------------------------------------------------------
 Net income                                      $ 3,879    $ 2,258
================================================================================

 Net income per average share
   of common stock                               $  0.21    $  0.12
================================================================================

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
(IN THOUSANDS EXCEPT FOR PER-SHARE DATA)

                                                                YEAR ENDED JULY 31, 1996
- ---------------------------------------------------------------------------------------------------
                                                        1ST         2ND         3RD         4TH
- ---------------------------------------------------------------------------------------------------
SALES                                                 $150,400    $180,702    $203,711    $236,001

OPERATING INCOME BEFORE UNUSUAL ITEMS                   12,139      16,384      18,565      22,022

OPERATING INCOME AFTER UNUSUAL ITEMS                    12,139      16,384      18,565       9,627

INCOME (LOSS) FROM CONTINUING OPERATIONS                   805         343       6,908      (2,658)
    BEFORE TAXES

NET INCOME (LOSS)                                          482         205       4,130      (1,589)

PRIMARY EARNINGS (LOSS) PER AVERAGE SHARE
OF COMMON STOCK                                       $   0.03    $   0.01    $   0.19    $  (0.07)
- ---------------------------------------------------------------------------------------------------
FULLY DILUTED EARNINGS (LOSS) PER AVERAGE SHARE
    OF COMMON STOCK                                   $   0.03    $   0.01    $   0.18    $  (0.07)
===================================================================================================

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
(IN THOUSANDS EXCEPT FOR PER-SHARE DATA)

                                                                    YEAR ENDED JULY 31, 1995
- -------------------------------------------------------------------------------------------------------
                                                            1ST         2ND         3RD         4TH
- -------------------------------------------------------------------------------------------------------
SALES                                                     $192,156    $219,774    $210,759    $182,311

  OPERATING INCOME                                          15,353      17,986      16,784      14,506

  INCOME FROM CONTINUING OPERATIONS
    BEFORE TAXES                                             2,291       5,438       4,676       2,238

  INCOME FROM CONTINUING OPERATIONS                          1,370       3,252       2,573       1,298

  INCOME FROM DISCONTINUED OPERATIONS, NET OF TAXES            497         337          87       2,958

  INCOME BEFORE EXTRAORDINARY ITEMS                          1,867       3,589       2,660       4,256

  LOSS FROM EXTRAORDINARY ITEM, NET OF TAXES                     -           -           -      (1,146)

  NET INCOME                                              $  1,867    $  3,589    $  2,660    $  3,110

PRIMARY EARNINGS (LOSS) PER AVERAGE SHARE
OF COMMON STOCK FROM:
      CONTINUING OPERATIONS                               $   0.08    $   0.18    $   0.14    $   0.07
      DISCONTINUED OPERATIONS                                 0.02        0.02        0.01        0.16
      EXTRAORDINARY ITEM                                         -           -           -       (0.06)

  NET PRIMARY EARNINGS                                    $   0.10    $   0.20    $   0.15    $   0.17
FULLY DILUTED EARNINGS (LOSS) PER AVERAGE SHARE
    OF COMMON STOCK FROM:
     CONTINUING OPERATIONS                                $   0.08    $   0.17    $   0.14    $   0.08
     DISCONTINUED OPERATIONS                                  0.02        0.01           -        0.13
     EXTRAORDINARY ITEM                                          -           -           -        (.05)
NET FULLY DILUTED EARNINGS                                $   0.10    $   0.18    $   0.14    $   0.16
=======================================================================================================

REPORT BY MANAGEMENT

To the Shareholders and Board of Directors of Rohr, Inc.

 The management of the Company has prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and reflect the effects of certain estimates and judgments made by management.

 The Company maintains a system of internal accounting controls designed and intended to provide reasonable assurance that assets are safeguarded, transactions are properly executed and recorded in accordance with management's authorization, and accountability for assets is maintained. The system is continuously monitored by direct management review, by internal auditors who conduct an extensive program of audits and by independent auditors in connection with their annual audit.

 Management recognizes its responsibility to foster a strong ethical climate and has formalized ethics as an integral part of the organization. Management has issued written policy statements and the importance of ethical behavior is regularly communicated to all employees. These communications include distribution of written codes of ethics and standards of business conduct and through ongoing education and review programs designed to create a strong compliance environment.

 The Company's consolidated financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants. Their audits were conducted in accordance with generally accepted auditing standards, and included a review of financial controls and tests of accounting records and other procedures as they considered necessary in the circumstances.

 The Audit and Ethics Committee of the Board of Directors is composed of five outside directors. This committee meets periodically with management, the internal auditors and the independent accountants to review accounting, reporting auditing internal control and ethics matters. The committee has direct and private access to both internal and external auditors and held six meetings during fiscal 1996.


/s/ L. A. CHAPMAN                      /s/ R. H. RAU
- -------------------------              -------------------------------------
L. A. Chapman                          R. H. Rau
Senior Vice President and              President and Chief Executive Officer
Chief Financial Officer


/s/ A. L. MAJORS
- -----------------------------
A. L. Majors
Vice President and Controller
(Chief Accounting Officer)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Rohr, Inc.



We have audited the accompanying consolidated balance sheets of Rohr, Inc. and its subsidiaries as of July 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rohr, Inc. and its subsidiaries as of July 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1996, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE
San Diego, California

September 11, 1996

SELECTED FINANCIAL DATA
(in thousands except for per-share data, number of employees, percentages and ratios)


                                                                      YEAR ENDED JULY 31,
- ------------------------------------------------------------------------------------------------------------------
                                                  1996          1995          1994          1993          1992
- ------------------------------------------------------------------------------------------------------------------
Results of Continuing Operations:
  Sales                                        $  770,814    $  805,000    $  918,141    $1,149,503    $1,251,502
  Operating income (1)                         $   56,715    $   64,629    $   51,389    $    8,562    $   44,801
  Operating Profit margin (1)                         7.4%          8.0%          5.6%          0.7%          3.6%
  Income (loss)                                $    3,228    $    8,493    $    4,669    $  (24,257)   $      996
  Primary earnings (loss) per average share
   of common stock                             $     0.16    $     0.47    $     0.26    $    (1.35)   $     0.05

  Cash dividends per share of
   common stock                                         -             -             -             -             -
==================================================================================================================
Financial Position at July 31:
  Total assets                                 $1,032,537    $  976,540    $1,056,847    $1,017,786    $1,363,958
  Indebtedness                                    507,443       554,777       588,990       531,608       572,594
  Net financings (2)                              480,828       520,970       537,567       601,669       656,472
  Shareholders' equity                            235,177       175,931       146,909       182,243       448,866
  Debt-to-equity ratio                             2.16:1        3.15:1        4.01:1        2.92:1        1.28:1
  Return on average equity                            1.6%          7.0%          4.2%            -           0.3%
  Book value per common share                  $    10.53    $     9.74    $     8.14    $    10.13    $    25.17
  Number of full-time employees
   at year end                                      3,800         4,000         4,900         6,500         9,200
  Backlog                                      $1,200,000    $1,000,000    $1,200,000    $1,400,000    $1,900,000
==================================================================================================================

(1) Operating income and operating profit margin was adversely impacted by unusual items and special provisions of $12.4 million in fiscal 1996, $7.9 million in fiscal 1994, $25.0 million in fiscal 1993 and $50.0 million in fiscal 1992.

(2) Net financings include indebtedness plus the receivables sales program (which is reflected as a reduction to accounts receivable) and two sale-leaseback transactions (accounted for as operating leases), reduced by cash, including cash equivalents and short-term investments. See Notes 3 and 7 of the Notes to the Consolidated Financial Statements.