Form 10-K, Exhibit 13
period 1997-07-31
ROHR INC
filed 1997-09-16
CIK 84801

                                                                      EXHIBIT 13


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


General

  The following discussion and analysis presents management's assessment of material developments affecting the Company's results of operations, liquidity, and capital resources for each of the three years in the period ended July 31, 1997. Years prior to 1997 have been restated for the effects of the accounting change, as described below. These discussions should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.


Industry Outlook

  Commercial aircraft orders rose dramatically in calendar 1996 and have continued at a strong pace in calendar 1997. In the first seven months of calendar 1997, airlines ordered 460 new commercial aircraft (seating 70 or more passengers), compared to a full years orders of 1,113 in 1996 and 662 in 1995. Analysts expect commercial aircraft manufacturers to deliver approximately 600 aircraft in 1997, compared to 440 in 1996 and 443 in 1995. Based on production rate increases recently announced by The Boeing Company and Airbus Industrie and their respective order books, the Company expects commercial aircraft deliveries to increase.

  Orders for commercial aircraft are based in large part on consumer demand for air travel and the financial condition of airline operators. Over the last several years, airline passenger traffic has increased over 6 percent per year on average and airline analysts expect that traffic will grow approximately 5 percent per year for the next 20 years. As a result, airlines are expected to expand their fleets to meet the increased demand for travel. In addition, airline operators are expected to purchase large numbers of aircraft in the next five years to meet existing aircraft noise regulations and to replace aging aircraft in their fleets. There are approximately 3,000 Stage Two aircraft in operation throughout the world, many of which must be replaced or modified to Stage Three noise requirements by 1999 in the United States and by mid-2002 in most other developed countries.

  Historically, the financial condition of airlines and their demand for new aircraft has been related to the health of the world economies. Healthy world economies, increases in demand for air travel, relatively stable fare structures, aggressive cost reductions, increased load factors, and improved utilization of aircraft have raised airline profitability to high levels over the last several years and have enabled airlines to order and purchase new aircraft.

  Overall, the conditions of the market suggest that the commercial aircraft industry is strong and poised for continued expansion.

  Material and component shortages have been noted as an increasing problem throughout the industry, as the rate of production of commercial aircraft has rapidly accelerated. The Company has also encountered shortages and has taken various steps to minimize the impact on its operations.


Company Outlook

  As a result of increased production of new commercial aircraft and increased deliveries of spare parts, the Company's sales increased 23 percent in fiscal 1997 as compared with the prior year. Predicated upon customer scheduled delivery requirements, the Company expects its sales in fiscal 1998 to be approximately 15 percent higher than in fiscal 1997.

  The Company continued to realize improved efficiency in its manufacturing processes, maintained its existing level of general and administrative expenses in spite of the growth in sales, participated in new programs, and expanded its level of support in the overhaul and repair market by opening a new repair facility in Prestwick, Scotland. In addition, the Company improved its capital structure by reducing debt and by contributing common stock and cash to fully fund its pension plans. These activities are expected to strengthen the Company to meet the growth in the industry and the future challenges and opportunities.

  Management continues to focus on reducing cost and improving quality. For example, the Company has implemented concurrent product development and is continuing to implement its lean manufacturing initiative. Lean manufacturing is a focused attack on non-value-added steps in the manufacturing process. Lean enterprise techniques involve defining the value stream for each product and eliminating the unnecessary steps from every value stream.

  The Company's firm backlog, which includes the sales price of all undelivered units covered by customers' orders, was approximately $1.5 billion at July 31, 1997, compared to $1.2 billion at July 31, 1996. Approximately $950 million of the $1.5 billion backlog is scheduled to be delivered in fiscal 1998. (Sales during any period includes sales which were not part of backlog at the end of the prior period.) Customer orders in firm backlog are subject to rescheduling and/or termination for customer convenience; however, in certain cases, the Company is entitled to an adjustment in contract amounts.

Forward-Looking Information Is Subject to Risk and Uncertainty

This document includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risk and uncertainty. Actual sales in fiscal year 1998 may be materially less than the sales projected in the "Company Outlook" section if the Company's customers cancel or delay current orders or reduce the rate at which the Company is building or expects to build products for such customers. Such cancellations, delays or reductions may occur if there is a substantial change in the health of the airline industry or in the general economy, or if a customer were to experience major financial difficulties. In addition, capital expenditures may exceed those projected in the "Liquidity and Capital Resources" section if the Company obtains significant new business.

Results of Operations


Change in Accounting


  In the fourth quarter of fiscal 1997, the Company changed its accounting principle related to long-term programs and contracts and restated its historical results to reflect the application of the changed principle. The change eliminated the use of program accounting so that all current and future programs will be accounted for under the contract method of accounting as described in "Notes to the Consolidated Financial Statements - Note 1." Prior to the change, approximately half of the Company's revenues were accounted for under the program method of accounting and approximately half were accounted for under the contract method of accounting. Under contract accounting, the Company accounts for the direct sale of spare parts to airlines separately from the sale of production units. Previously, on programs that were accounted for under the program method of accounting, the Company combined the estimated costs and revenues associated with a program's production units and spare parts into a single profit center.

  While the Company's previous method of accounting was in accordance with generally accepted accounting principles, the Company believes that the new principle is preferable. By accounting for spare parts sales separately from long-term production contracts, the amount of deferred costs included in inventory has been reduced. The change will also decrease the significance of the projections used in calculating the Company's financial results by eliminating the need to project spare parts sales into the future. Instead, spare parts sales will be accounted for as they occur and will not be aggregated with the costs and expenses of multi-year production contracts. In addition, under the changed principle, the Company's financial results will more clearly reflect its current operating activities and cash flow. The Company also believes that the change in accounting principle will enhance internal accountability by allowing the Company to emphasize internal responsibility for production and spare parts profitability.

  The effect of this change in accounting for the periods through July 31, 1996, was a charge of $59.6 million, net of income tax benefits of $40.0 million. In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," prior year financial statements have been restated to reflect this change on a retroactive basis. The effect of the change on fiscal 1997 results was to increase operating income by $15.1 million (composed of $25.5 million of additional operating income less $10.4 million of additional loss on the MD-90 contract, in each case arising from the change in accounting). The effect of the change in accounting on fiscal 1997 net income was to increase net income by $9.0 million, or 35 cents per share (composed of $15.3 million, or 60 cents per share, of additional net income less $6.3 million, or 25 cents per share, arising from the additional loss on the

MD-90 program). The total impact on fiscal 1996 and fiscal 1995 was to increase net income by $19.1 million (92 cents per share) and $11.7 million (64 cents per share), respectively.

  The discussion in the remainder of "Results of Operations" reflects the impact of the accounting change.


Fiscal 1997 Compared to Fiscal 1996

  Fiscal 1996 has been restated to reflect the accounting change made during the fourth quarter of fiscal 1997. See "Notes to Consolidated Financial Statements
- Note 2."

  Fiscal 1997 sales increased 23 percent to $944.4 million, up from $770.8 million in the prior fiscal year. Contributing to increased sales were accelerated delivery rates on most commercial programs. The A340, MD-90, CFM56-5, and RB211-535 programs all reflected significant increases in sales.

  The Company reported an operating profit of $34.4 million, an operating margin of 3.6 percent for fiscal 1997 as compared with operating profit of $88.6 million, an operating margin of 11.5 percent for fiscal 1996. Fiscal 1997 operating results were favorably impacted by the effects of the change in accounting principle described above, and adversely impacted by the recognition of a $84.5 million loss on the MD-90 production contract, as discussed below, which reduced the fiscal 1997 overall operating margin by 9.0 percent. In addition, fiscal 1997 results were also negatively impacted by the decision made earlier in the year (and prior to the recognition of the $84.5 million loss) not to record profit on the MD-90 production contract, on which profit was recognized in the prior fiscal year. In fiscal 1997, operating results on other programs benefited from increased delivery rates and improved operating efficiencies. Fiscal 1996 operating results were also favorably effected by the accounting change, but were adversely impacted by one-time charges of $12.4 million, which reduced the operating margin by 1.6 percent. This $12.4 million represented a loss on the sale of an aircraft leasing subsidiary and an impairment write-down on the Company's Arkadelphia, Arkansas facility to net realizable value. Operating results will vary from period to period, in part depending on the amount and mix of direct spare sales and the ratio of direct spare sales to production sales. Direct spare sales generally carry a higher margin than production sales.

  The Company entered into a contract with International Aero Engines to produce nacelles for McDonnell Douglas Corporation's ("McDonnell Douglas") MD-90 aircraft in 1990. Under the terms of the contract, the Company agreed to recover its preproduction costs, and the higher than average production costs associated with early production shipments, over a specified number of deliveries. In light of the wide market acceptance of the MD-80 series, which was the predecessor aircraft, the Company believed sufficient MD-90 aircraft would be sold to allow it to recover its costs.

  Over the last year, however, a series of developments created market uncertainties regarding future sales of the MD-90 aircraft. The most significant of these developments included: McDonnell Douglas' termination of the MD-XX program and the doubts this action raised regarding McDonnell Douglas' continued presence in the commercial aircraft industry; the decision of several large airlines that have traditionally operated McDonnell Douglas aircraft to order aircraft that compete with the MD-90; the announced (and subsequently completed) acquisition of McDonnell Douglas by The Boeing Company, which produces a family of competing aircraft; the announcement by Delta Airlines, launch customer for the MD-90, of its intent to replace its existing fleet of MD-90s and to seek a business resolution with McDonnell Douglas with respect to its remaining orders for the aircraft; and the lack of significant MD-90 orders during the past year.

  In recognition of these developments, the Company reduced its estimates of future MD-90 aircraft deliveries in the second quarter of fiscal 1997 to include only deliveries which were supported by firm orders, options, and letters of intent for the aircraft. During the fourth quarter of fiscal 1997, the Company further reduced its market estimate of future MD-90 sales to existing firm aircraft orders (excluding firm orders from Delta Airlines). Based on its reduced estimate of future aircraft deliveries, the Company believes that future MD-90 sales will not be sufficient to recover its existing contract investment plus the costs it will be required to spend in the future to complete the contract. As a result, the Company recognized a $84.5 million operating loss on the contract in fiscal 1997 (which included a $10.4 million increase in the loss as a result of the change in accounting). The change in accounting principle adopted in the fourth quarter of fiscal 1997 resulted in $49.3 million of the loss being reported in the second quarter of fiscal 1997 and $35.2 million being reported in the fourth quarter of fiscal 1997. The MD-90 contract accounted for
13.9 percent and 11.2 percent of fiscal 1997 and 1996 sales, respectively.

  The McDonnell Douglas MD-95 program is a new 100-passenger aircraft currently under development. The Company has invested $51.7 million for design and development costs on the MD-95 contract through July 31, 1997. The Company anticipates spending approximately $23 million more for preproduction costs through mid 1999, the aircraft's scheduled Federal Aviation Administration (FAA) certification date. Most of this remaining $23 million of expenditures will occur prior to the flight test program, which is scheduled to commence in April 1998. If the contract is canceled prior to FAA certification, the Company expects substantial recovery of these costs. If the aircraft is certified and actively marketed, the amount of these costs and initial production start-up costs recovered by the Company will depend upon the number of aircraft delivered. To date, McDonnell Douglas has announced 50 firm orders and 50 options from the launch customer, ValuJet.

  Net interest expense was $40.1 million in fiscal 1997 compared to $46.0 million for fiscal 1996. Interest expense declined primarily as a result of reduced debt levels while interest income increased due to a higher level of invested funds.

  Net loss before the extraordinary item, noted below, was $3.4 million or 13 cents per share for fiscal 1997, compared to net income of $22.3 million or $1.07 per share for fiscal 1996. The loss associated with the MD-90 contract adversely impacted fiscal 1997 net income by $50.5 million or $1.99 per share. Fiscal 1996 results were adversely impacted by the charge for the exchange of the convertible notes, the loss from the sale of an aircraft leasing subsidiary, and an impairment write-down which, in the aggregate, totaled $10.6 million or 51 cents per share.


Extraordinary Item

  In line with the Company's objective of reducing its debt and interest expense, the Company used existing funds to prepay a significant portion of its 9.33% and 9.35% Senior Notes during the fourth quarter of fiscal 1997. The premium and certain other expenses associated with the early extinguishment of this debt have been reported as an extraordinary item. The cost of the prepayment, net of income tax benefit of $1.8 million, was $2.6 million or 11 cents per share for fiscal 1997. See "Notes to the Consolidated Financial Statements -- Note 7."


Fiscal 1996 compared to Fiscal 1995

  Fiscal 1996 and 1995 have been restated to reflect the accounting change made during the fourth quarter of fiscal 1997. See "Notes to Consolidated Financial Statements - Note 2."

  Sales declined to $770.8 million in fiscal 1996 from $805.0 million in fiscal 1995. Sales in fiscal 1996 benefited from increased MD-90 deliveries and approximately $30 million of one-time sales related to Boeing and International Aero Engines contracts. Overall, sales declined from fiscal 1995 levels primarily due to delivery rate reductions on the PW4000, RB211-535, and CF6-80C programs. In addition, government sales declined due to the near completion of the C-130 and the Titan Space programs.

  The Company's operating income for fiscal 1996 was $88.6 million, an operating margin of 11.5 percent. Fiscal 1996 operating results were adversely impacted by a $12.4 million loss, which reduced operating margin by 1.6 percent, as a result of the sale of an aircraft leasing subsidiary and an impairment write-down on the Company's Arkadelphia, Arkansas facility to estimated net realizable value. Operating results in fiscal 1995, were $84.2 million, a margin of 10.5 percent. Operating results in fiscal 1996 were impacted by the change in sales described above, several one-time items, and the positive settlement of outstanding contract terms on the IL96 and the A340 contracts, some of which will have a favorable on-going impact.

  During fiscal 1996, the Company negotiated the sale of its aircraft leasing subsidiary. This subsidiary's principal assets were beneficial interests in two aircraft (an A300 and a DC-10) on lease through 2003 and 2004, respectively.
The Company recorded a $5.2 million pre-tax loss as a result of this sale, but retained an interest in the residual value of these assets through which it could recover additional amounts in the future. The Company also recorded a receivable in the amount of $20.1 million (collected in fiscal 1997) and a secured note in the amount of $7.5 million in connection with the sale.

  The Company has been reviewing its long-range site strategy and assessing the facilities necessary to meet its future needs including the potential favorable operating effect of lean manufacturing. As a result of the review during fiscal 1996, the Company recognized a $7.2 million pre-tax impairment write-down on its Arkadelphia, Arkansas facility to estimated net realizable value. Many of the Company's facilities are operating below capacity and the Company intends to continue to review its site strategy and facilities with respect to its current and projected needs.

  Net interest expense was $46.0 million in fiscal 1996 compared to $50.0 million for fiscal 1995. Interest expense declined primarily due to principal payments made in the fourth quarter of fiscal 1995 on the Company's 9.33% and 9.35% Senior Notes and the conversion of the Convertible Subordinated Notes, as discussed below.

  During fiscal 1996, the Company exchanged 4.0 million shares of the Company's common stock for $37.8 million of its 7.75% Convertible Subordinated Notes due 2004. The Convertible Subordinated Notes, of which $19.7 million remained outstanding at July 31, 1996, are convertible into shares of common stock at a conversion price of $10.35 per share and are redeemable at the Company's option, beginning in May 1998, at a price of 104.7 percent, declining to par at maturity. The shares of common stock issued in the exchanges in excess of the shares required for conversion were valued at $5.4 million, which was expensed in fiscal 1996. The value of the additional shares of common stock issued represents only a portion of the interest expense the Company would have incurred on the exchanged notes through May 1998, the first date on which the Company could force conversion by calling the notes for redemption.

  Net income from operations for fiscal 1996 was $22.3 million or $1.07 per share. Fiscal 1996 results were adversely impacted by the charge for the exchange of the convertible notes, the loss from the sale of an aircraft leasing subsidiary, and an impairment write-down which, in the aggregate, totaled $10.6 million or 51 cents per share. Fiscal 1995 income from continuing operations was $20.2 million or $1.11 per share. Fiscal 1995 net income included $3.8 million or 21 cents per share from the discontinuance of the business jet line of business and a loss associated with the prepayment of debt as described below of $1.1 million or 6 cents per share.


Discontinued Operations

  In the fourth quarter of fiscal 1994, the Company sold and commenced the transfer of its business jet line of business which was accounted for as a discontinued operation in accordance with Accounting Principles Board Opinion No. 30. The purchase agreement required the Company to manufacture and deliver certain components and transfer program engineering and tooling tasks which were substantially completed in fiscal 1995. The business jet line of business sales were approximately $22.3 million in fiscal 1995. Income from discontinued operations, net of income tax benefit, was $3.8 million or 21 cents per share for fiscal 1995. See "Notes to the Consolidated Financial Statements - Note 13."


Extraordinary Item

  In line with the objective of reducing its debt and interest expense, the Company prepaid a portion of its 9.33% and 9.35% Senior Notes during the fourth quarter of fiscal 1995. The cost associated with the early extinguishment of this debt has been reported as an extraordinary item. Loss from the extraordinary item, net of income tax benefit, was $1.1 million or 6 cents per share for fiscal 1995. See "Notes to the Consolidated Financial Statements -
Note 7."


Liquidity and Capital Resources

 The primary factors that affect the Company's liquidity are cash flow from operations and investment in new programs (which depending upon contract terms may require significant developmental expenditures and inventory buildup that may be partially offset through the participation of major subcontractors). Delivery levels under existing contracts, payment terms with customers, capital facilities expenditures, debt service, and the timing of defined benefit plan and federal income tax payments also affect the Company's liquidity and cash flow.

 Over the next several years, the Company expects to increase its investment in production inventory in connection with increased deliveries on existing contracts. Additionally, the Company continues to seek business opportunities which would require future investments. The Company believes that its financial resources will be adequate to meet its requirements during such period.

 The Company is in the process of implementing a new revolving credit agreement as a replacement to the credit agreement that expired on April 25, 1997. The Company has engaged two banks as agents and expects to have a satisfactory credit agreement in place prior to any need for funds from such agreement.

 At July 31, 1997, the Company had $43.1 million of cash, cash equivalents, and short-term investments. Cash provided by operating activities during fiscal 1997 totaled $34.7 million, compared to $7.8 million for the prior fiscal year. Contributing to the positive cash flow in fiscal 1997 was cash generated from the higher level of deliveries on mature programs, an increase in spare parts sales, and several one-time payments received for non-recurring tasks. This was partially offset by the investment in preproduction costs on the MD-95 contract. Cash provided by operations is subject to significant variation from period to period.

 Receivables were up $31.8 million to $161.3 million at July 31, 1997. This increase was primarily due to an increase in sales, customer mix, and the timing of deliveries.

 The Company's net inventories decreased to $227.2 million at July 31, 1997, from $282.8 million at July 31, 1996. As its contracts mature, the Company's inventory is declining through amortization of cost over unit deliveries. In fiscal 1997, preproduction and excess-over-average inventory declined primarily due to the loss recognized on the MD-90 contract. In addition, preproduction inventory declined on the A340 contract due to amortization of cost over unit deliveries. Preproduction inventory increased on the MD-95 contract due to design and tooling expenditures which are expected to be recovered as units are delivered. Production inventory increased due to a build up for scheduled future deliveries. Over the next several years, the Company expects to increase its investments in inventory in connection with expenditures on new contracts, increased deliveries on existing contracts, and anticipated new business opportunities.

 Cash flow used in investing activities was $5.5 million in fiscal 1997 compared to $9.9 million in the prior fiscal year. Included in cash flow from investing activities in fiscal 1997 was the collection of a note receivable of $20.1 million from the sale of an aircraft leasing subsidiary. Cash of $11.2 million was used in investing activities for the purchase of short-term investments. Capital expenditures for property, plant, and equipment totaled $17.1 million for fiscal 1997, up from $13.0 million for fiscal 1996. Capital expenditures for property, plant, and equipment are projected to approximate $20 million for fiscal 1998 and are expected to be financed by internally generated cash flow.

 The Company's total financings declined to $483.5 million at July 31, 1997, compared to $569.2 million at July 31, 1996. Total financings decreased due to $12.0 million and $8.9 million of scheduled principle payments made during the year on the Company's 9.35% Senior Notes and 9.33% Senior Notes, respectively. In line with the Company's objective of reducing debt and interest expense, the Company used existing funds to make additional voluntary prepayments of $22.4 million on its 9.35% Senior Notes and $34.3 million on its 9.33% Senior Notes. Total financings at July 31, 1997, included balance sheet debt, a $40.0 million accounts receivable sales program, and $19.1 million of equipment leases.

 The Company's $40 million accounts receivable sales program will begin to phase-out, as scheduled in October 1997, and is scheduled to be repaid in full by December 1997. If the Company obtains a substantial amount of new business, it may seek additional financing which may include a replacement receivable facility.

 The Company has been striving to improve the funding of its defined benefit pension plans. During fiscal 1997, the Company contributed 2.9 million shares of common stock valued at $48.0 million and made cash contributions of $10.3 million to its defined benefit pension plans. The plans also benefited from substantial market gains on plan assets and the use of an increased discount rate. Reflecting the increase in market interest rates, the Company increased its pension plan discount rate to 8.25 percent in fiscal 1997, up from the 7.75 percent used for the prior year's valuation. The Company also updated its mortality rate assumptions which increased the plans' accrued benefit obligation. Primarily as a result of the Company's contributions to the plan and market gains, the market value of plan assets exceeded plan benefit obligations. As a result, the Company was able to reverse the liability and deferred asset related to the underfunded position and to eliminate a related $26.4 million charge to shareholders' equity, net of the tax benefit of $17.8 million.

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

  In June 1987, the U.S. District Court of Los Angeles, in U.S. et al., vs. Stringfellow, granted partial summary judgment against the Company and 14 other defendants on the issue of liability under CERCLA, at the Stringfellow site near Riverside, California. Subsequently, the State of California was found liable and an allocation of its responsibility was made. The most recent estimate the Company has made of its liability, assuming the court order allocating substantial liability to the State of California is upheld, assuming the 1989 EPA estimate of total cleanup costs is not exceeded (although the EPA cautioned the actual costs could have a variation of 30 percent less or 50 percent higher than its estimate), and assuming tentative allocations among the Company and all other users of the site will approximate the final allocation of aggregate user liability, shows a Company expenditure ranging from $5 million to $8 million over and above sums spent to date. However, the Company's estimates further assume that the EPA selects a final remedial action of moderate technology and cost, rather than one of several more radical ones previously suggested, but apparently discarded at this point, by the EPA. Expenditures by the Company for cleanup of this site during fiscal 1997 were approximately $0.4 million and are expected to be approximately the same during fiscal 1998. From inception to July 31, 1997, the Company has expended approximately $4.1 million on cleanup costs for this site. Applicable law provides for continuing liability for future remedial work beyond existing agreements and consent decrees. The Company has reached settlement agreements with its primary comprehensive general liability insurers and has retained the right to file future claims against its excess carriers. The Company recorded the proceeds from such settlements received from its carriers as reserves. The Company has not recorded any other amounts with respect to its rights against its insurers.

  The Company is also involved in several other proceedings and investigations related to waste disposal sites and other environmental matters. It is difficult to estimate the ultimate level of environmental expenditures for these various other environmental matters due to a number of uncertainties at this early stage, including the complexity of the related laws and their interpretation, alternative cleanup technologies and methods, insurance, and other recoveries, and in some cases the extent or uncertainty of the Company's involvement. Included is the Casmalia waste disposal site wherein, estimated cleanup costs approximate $70 million, and the Company's share (based on estimated, respective volumes of discharges into such sites by all generators, all of which cannot now be known with certainty) could approximate $2.0 million. The Company does not yet know about the ability of all of the other waste generators using the Casmalia site to fund their allocable share, and the Company could be found jointly and severally liable with all waste generators using such site. The Company has made claims against its insurance carriers for certain of these items, and has received claims acknowledgment letters reserving the rights of such carriers. The insurers have alleged or may allege various defenses to coverage, although no litigation has been commenced.

  During the year ended July 31, 1997, the Company expended, for the environmental items described above and also for other environmental matters (including environmental protection activities in the normal operation of its plants), a total of approximately $7.0 million. These expenditures covered various environmental elements, including hazardous waste treatment and disposal costs, environmental permits, environmental consultants, fines or donations (which were not material, either individually or in the aggregate), and environmental remediation (including Stringfellow), no significant part of which was capitalized. Assuming the usage of all of these various environmental elements remains substantially the same for fiscal 1998 as in fiscal 1997, which the Company anticipates costs for these elements in fiscal 1998 should be comparable to the current rate of expenditure for fiscal 1997.

  Based upon presently available information, the Company believes it has sufficient reserves and that aggregate costs in relation to all environmental matters of the Company will not have a material adverse effect on the Company's financial condition, liquidity, results of operations, or capital expenditures.


Income Taxes

  At July 31, 1997, the Company's net deferred tax asset was $130.4 million, consisting of $112.4 million for federal tax purposes and $18.0 million for state tax purposes. The ultimate realization of the Company's deferred tax asset is dependent upon the generation of sufficient future taxable income during the available federal and state net operating loss ("NOL") carryforward periods. Management expects that the Company will report a sufficient level of taxable income prior to the expiration of the NOLs to realize the deferred tax asset recorded as of July 31, 1997.

  The Company's long-term contracts and programs provide the Company opportunities to generate future taxable income necessary to realize the deferred tax asset recorded. During the rapid growth cycle in the late 1980s and early 1990s, the Company made significant investments in new facilities and in new programs. As programs mature, the Company expects to utilize its investments, resources, and experience to reduce the cost of production. In addition, direct sales of spare parts to the airlines are expected to increase as a program matures. Generally, the Company earns a higher margin on the direct sales of spare parts to the airlines. Based on tax rates in effect on July 31, 1997, the Company must generate approximately $340 million of future taxable income (net of $119 million of taxable income that the Company will report as a result of the automatic reversal of existing taxable temporary differences between asset and liability values for financial reporting and income tax purposes) prior to the expiration of the Company's NOLs in 2004 through 2012 for full realization of the net deferred tax asset.

  The availability of the Company's NOLs may be limited under the Tax Reform Act of 1986 as a result of significant changes that could occur in the ownership of the Company's stock in the future. Management has considered this factor in reaching its conclusion that it is "more likely than not" that future taxable income will be sufficient to realize fully the deferred tax asset reflected on the balance sheet.

  Late in fiscal 1996, the Company received a Revenue Agent's Report ("RAR") from the Internal Revenue Service in connection with the audit of the Company's federal income tax returns for fiscal years 1986 through 1989. In the RAR, the agent challenged the timing of various deductible items, some of which are significant. The Company is contesting substantially all the proposed adjustments and believes it will prevail on all material items. The Company anticipates that any adjustment made to its reported taxable income for the years under audit will increase the amount of the net operating loss available for carryback purposes and therefore the audit adjustments will not have a material adverse impact on the financial position of the Company.


CONSOLIDATED BALANCE SHEETS
(in thousands)
                                                                    July 31,
--------------------------------------------------------------------------------
                                                               1997         1996
--------------------------------------------------------------------------------
                                                                       (restated)
Assets

Cash and cash equivalents                                  $ 31,881     $ 88,403
Short-term investments                                       11,190            -
Accounts receivable                                         161,275      129,523
Inventories:
 Work-in-process                                            264,356      323,715
 Raw materials, purchased parts, and supplies                22,909       26,220
 Less customers' progress payments and advances             (60,066)     (67,165)
--------------------------------------------------------------------------------
 Inventories - net                                          227,199      282,770
Deferred tax asset                                           45,998            -
Prepaid expenses and other current assets                    12,315       14,587
--------------------------------------------------------------------------------
  Total Current Assets                                      489,858      515,283

Property, Plant, and Equipment - Net                        188,764      196,052
Deferred Tax Asset                                           84,358      156,863
Prepaid Pension Costs                                        84,386            -
Other Assets                                                 36,612       64,742
--------------------------------------------------------------------------------
                                                           $883,978     $932,940
================================================================================
Liabilities and Shareholders' Equity

Trade accounts and other payables                          $138,342     $125,974
Salaries, wages, and benefits                                38,197       44,094
Deferred tax liability                                            -       16,213
Short-term debt and current portion of long-term debt        12,928       25,962
--------------------------------------------------------------------------------
   Total Current Liabilities                                189,467      212,243

Long-Term Debt                                              411,467      481,481
Pension and Post-Retirement Obligations - Long-term          20,449       46,096
Other Obligations                                            16,315       17,503
Commitments and Contingencies (Note 8)

Shareholders' Equity:
 Preferred stock, $1 par value per share,
  10 million shares authorized, none issued                       -            -
 Common stock, $1 par value per share,
  authorized 50,000,000 shares; issued and
  outstanding 25,329,725 and 22,329,793 shares,
  respectively                                               25,330       22,330
 Additional paid-in capital                                 189,910      142,656
 Retained earnings                                           31,040       37,062
 Minimum pension liability adjustment                             -      (26,431)
--------------------------------------------------------------------------------
Total Shareholders' Equity                                  246,280      175,617
--------------------------------------------------------------------------------
                                                           $883,978     $932,940
================================================================================

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except for per share data)
                                                                          Year ended July 31,
-------------------------------------------------------------------------------------------------------
                                                                     1997         1996           1995
-------------------------------------------------------------------------------------------------------
                                                                               (restated)     (restated)
Sales                                                              $944,357     $770,814       $805,000
Costs and Expenses                                                  797,691      642,614        694,576
Charge for MD-90 Contract (Note 12)                                  84,541            -              -
Loss on Sale of Aircraft Leasing Subsidiary and
  Impairment Write-down (Note 12)                                         -       12,395              -
General and Administrative Expenses                                  27,704       27,233         26,198
-------------------------------------------------------------------------------------------------------
Operating Income                                                     34,421       88,572         84,226
Interest Income                                                       4,509        2,735          4,015
Interest Expense                                                     44,562       48,702         54,001
Charge for Exchange of Convertible Notes (Note 7)                         -        5,350              -
-------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations
Before Taxes (Benefit) on Income                                     (5,632)      37,255         34,240
Taxes (Benefit) on Income                                            (2,264)      14,977         14,029
-------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations                             (3,368)      22,278         20,211
Income from Discontinued Operations -
  Net of Taxes (Note 13)                                                  -            -          3,879
-------------------------------------------------------------------------------------------------------
Income (Loss) before Extraordinary Item                              (3,368)      22,278         24,090
Loss from Extraordinary Item - Net of Taxes (Note 7)                 (2,654)           -         (1,146)
-------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                  $ (6,022)    $ 22,278       $ 22,944
=======================================================================================================
Primary Earnings (Loss) Per Average Share
  of Common Stock from:
    Continuing Operations                                          $  (0.13)    $   1.07       $   1.11
    Discontinued Operations                                               -            -           0.21
    Extraordinary Item                                                (0.11)           -          (0.06)
-------------------------------------------------------------------------------------------------------
Net Primary Earnings (Loss) Per Average Share                      $  (0.24)    $   1.07       $   1.26
=======================================================================================================
Fully Diluted Earnings (Loss) Per Average Share
  of Common Stock from:
    Continuing Operations                                          $  (0.13)    $   1.05       $   0.95
    Discontinued Operations                                               -            -           0.16
    Extraordinary Item                                                (0.11)           -          (0.05)
-------------------------------------------------------------------------------------------------------
Net Fully Diluted Earnings (Loss) Per Average Share                $  (0.24)    $   1.05       $   1.06
=======================================================================================================

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                           Common Stock    Additional               Minimum Pension
                                                                            Par Value       Paid-In     Retained       Liability
                                                                           $1 per Share     Capital     Earnings       Adjustment
------------------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1994 as previously reported                                 $18,042      $102,598   $ 82,168           $(55,899)

  Change in accounting (Note 2)                                                       -             -    (90,328)                 -
-----------------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1994 (restated)                                              18,042       102,598     (8,160)           (55,899)


  Stock plans activity                                                               26           289          -                  -
  Net Income                                                                          -             -     22,944                  -
  Minimum pension liability adjustment (Note 9)                                       -             -          -             17,481
-----------------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1995 (restated)                                              18,068       102,887     14,784            (38,418)


  Stock plans activity                                                              253         1,472          -                  -
  Conversion of 7.75% Convertible Subordinated Notes                              4,009        38,297          -                  -
  Net Income                                                                          -             -     22,278                  -
  Minimum pension liability adjustment (Note 9)                                       -             -          -             11,987
-----------------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1996 (restated)                                              22,330       142,656     37,062            (26,431)


  Stock plans activity                                                              133         2,621          -                  -
  Pension retirement contribution                                                 2,867        44,633          -                  -
  Net Loss                                                                            -             -     (6,022)                 -
  Minimum pension liability adjustment (Note 9)                                       -             -          -             26,431
-----------------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1997                                                        $25,330      $189,910   $ 31,040           $      -
====================================================================================================================================


The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents (in thousands)
                                                                                                            Year ended July 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   1997         1996         1995
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             (restated)   (restated)

Operating Activities:
 Net income (loss)                                                                               $ (6,022)    $ 22,278     $ 22,944
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
     Depreciation and amortization                                                                 21,751       21,442       22,148
     Loss on sale of subsidiary and impairment write-down                                               -       12,395            -
     Charge for exchange of 7.75% Convertible Notes                                                     -        5,350            -
 Changes due to (increase) decrease in operating assets:
  Accounts receivable                                                                             (51,894)     (50,729)      29,059
  Inventories - net                                                                                55,571      (23,949)     (41,631)

  Prepaid expenses and other assets                                                                 3,241          (28)       5,291
 Changes due to increase (decrease) in operating liabilities:
  Trade accounts, salaries and wages, and other payables                                           16,252       13,186      (10,206)

  Pension and post-retirement obligations                                                             993       (8,544)     (26,642)

  Deferred taxes                                                                                   (4,732)      14,541       16,211
 Other                                                                                               (426)       1,895       10,373
-----------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                                        34,734        7,837       27,547
-----------------------------------------------------------------------------------------------------------------------------------
Investing Activities:
 Proceeds from sale of aircraft leasing subsidiary                                                 20,142            -            -
 Purchase of property, plant, and equipment                                                       (17,124)     (13,029)      (8,135)

 Sale (purchase) of short-term investments                                                        (11,190)           -       17,568
 Proceeds from sale of assets                                                                       2,480        2,905            -
 Repurchase of sale-leaseback transactions                                                              -            -      (21,782)

 Net advances on discontinued operations                                                                -            -       (5,045)

 Other                                                                                                148          269        1,280
-----------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                                            (5,544)      (9,855)     (16,114)
-----------------------------------------------------------------------------------------------------------------------------------
Financing Activities:
 Annual principal payment of 9.33% and 9.35% Senior Notes                                         (20,875)     (12,025)     (12,500)

 Net prepayment of 9.33% and 9.35% Senior Notes                                                   (59,324)           -      (22,481)

 Net short-term borrowings                                                                         (3,615)       3,615            -
 Repayment of other long-term borrowings                                                             (858)      (1,678)      (2,323)

 Reduction in sales of receivable sales program                                                         -            -      (20,000)

 Cash collateral for receivable sales program                                                           -       13,500       13,003
 Long-term borrowings                                                                                   -        1,106            -
 Other                                                                                             (1,040)       1,319        1,456
-----------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                                             (85,712)       5,837      (42,845)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                                  (56,522)       3,819      (31,412)
Cash and Cash Equivalents, Beginning of Year                                                       88,403       84,584      115,996
-----------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                                                           $ 31,881     $ 88,403     $84,584
===================================================================================================================================
Supplemental Cash Flow Information:
 Cash Paid (Received) During the Year for:
  Interest, net of amount capitalized                                                            $ 44,821     $ 48,436     $ 52,010
  Income taxes                                                                                        565          367       (1,958)
 Non-Cash Investing and Financing Activities
  Aircraft leasing subsidiary sold for notes receivable (Note 12)                                       -       27,594            -
  Exchange of 7.75% Convertible Notes                                                                   -      (37,780)           -
  Change in equity due to exchange of 7.75% Convertible Notes                                           -       43,130            -
  Stock contributions to pension plans                                                             48,000            -            -
====================================================================================================================================

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

b.  Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. On an ongoing basis, predicated upon information then available, management reviews and updates its estimates to reflect changes in facts and circumstances including those related to inventories and contracts along with litigation, taxes, environmental, pensions, and other matters.

c.  Sales and operating income

  The Company's sales are primarily under fixed-priced contracts, many of which contain escalation clauses, requiring delivery of products over several years and frequently provide the buyer with option pricing on follow-on orders. Sales and profits on each contract are recognized primarily in accordance with the percentage-of-completion method of accounting, using the units-of-delivery method.

  As discussed in Note 2, following the change in accounting made in the fourth quarter of fiscal 1997, the Company follows the guidelines of Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (the contract method of accounting) for commercial and governmental contracts, except that the Company's contract accounting policies differ from the recommendations of SOP 81-1 in that revisions of estimated profits on contracts are included in earnings by the Company under the reallocation method rather than the cumulative catch-up method.

  Profit is estimated based on the difference between total estimated revenue and total estimated cost of a contract excluding that reported in prior periods and is recognized evenly in the current and future periods as a uniform percentage of sales value on all remaining units to be delivered. Current revenue does not anticipate higher or lower future prices, but includes units delivered at actual sales prices. A constant contract margin is achieved by deferring or accelerating a portion of the average unit cost on each unit delivered. Cost includes the estimated cost of the preproduction effort (primarily tooling and design), plus the estimated cost of manufacturing a specified number of production units. The specified number of production units used to establish the profit margin is predicated upon contractual terms adjusted for market forecasts and does not exceed the lesser of those quantities assumed in original contract pricing or those quantities which the Company now expects to deliver in the periods assumed in the original contract pricing. Option quantities are combined with prior orders when follow-on orders are released. Any anticipated losses on contracts and overruns of preproduction costs are charged to earnings when identified.

  The contract method of accounting involves the use of various estimating techniques to project costs at completion and includes estimates of recoveries asserted against the customer for changes in specifications. These estimates involve various assumptions and projections relative to the outcome of future events including the quantity and timing of product deliveries. Also included are assumptions relative to future labor performance and rates, and projections relative to material and overhead costs. These assumptions involve various levels of expected performance improvements. The Company reevaluates its contract estimates periodically and reflects changes in estimates in the current and future periods.

  Included in sales are amounts arising from contract terms that provide for invoicing a portion of the contract price at a date after delivery. Also included are: negotiated values for units delivered; and anticipated price adjustments for contract changes, claims, escalation, and estimated earnings in excess of billing provisions resulting from the percentage-of-completion method of accounting. Certain contract costs are estimated based on the learning curve concept discussed in Note 1d.

d.  Inventories

  Inventories of raw materials, purchased parts, and supplies are stated at the lower of average cost or estimated realizable value. Inventoried costs on long-term contracts include certain preproduction costs, consisting primarily of tooling and design costs, and production costs, including applicable overhead. As the production costs for early units are charged to work-in-process inventory at an actual unit cost in excess of the estimated average cost for all units projected to be delivered over the entire contract, a segment of inventory described as the excess of production costs over estimated average unit cost (and referred to as excess-over-average inventory) is created. Generally, excess-over-average inventory, which may include production (but not preproduction) cost overruns, builds during the early years of the contract when the efficiencies resulting from learning are not yet fully realized and declines as the contract matures. Under the learning curve concept, an estimated decrease in unit labor hours is assumed as tasks and production techniques become more efficient through repetition of the same manufacturing operation and through management action such as simplifying product design, improving tooling, purchasing new capital equipment, improving manufacturing techniques, etc.

  Inventoried costs are reduced by the estimated average cost of deliveries computed as a uniform percentage of sales value.

  In the event that work-in-process inventory plus estimated costs to complete a specific contract exceeds the anticipated remaining sales value of such contract, such excess is charged to current earnings, thus reducing inventory to estimated realizable value.

  In accordance with industry practice, costs in inventory include amounts relating to contracts with long production cycles, some of which is not expected to be realized within one year.

e.  Property, plant, and equipment

  Property, plant, and equipment is recorded at cost or, in the case of assets under capital leases, the lower of the present value of minimum lease payments or fair market value. Depreciation and amortization is computed by the straight-line method over the estimated useful lives of the various classes of assets or, in the case of capitalized leased assets, over the lease term if shorter.

  The Company periodically assesses its ability to recover the carrying value of its long-lived assets. If management concludes that the carrying value will not be recovered, an impairment write-down is recorded to reduce the asset to its estimated fair value (see Note 12).

f.  Pension

  Pension costs include current costs plus the amortization of transition assets over periods up to 14 years. The Company funds pension costs in accordance with plan and legal requirements.

g.  Research and development, general and administrative expenses

  Research and development costs incurred for the development of proprietary products (which have not been material to operations during the periods presented) and general and administrative expenses are charged to operating income as incurred. Design efforts performed under contract generally consist of the adaptation of an existing capability to a particular customer need and are accounted for as an element of contract costs.

h.  Income taxes

  Deferred tax assets and liabilities are recognized based upon temporary differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates (see Note 6).

i.  Net income per average share of common stock

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

j.  Cash equivalents

  For purpose of the statement of cash flows, the Company considers all investments and highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents. Cash equivalents are stated at cost which approximates market.

k.  Short-term investments

  Short-term investments are highly liquid investments with a maturity of 91 days to one year and generally issued by the U.S. Treasury, federal agencies, municipalities, banks, and major corporations. Short-term investments are stated at cost which approximates market.

l.  Industry segments

  The Company considers itself to operate in one industry segment.

m.  New accounting standards

  Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. Corporations are permitted, and the Company continues, to apply Accounting Principles Board (APB) Opinion No. 25 with the required disclosure for the pro forma effect on net income and earnings per share (see
Note 11).

  In February 1997, the Financial Accounting Standard Board issued SFAS No. 128 "Earnings per Share." This statement specifies the computation, presentation, and disclosure requirements for earnings per share for entities with publicly held common stock. SFAS No. 128 is not in effect for the Company in fiscal 1997, but will be in effect for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company does not expect the adoption of SFAS No. 128 to have a material effect on its net income per share.

Note 2 - Change in Accounting

  In the fourth quarter of fiscal 1997, the Company changed its accounting principle related to long-term programs and contracts and restated its historical results to reflect the application of the new principle. The change eliminated the use of program accounting so that all current and future programs will be accounted for under the contract method of accounting as described in
Note 1. Prior to the change, approximately half of the Company's revenues were accounted for under the program method of accounting and approximately half were accounted for under the contract method of accounting. Under contract accounting, the Company accounts for the direct sale of spare parts to airlines separately from the sale of production units. Previously, on programs that were accounted for under the program method of accounting, the Company combined the estimated costs and revenues associated with a program's production units and spare parts into a single profit center.

  While the Company's previous method of accounting was in accordance with generally accepted accounting principles, the Company believes that the new principle is preferable. By accounting for spare parts sales separately from long-term production contracts, the amount of deferred costs included in inventory has been reduced. The change will also decrease the significance of the projections used in calculating the Company's financial results by eliminating the need to project spare parts sales into the future. In addition, under the changed principle, the Company's financial results will more clearly reflect its current operating activities and cash flow. The Company also believes that the change in accounting principle will enhance internal accountability.

  The effect of this change in accounting for the periods through July 31, 1996, was a charge of $59.6 million, net of income tax benefits of $40.0 million. In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," prior year financial statements have been restated to reflect this change on a retroactive basis. The effect of the change on fiscal 1997 results was to increase operating income by $15.1 million (composed of $25.5 million of additional operating income less $10.4 million of additional loss on the MD-90 contract, in each case arising from the change in accounting). The effect of the change in accounting on fiscal 1997 net income was to increase net income by $9.0 million, or 35 cents per share (composed of $15.3 million, or 60 cents per share, of additional net income less $6.3 million, or 25 cents per share, arising from the additional loss on the MD-90 program). The total impact on fiscal 1996 and fiscal 1995 was to increase net income by $19.1 million (92 cents per share) and $11.7 million (64 cents per share), respectively.

Note 3 - Accounts Receivable

  Accounts receivable, which relate primarily to long-term contracts, consist of the following (in thousands):

                                                               July 31,
--------------------------------------------------------------------------------
                                                            1997       1996
--------------------------------------------------------------------------------

  Amount billed                                           $143,710   $ 80,661
  Receivable for sale of aircraft leasing subsidiary
    (see Note 12)                                                -     20,142
  Recoverable costs and accrued profit on
    units delivered but not billed                           6,090      6,504
  Recoverable costs and accrued profit on
    progress completed but not billed                           30      8,276
  Unrecovered costs and estimated profit
    subject to future negotiations                          11,445     13,940
--------------------------------------------------------------------------------
                                                          $161,275   $129,523
================================================================================

  "Recoverable costs and accrued profit on units delivered but not billed" represent revenue recognized on contracts for amounts not billable to customers at the balance sheet date. This amount principally represents delayed payment terms along with escalation and repricing predicated upon deliveries and final payment after acceptance. Of these recoverable costs, $0.4 million is expected to be billed and collected in the normal course of business beyond one year.

  "Recoverable costs and accrued profit on progress completed but not billed" represent revenue recognized on contracts based on the percentage-of-completion method of accounting and is anticipated to be billed and collected in accordance with contract terms.

  "Unrecovered costs and estimated profit subject to future negotiations" consist of contract tasks completed for which a final price has not been negotiated with the customer. Amounts in excess of agreed upon contract prices are recognized when it is probable that the claim will result in additional contract revenue and the amounts can be reliably estimated. Included in this amount at July 31, 1997, are estimated recoveries on constructive change claims related to government imposed redefined acceptance criteria on the Grumman F-14 contract, which may not be collected within one year. Management believes that amounts reflected in the financial statements are reasonable estimates of the ultimate settlements.

  The Company has a $40 million accounts receivable sales program under which it sells qualified receivables through a subsidiary to a trust on an ongoing basis. The investors' interests in the trust, net of the cash collateral discussed below, are reported as a reduction to accounts receivable. The Company's subsidiary holds the remaining interest in the trust which fluctuates in value depending upon the amount of receivables owned by the trust from time to time. The cost associated with the sale of receivables under the current facility is 7.57 percent per year. These costs, which have been reflected as a reduction in sales values, were $3.0 million, $3.0 million, and $3.6 million in fiscal 1997, 1996, and 1995, respectively. The Company's accounts receivable sales program begins to phase out as scheduled in October 1997 and is scheduled to be repaid in full by December 1997. If the Company obtains a substantial amount of new business, it may seek additional financing which may include a replacement receivable facility.

Sales

  The Company's sales to major customers including related program spares, expressed as a percentage of total sales, during the following periods are summarized as follows:

                                                         Year ended July 31,
--------------------------------------------------------------------------------
                                                   1997        1996         1995
--------------------------------------------------------------------------------
          International Aero Engines                23%         22%          14%
          CFM International                         17          12           11
          The Boeing Company                        15          19           17
          Airbus Industrie                           9           6            6
          Rolls-Royce                                8           7           13
          Pratt & Whitney                            7           8           10
          General Electric                           6           7            7
          McDonnell Douglas*                         6           7            8
          United Technology                          1           1            4
          Lockheed                                   0           3            5
          Other                                      8           8            5
================================================================================

     *In August 1997, McDonnell Douglas Corporation was acquired by The Boeing
      Company.


  Total sales to the U.S. Government (including direct sales and indirect sales through some of the prime contractors shown above) accounted for 3 percent, 8 percent, and 12 percent of sales from continuing operations in the years ended July 31, 1997, 1996, and 1995, respectively.

  Commercial products sold by the Company to jet engine manufacturers are ultimately installed on aircraft produced by the major commercial airframe manufacturers, Airbus Industrie, Boeing, and McDonnell Douglas. Sales to foreign customers accounted for 42 percent, 39 percent, and 38 percent of total sales for fiscal 1997, 1996, and 1995, respectively. Of the total sales, 37 percent, 31 percent, and 33 percent, were ultimately delivered to customers in Europe for fiscal 1997, 1996, and 1995, respectively.

Note 4 - Inventories

  Work-in-process inventories as of July 31, 1997, with a detail break-out of contracts which have significant deferred costs, are summarized as follows (in thousands, except quantities which are number of aircraft):


                             Aircraft Order Status (1)                Company Order Status               Work-in-Process Inventory
                          -------------------------------   -------------------------------------------  -------------------------
                                                                                       (3)        (5)
                          Delivered                            (2)                    Firm      Fiscal
                             to       Unfilled   Unfilled   Contract                Unfilled     Year                    Pre-
Contract                  Airlines      Orders    Options   Quantity     Delivered   Orders    Complete  Production   Production
---------------------------------------------------------------------------------------------------------------------------------
A340 (4)                    115          69         75        267           124        44       2003      $ 15,760     $  6,390

PW4000 for the
  A300/A310 and
  MD-11 (4)                 275          19         31        319           288        18       2003        24,490       12,945

GE90 (4)                     20          74         24         55            31        24       1998         2,106       10,450

737-700                       -         627      1,028        TBD(6)         11       239        TBD(6)      5,755        4,990

MD-95                         -          50         50        TBD(6)          -         5        TBD(6)      3,828       51,723

Others                                                                                                      91,048          439
---------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1997                                                                                  $142,987     $ 86,937
=================================================================================================================================
Balance at July 31, 1996                                                                                  $114,349     $151,540
=================================================================================================================================

                            Work-in-Process Inventory
                           --------------------------
                                Excess-
Contract                     Over-Average      Total
-------------------------------------------------------
A340 (4)                       $     -        $ 22,150

PW4000 for the
  A300/A310 and
  MD-11 (4)                     30,682          68,117

GE90 (4)                             -          12,556

737-700                          2,273          13,018

MD-95                                -          55,551

Others                           1,477          92,964
------------------------------------------------------
Balance at July 31, 1997       $34,432        $264,356
======================================================
Balance at July 31, 1996       $57,826        $323,715
======================================================

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

(4) Contract quantity represents the lesser of those quantities assumed in original contract pricing or those quantities which the Company now expects to deliver in the periods assumed in original contract pricing.

(5) The year presented represents the fiscal year in which the final production units included in the contract quantity will be delivered. The contract may continue in effect beyond this date.

(6) "To Be Determined" - New contracts on which the amortization quantity is yet to be determined.

  Contractual terms on certain contracts provide varying levels of recovery commitments often over a specified number of deliveries for specified amounts of costs (primarily tooling and design). The number of deliveries over which production costs are to be amortized is predicated upon initial pricing agreements and does not exceed the Company's overall assessment of the market for that program. Certain contracts also provide for the repricing of units in the event that less than a specified quantity is sold, which allows for recovery of additional excess-over-average inventory in such circumstances. The Company, in turn, has provided certain subcontractors with similar recovery commitments and repricing provisions on certain contracts. The PW4000 contract was revised in 1993 and provides that if Pratt & Whitney accepts delivery of less than 500
units between 1993 through 2003 an "equitable" adjustment will be made.   Recent
market projections on the PW4000 contract indicate that less than 500 units will be delivered. The Company has submitted a "request for equitable adjustment" to the customer and believes it will achieve a recovery such that there will be no material adverse effect on the financial position of the Company.

  The excess of deferred contract costs over the total costs allocated to units in process and delivered (less recoveries from customers due to repricing provisions) that would not be recovered based on existing firm orders as of July 31, 1997, is $2.3 million on the 737-700 contract. The MD-95 contract which is currently in development has preproduction inventory of $51.7 million. If the contract is cancelled prior to FAA certification, the Company expects substantial recovery of these costs. If the aircraft is certified and actively marketed, the Company estimates that it would require orders for approximately 300 aircraft to fully recover its costs. To date, McDonnell Douglas has received orders for 50 firm and 50 options from ValuJet . The Company has firm orders for five aircraft.

  Excess-over-average inventory represents the costs of in-process and delivered units less, for each such unit, the current estimated average cost of the units in the contract. Recovery of these inventoried costs assumes certain production efficiencies and the sale of the contract quantity used in estimating the profit margin. If these contract assumptions are not attained, such will be reflected as a change in estimate and impact future operating margins.

  To the extent that a forward loss is encountered on a contract, the amount of such loss is offset against the inventory of such contract, (until such inventory has been depleted). The loss is offset first against excess-over-average inventory, followed by preproduction inventory, then production inventory.

  The Company has used forward contracts, on a limited basis, to manage its exchange risk on a portion of its purchase commitments from vendors of aircraft components denominated in foreign currencies and to manage its exchange risk for sums paid to its French subsidiary for services. The extent to which the Company utilizes forward contracts varies and depends upon management's evaluation of current and projected foreign currency exchange rates, but the Company does not acquire forward contracts in excess of its current hedging requirements. At July 31, 1997, the Company had $16.5 million of foreign exchange contracts outstanding to purchase foreign currencies. There were no significant deferred gains or losses associated with these foreign exchange contracts.

Note 5 - Property, Plant, and Equipment

  Property, plant, and equipment consist of the following (in thousands):

                                                                 July 31,
--------------------------------------------------------------------------------
                                                            1997         1996
--------------------------------------------------------------------------------
     Land                                                $  24,348    $  24,660
     Buildings                                             194,996      195,153
     Machinery and equipment                               294,375      287,035
     Construction in progress                               11,583       12,183
--------------------------------------------------------------------------------
                                                           525,302      519,031
     Less accumulated depreciation and amortization       (336,538)    (322,979)
--------------------------------------------------------------------------------
     Property, plant, and equipment - net                $ 188,764    $ 196,052
================================================================================

  Included in the above categories are assets recorded under capitalized leases with original costs totaling $50.6 million at July 31, 1997, and 1996.


Note 6 - Taxes (Benefit) on Income

  Taxes (benefit) on income is comprised of the following (in thousands):

                                           July 31,
-------------------------------------------------------------------
                                1997         1996         1995
-------------------------------------------------------------------
                                          (restated)   (restated)
Currently Payable:
    Federal income taxes       $ 1,080      $    80      $   900
    Foreign income taxes          (290)         350          (90)
    State income taxes             440          130          240

Deferred:
    Federal income taxes        (1,754)      12,239        9,169
    State income taxes          (1,740)       2,178        3,810
-------------------------------------------------------------------
                               $(2,264)     $14,977      $14,029
===================================================================

          The difference between the tax (benefit) on income computed at the federal statutory rate and the actual tax (benefit) on income is as follows (in thousands):

                                                          July 31,
--------------------------------------------------------------------------------
                                              1997         1996          1995
--------------------------------------------------------------------------------
                                                        (restated)    (restated)
Taxes computed at the federal
 statutory tax rate                          $(1,971)    $13,039        $11,984
Increase (decrease) resulting from:
  State income taxes, net of federal
   tax benefit                                  (293)      1,937          1,780
  Tax-exempt income from Foreign Sales
   Corporation                                  (152)       (152)          (395)
  Non-deductible items                           402       1,453            922
  Corporate-owned life insurance                (387)       (433)          (236)
  Sale of investment leases                        -      (1,048)             -
  Other                                          137          181           (26)
--------------------------------------------------------------------------------
                                             $(2,264)     $14,977        $14,029
================================================================================

  Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss and tax credit carryforwards.

  The components of the Company's deferred tax asset (liability) which reflect the tax effects of the Company's temporary differences, tax credit carryforwards, and net operating loss carryforwards (NOLs) are listed below (in thousands):

                                                             July 31,
--------------------------------------------------------------------------------
                                                        1997         1996
--------------------------------------------------------------------------------
                                                                  (restated)
  Current:

    Inventories                                       $ 48,750     $ 15,186
    Employee benefits                                    3,100        3,597
    State taxes                                         (5,852)      (7,180)
    Sale of investment leases                                -      (27,816)

--------------------------------------------------------------------------------
  Net deferred tax asset (liabilities) - current      $ 45,998     $(16,213)
================================================================================
  Long-term:

    Depreciation                                      $    761     $  9,332
    Deferred gain on sale/leaseback                      7,502        7,876
    Minimum pension liability adjustment                     -       17,767
    Net operating loss carryforward                     91,415      120,485
    Tax credit carryforward                              9,549        8,432
    Investment in leases                                (3,151)      (3,525)
    Other - net                                        (21,718)      (3,504)
--------------------------------------------------------------------------------
  Net deferred tax asset - long-term                  $ 84,358     $156,863
================================================================================

  The Company has federal NOLs totaling approximately $233 million at July 31, 1997, which expire in the years 2004 through 2012, and tax credit carryforwards totaling $9.5 million which expire in the years 2003 through 2013.

  When tax effected at the rates in effect July 31, 1997, the net deductible temporary differences, tax credit carryforwards, and NOLs result in a deferred tax asset of $130.4 million, consisting of $112.4 million for federal tax purposes and $18.0 million for state tax purposes. Based on rates in effect July 31, 1997, approximately $340 million of future taxable income is required prior to expiration of the Company's NOLs and credits for full realization of the deferred tax asset. The Company believes that its future taxable income will be sufficient for full realization of the deferred tax asset.

  Late in fiscal 1996, the Company received a Revenue Agent's Report ("RAR") from the Internal Revenue Service in connection with the audit of the Company's federal income tax returns for fiscal years 1986 through 1989. In the RAR, the agent challenged the timing of various deductible items, some of which are significant. The Company is contesting substantially all the proposed adjustments and believes it will prevail on all material items. The Company anticipates that any adjustment made to its reported taxable income for the years under audit will increase the amount of the net operating loss available for carryback purposes and therefore the audit adjustments will not have a material adverse impact on the financial position of the Company.

Note 7 - Indebtedness

  The maturity schedule of the Company's debt is summarized as follows (in thousands):

                                                                                                             Total at
                                                     Fiscal Year Ended July 31,                               July 31,
-------------------------------------------------------------------------------------------------------------------------------
                                     1998       1999       2000       2001       2002     Thereafter      1997        1996
-------------------------------------------------------------------------------------------------------------------------------
 11.625% Senior Notes                                                                        $100,000    $100,000    $100,000
  9.35% Senior Notes               $ 2,287    $ 2,287    $   695                                           5,269      39,732
  9.33% Senior Notes                 1,713      1,713      1,713    $ 1,713    $ 1,372                     8,224      51,343
  Other Debt                           417        236        241        196        202        17,318      18,610      21,935
-------------------------------------------------------------------------------------------------------------------------------
                                     4,417      4,236      2,649      1,909      1,574       117,318     132,103     213,010

Capital Leases                       1,611      1,522      1,433      1,344      1,256         2,989      10,155      13,502
Less Imputed Interest                 (600)      (518)      (436)      (356)      (276)         (372)     (2,558)     (3,789)
-------------------------------------------------------------------------------------------------------------------------------
                                     1,011      1,004        997        988        980         2,617       7,597       9,713

Subordinated Debt:
 7.75% Convertible Notes                                                                      19,695      19,695      19,720
 9.25% Debentures                    7,500      7,500      7,500      7,500      7,500       112,500     150,000     150,000
 7.00% Convertible Debentures                   5,750      5,750      5,750      5,750        92,000     115,000     115,000
-------------------------------------------------------------------------------------------------------------------------------
                                     7,500     13,250     13,250     13,250     13,250       224,195     284,695     284,720
-------------------------------------------------------------------------------------------------------------------------------
Total Indebtedness                 $12,928    $18,490    $16,896    $16,147    $15,804      $344,130    $424,395    $507,443
-------------------------------------------------------------------------------------------------------------------------------
Less Current Portion                                                                                     (12,928)    (25,962)
-------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                                          $411,467    $481,481
===============================================================================================================================

  The fair value of the Company's total indebtedness as of July 31, 1997, is estimated to be $445.2 million compared to the carrying value of $424.4 million reflected in the table above. This fair value was derived using quoted market prices on publicly traded debt and estimated market value of the privately held debt.

  The Company's total financings were $483.5 million and $569.2 million at July 31, 1997, and 1996, respectively. The Company's total financings at July 31, 1997, included: indebtedness, shown in the table above; the accounts receivable sales program in the amount of $40.0 million, which is reported as a reduction to accounts receivable (see Note 3); and two sale-leaseback transactions, accounted for as operating leases, totaling $19.1 million.

  The Company's privately placed 9.35% Senior Notes require principal payments of approximately $2.3 million in January 1998 and 1999, and a final payment of $0.7 million in January 2000. The Company's privately placed 9.33% Senior Notes require principal payments of approximately $1.7 million in December 1997
through 2000, and a final payment of $1.4 million in December 2001.    In the
fourth quarter of fiscal 1997, the Company voluntarily prepaid $34.3 million of its 9.33% Senior Notes and $22.4 million of its 9.35% Senior Notes. The Company used existing funds to extinguish this debt. A premium and certain other expenses associated with this early extinguishment of debt were recorded as an extraordinary item. The net loss associated with this early extinguishment totaled $2.6 million or 11 cents per share, net of income tax benefit of $1.8 million. The noteholders can require the Company to purchase the remaining principal amount of the notes plus accrued interest and premium for yield adjustment in the event of certain changes in control or ownership of the Company.

  The $100 million of 11.625% Senior Notes due May 2003 are general unsecured obligations of the Company and do not have sinking fund requirements. These Senior Notes are redeemable after May 1999, at a premium price of 105.8 percent, declining annually to par at maturity. The noteholders can require the Company to purchase the principal, plus accrued interest and premium in the event of certain changes in control or ownership of the Company. The Company's 7.75% Convertible Subordinated Notes due May 2004 have no sinking fund requirements. The Convertible Subordinated Notes are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $10.35 per share, subject to adjustment under certain conditions. At the Company's option, the Convertible Subordinated Notes are redeemable after May 1998, at a premium
price of 104.7 percent, declining to par at maturity.    The Company's 9.25%
Subordinated Debentures due March 2017 are subject to mandatory annual sinking fund payments of $7.5 million beginning March 1998. The Company's 7.00% Convertible Subordinated Debentures due October 2012 are subject to mandatory annual sinking fund payments of $5.8 million beginning October 1998. These debentures are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $43.00 per share, subject to adjustment under certain conditions. The 7.00% debentures are currently redeemable at the Company's option at a premium price of 102.1 percent and the 9.25% debentures are redeemable at a premium price of 105.6 percent, both declining to par over specified time periods.

  The Company's principal financing agreements contain certain covenants and ratios, the most significant of which relate to tangible net worth, debt to equity, and income available for fixed charges. The Company was in compliance with these covenants at July 31, 1997. These financing agreements also contain other restrictions, including restrictions on new indebtedness, prepayments and redemptions of indebtedness, amendments to debt agreements, liens, dividends, lease obligations, mergers, sales of assets, investments, and capital expenditures. If the Company were to breach a covenant in any of its principal financing agreements, the lenders under such agreement could, at their option, accelerate the maturity of the debt evidenced by such agreement. In addition, any such default (or, in some cases, an acceleration after the occurrence of such a default) would cause defaults under cross-default provisions (or cross-acceleration provisions) in other Company financing agreements.

Note 8 - Commitments and Contingencies

  Minimum rental commitments under operating leases with non-cancelable terms of more than one year as of July 31, 1997, are as follows (in thousands):

------------------------------------------------------

                1998                    $ 7,900
                1999                      6,100
                2000                      4,400
                2001                      4,100
                2002                      4,000
             Thereafter                   2,300
------------------------------------------------------
                                        $28,800
======================================================

  Generally, leases have provisions for rent escalation based on inflation. Certain leases provide for options to renew with substantially similar terms (except negotiable rent increases). The total expense under all operating leases was approximately $7.2 million, $6.3 million, and $8.5 million for fiscal 1997, 1996, and 1995, respectively.

  In June 1987, the U.S. District Court of Los Angeles, in U.S. et al, vs. Stringfellow, granted partial summary judgment against the Company and 14 other defendants on the issue of liability under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). This suit alleges that the defendants are jointly and severally liable for all damage in connection with the Stringfellow hazardous waste disposal site in Riverside County, California. In June 1989, a federal jury and a special master appointed by the federal court found the State of California also liable for the cleanup costs. On November 30, 1993, the special master released his "Findings of Fact, Conclusions of Law and Reporting Recommendations of the Special Master Regarding the State Share Fact Finding Hearing." In it, he allocated liability between the State of California and other parties. As this hearing did not involve the valuation of future tasks and responsibilities, the order did not specify dollar amounts of liability. The order, phrased in percentages of liability, recommended allocating liability on the CERCLA claims as follows: 65 percent to the State of California and 10 percent to the Stringfellow entities, leaving 25 percent to the generator/counterclaimants (including the Company) and other users of the site (or a maximum of up to 28 percent depending on the allocation of any Stringfellow entity orphan share). On the state law claims, the special master recommended a 95 percent share for the State of California, and 5 percent for the Stringfellow entities, leaving 0 percent for the generator/counterclaimants. This special master's finding was substantially approved by the federal judge but that decision is subject to an appeal. The Company and the other generators of wastes disposed at the Stringfellow site, which include numerous companies with assets and equity significantly greater than the Company, are jointly and severally liable for the share of cleanup costs for which the generators, as a group, may ultimately be found to be responsible. Notwithstanding, CERCLA liability is sometimes allocated among hazardous waste generators who used a waste disposal site based on the volume of hazardous waste they disposed at the site. The Company is the second largest generator of waste by volume disposed at the site, although it and certain other generators have argued the final allocation of cleanup costs among generators should not be determined solely by volume. The largest volume generator of wastes disposed at the Stringfellow site has indicated it is significantly dependent on insurance to fund its share of any cleanup costs, and that it is in litigation with certain of its insurers.

  From inception to date, the Company has expended approximately $4.1 million on clean-up costs for this site. The Company also estimates that its future clean-up expenditures for this site are likely to range from $5 million to $8 million over and above the sums spent to date, as explained in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Analysis - Environmental Matters."

  The Company intends to continue to vigorously defend itself in the Stringfellow matter. Based upon the information currently available to it, including the fact that the Company has reached settlement agreements with its primary comprehensive general liability insurers with respect to this matter and has established reserves in connection with its expected future clean-up liabilities, the Company believes that the ultimate resolution of this matter will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

  The Company is involved as plaintiff or defendant in various other legal and regulatory actions and inquiries incident to its business, none of which are believed by management to have a material adverse effect on the financial position or results of operations of the Company.


Note 9 - Employee Benefit Plans

a.  Pension plan

  The Company has non-contributory pension plans covering substantially all of its employees. Benefits for the salaried employees' plan are based on age and years of service plus interest at specified levels. Benefits under the pension plan covering certain union employees are based on a negotiated amount per year of service. The Company has made contributions to independent trusts in excess of the minimum funding requirements of these plans under IRS regulations. The

Company also has supplemental retirement plans which are generally unfunded.

  Defined benefit plans expense consists of the following components (in thousands):

                                                     Year ended July 31,
--------------------------------------------------------------------------------
                                                1997         1996        1995
--------------------------------------------------------------------------------
Service cost                                  $  8,031    $  8,336    $  9,574
Interest cost on projected benefit obligation   40,201      38,726      36,462
Actual gain on plan assets                     (69,809)    (90,646)    (43,245)
Net amortization and deferral                   33,791      59,173      12,118
--------------------------------------------------------------------------------
  Total                                        $12,214     $15,589     $14,909
================================================================================

  The following table summarizes the funded status of these plans and the amounts recognized in the Consolidated Balance Sheets (in thousands):

                                                                  July 31,
--------------------------------------------------------------------------------
                                                             1997        1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                                   $528,905    $507,659
  Non-vested                                                 19,364      20,714
--------------------------------------------------------------------------------
Accumulated benefit obligation                              548,269     528,373
Effect of projected future salary increases                   5,777       5,545
--------------------------------------------------------------------------------
Projected benefit obligation for service rendered to date   554,046     533,918
Plan assets at fair value, primarily stocks, bonds,
  other fixed income obligations and real estate            554,135     475,343
--------------------------------------------------------------------------------
Plan assets greater (less) than projected benefit
  obligation                                                     89     (58,575)
Unrecognized net loss                                        42,601      52,937
Unrecognized net asset from initial application of SFAS
  No. 87 being recognized over plans' average remaining
  service life                                               (6,814)     (9,816)
Unrecognized prior service cost                              29,037      31,859
Additional minimum liability                                      -     (72,735)
--------------------------------------------------------------------------------
Net pension asset (liability) recognized in the
  consolidated balance sheets                               $64,913    $(56,330)
================================================================================

  In fiscal 1997, the Company's defined benefit pension plans' assets exceeded the accumulated benefit obligation primarily due to its contribution of $48 million of common stock and $10.3 million cash in addition to market gain on plan assets, and therefore no additional minimum liability was recorded. The amounts recorded in fiscal 1996 relating to the plans' underfunded position were reversed in fiscal 1997. At July 31, 1996, the plans' accumulated benefit obligations exceeded plan assets and the additional minimum liability for the Company's defined benefit plans was in excess of the unrecognized prior service costs and net transition obligation and was recorded as a reduction of $26.4 million to shareholders' equity, net of tax benefits of $17.8 million, in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

  The weighted-average discount rate used in determining the present value of the projected benefit obligation was 8.25 percent, 7.75 percent, and 8.25 percent for the years ended July 31, 1997, 1996, and 1995, respectively. For compensation-based plans, the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation and service cost was based upon an experience-related table and approximated 5.0 percent on current salaries through January 1, 1997, in accordance with plan terms. The expected long-term rate of return on plan assets was 9 percent for the periods presented. Plan assets are invested primarily in stocks, bonds, and real estate.

  The Company also has certain defined contribution plans covering most employees. Expenses for these plans amounted to $3.8 million, $3.5 million, and $2.8 million in fiscal 1997, 1996, and 1995, respectively.

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

  Post-retirement benefit costs, net of expected retiree contributions, included the following components (in thousands):

                                                       Year ended July 31,
--------------------------------------------------------------------------------
                                                    1997       1996      1995
--------------------------------------------------------------------------------

Service cost - benefits attributed to service
  during the period                                $  106      $ 125      $  146
Interest cost on accumulated post-retirement
  benefit obligation                                  371        419         408
Net amortization and deferral                         (10)        13          32
--------------------------------------------------------------------------------
Net periodic post-retirement benefit cost          $  467      $ 557      $  586
================================================================================

  The liability for post-retirement health care benefits included the following components (in thousands):

                                                                  July 31,
--------------------------------------------------------------------------------
                                                              1997        1996
--------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation:
 Retirees                                                    $1,840      $2,660
 Fully eligible active plan participants                        310         236
 Other active plan participants                               2,058       2,159
Unrecognized net loss                                           421        (380)
--------------------------------------------------------------------------------
Liability for post-retirement health care benefits           $4,629      $4,675
================================================================================

  The accumulated post-retirement benefit obligation was determined using weighted average discount rates of 8.25 percent, 7.75 percent, and 8.25 percent, respectively, for the years ended July 31, 1997, 1996, and 1995. The plan is unfunded. Each year the Company funds the benefits paid.

Note 10 - Shareholders' Equity

  The Company has not paid a cash dividend since 1975 and is restricted from paying cash dividends by covenants within its primary loan agreements.

  The Company's stockholder rights plan generally entitles the holder of each right to purchase one one-hundredths of a share of Series C preferred stock, $1 par value, from the Company for $100, subject to adjustment. A right is included with, and attaches to, each share of common stock issued and expires on August 25, 1999, and is redeemable by the Company. The rights become exercisable and separate from the common stock under certain circumstances -- generally when a person or group of affiliated or associated persons has acquired or obtained the right to acquire 15 percent or more of the Company's outstanding voting stock or has made a tender offer to acquire 15 percent or more of such voting stock. Under certain circumstances, each right would entitle the holder to purchase a certain number of the Company's common stock at one-half of fair market value.

  In May 1993, in connection with certain amendments to the financial covenants of its principal financing agreements, the Company issued warrants to certain lenders. The warrants are exercisable for 600,000 shares of common stock at $9.00 per share and expire in August 2000.

  Authorized, unissued shares of common stock were reserved for the following:

                                                           July 31,
--------------------------------------------------------------------------------
                                                       1997        1996
--------------------------------------------------------------------------------
Various stock plans                                  3,598,978   3,983,911
Conversion of subordinated debentures and notes      4,577,318   4,579,732
Warrants                                               600,000     600,000
--------------------------------------------------------------------------------
                                                     8,776,296   9,163,643
================================================================================

Note 11 - Stock Based Plans

  The Company's 1995 Stock Incentive Plan provides that qualified employees are eligible to receive stock options and various other stock-based awards. Subject to certain adjustments, the plan provides that up to 1,800,000 shares of common stock may be sold or issued under the plan. The terms and conditions of the stock-based awards are determined by a Committee of the Board of Directors on each grant date and may include provisions for the exercise price, expiration, vesting, restriction on sale and forfeiture, as applicable. Under the terms of the plan, the Company may not change the exercise price of or replace any stock option previously granted (except pursuant to certain plan adjustments), nor grant an option with an exercise price less than 100 percent of the fair market value of the underlying common stock on the date the Committee approves such stock option. Restricted shares purchased under the plan are subject to restrictions on sale or disposal, which lapse in varying installments from one to ten years. During fiscal 1997, 63,728 restricted shares were awarded to employees.

  The Company's 1982 Stock Option Plan and the 1989 Stock Incentive Plan, under both of which no future options will be granted, provided for the issuance of non-qualified stock options at the market price of the Company's common stock at the date of grant. The options become exercisable in installments from one to six years after date of grant and expire ten years from date of grant. Under the 1989 Stock Incentive Plan, restricted shares purchased under the plan are subject to restrictions on sale or disposal, which lapse in varying installments from one to ten years. During fiscal 1996, 26,076 shares were awarded to various employees. At July 31, 1997, there were no shares available for grants under these plans.

  The Company has a director stock plan under which non-employee directors are automatically granted, on the first business day following the annual meeting of shareholders, an option to purchase 1,000 shares of common stock. The option exercise price is equal to the fair market value of the stock on the date the option is granted. Options granted under the plan generally become exercisable six months after the date of grant and expire ten years from the date of grant. Subject to certain adjustments, the plan provides that up to 100,000 shares of common stock may be sold or issued under the plan. As a result of previous option grants under the plan, 30,000 shares remained available for grant at July 31, 1997.

  The Company also has a stock compensation plan for non-employee directors pursuant to which the Company will issue or deliver to each such director, in partial consideration for the services rendered by such director during the Company's prior fiscal year, 250 shares of the Company's common stock, subject to certain adjustments. The shares will be issued or delivered on the date of the first meeting of the Board of Directors that occurs after the end of each fiscal year.

  Under the various stock option plans, outstanding options for 2,383,500 and 2,035,452 shares of common stock were exercisable with weighted-average exercise price of $17.015 and $17.479 as of July 31, 1997, and 1996, respectively. Activity in these stock option plans for the three years ended July 31, 1997, is summarized as follows:

                                                               Weighted-Average
                                                  Options        Exercise Price
--------------------------------------------------------------------------------
Balance Outstanding at July 31, 1994             2,723,044           $16.618

  Granted                                           19,000             9.717
  Relinquished                                      (7,180)           25.812
  Forfeited                                        (44,300)           17.861
  Exercised                                        (26,000)           10.889
--------------------------------------------------------------------------------
Balance Outstanding at July 31, 1995             2,664,564           $16.588

  Granted                                        1,123,936            16.120
  Relinquished                                     (77,465)           27.470
  Forfeited                                        (47,667)           19.026
  Exercised                                       (394,707)           11.845
--------------------------------------------------------------------------------
Balance Outstanding at July 31, 1996             3,268,661           $16.686

  Granted                                          281,705            21.265
  Relinquished                                     (34,200)           28.402
  Forfeited                                        (33,500)           21.938
  Exercised                                       (287,005)           13.368
--------------------------------------------------------------------------------
Balance Outstanding at July 31, 1997             3,195,661           $17.207
================================================================================

  The following table summarizes information about stock options outstanding at July 31, 1997.

                                        Options Outstanding         Options Exercisable
-----------------------------------------------------------------------------------------
                                      Weighted-
                                       Average      Weighted-                 Weighted-
                                      Remaining      Average                   Average
 Range of Exercise                   Contractual     Exercise                  Exercise
       Price          Shares         Life (Yrs.)       Price       Shares       Price
-----------------------------------------------------------------------------------------
   $8.50 to $13.49     968,166           5.0          $10.47       912,166      $10.53
  $13.50 to $18.49   1,018,565           7.6           15.18       646,941       15.14
  $18.50 to $23.49     829,780           6.1           21.39       445,243       21.37
  $23.50 to $28.49      17,500           2.8           25.49        17,500       25.49
  $28.50 to $33.49     361,650           1.4           30.95       361,650       30.95
-----------------------------------------------------------------------------------------
                     3,195,661                                   2,383,500
=========================================================================================

  The Company's accounting for stock-based plans is in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." For stock options granted, the option prices is not less than the market value of shares on the grant date; therefore, no compensation expense has been recognized for fixed stock option plans.

  Had compensation expense for the Company's stock-based plans been accounted for using the fair value method prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been as follows:

                                                              1997       1996
--------------------------------------------------------------------------------
                                                                      (restated)
Net earnings (loss) as reported                             $(6,022)     $22,287
Pro forma net earnings (loss) under SFAS No. 123            $(7,619)     $21,552

Earnings (loss) per share as reported                       $ (0.24)     $  1.07
Pro forma earnings (loss) per share under SFAS No. 123      $ (0.30)     $  1.04
================================================================================

  As required by SFAS No. 123, the Company has determined the weighted-average fair value of each option granted in fiscal 1997 and 1996 to be $10.38 and $7.58, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively; risk-free interest rates of 6.6 percent and 5.6 percent; no expected dividends; expected volatility of 43.8 percent and 43.1 percent; and expected lives of 5.3 years for both years.

  The effects of applying SFAS No. 123 in the above pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards granted prior to fiscal 1996.


Note 12 - Charge for MD-90, Loss on Sale of Aircraft Leasing Subsidiary, and Impairment Write-down

  The Company entered into a contract with International Aero Engines to produce nacelles for McDonnell Douglas' MD-90 aircraft in 1990. Under the terms of the contract, the Company agreed to recover its preproduction costs, and the higher than average production costs associated with early production shipments, over a specified number of deliveries. In light of the wide market acceptance of the MD-80 series, which was the predecessor aircraft, the Company believed sufficient MD-90 aircraft would be sold to allow it to recover its costs.

  Over the last year, however, a series of developments created market uncertainties regarding future sales of the MD-90 aircraft. The most significant of these developments included: McDonnell Douglas' termination of the MD-XX contract and the doubts this action raised regarding McDonnell Douglas' continued presence in the commercial aircraft industry; the decision of several large airlines that have traditionally operated McDonnell Douglas aircraft to order aircraft that compete with the MD-90; the announced (and subsequently completed) acquisition of McDonnell Douglas by The Boeing Company, which produces a family of competing aircraft; the announcement by Delta Airlines, launch customer for the MD-90, of its intent to replace its existing fleet of MD-90s and to seek a business resolution with McDonnell Douglas with respect to its remaining orders for the aircraft; and the lack of significant MD-90 orders during the past year.

  In the recognition of these developments, the Company reduced its estimates of future MD-90 aircraft deliveries in the second quarter of fiscal 1997 to include only deliveries which were supported by firm orders, options, and letters of intent for the aircraft. During the fourth quarter of fiscal 1997, the Company further reduced its market estimate of future MD-90 sales to existing firm aircraft orders (excluding firm orders from Delta Airlines). Based on its reduced estimate of future aircraft deliveries, the Company now believes that future MD-90 sales will not be sufficient to recover its existing contract investment plus the costs it will be required to spend in the future to complete the contract. As a result, the Company realized an $84.5 million operating loss on the contract in fiscal 1997 (which included a $10.4 million increase in the loss as a result of the change in accounting). The change in accounting principles adopted in the fourth quarter of fiscal 1997 resulted in $49.3 million of the loss being reported in the second quarter of fiscal 1997 and $35.2 million being reported in the fourth quarter of fiscal 1997. The MD-90 contract accounted for 13.9 percent and 11.2 percent of fiscal 1997 and 1996 sales, respectively.

  During fiscal 1996, the Company negotiated the sale of its aircraft leasing subsidiary, whose principal assets were beneficial interests in two aircraft (an A300 and a DC-10), on lease through 2003 and 2004, respectively. The Company recorded a $5.2 million pre-tax loss as a result of this sale, but retained an interest in the residual value of these assets through which it could recover additional amounts in the future. The Company also recorded a receivable in the amount of $20.1 million (collected in fiscal 1997) and a secured note in the amount of $7.5 million in connection with the sale.

  The Company has been reviewing its long-range site strategy and assessing the facilities necessary to meet its future needs including the potential favorable operating effect of lean manufacturing. During fiscal 1996, the Company recognized a $7.2 million pre-tax impairment write-down on its Arkadelphia, Arkansas facility to its estimated net realizable value. The Company intends to continue to review its site strategy and facilities with respect to its current and projected needs.

Note 13 - Discontinued Operations

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

                                  Year ended July 31,
-------------------------------------------------------------
                                         1995
-------------------------------------------------------------
Net sales                               $22,287

Income before taxes                       6,486
Taxes on income                           2,607
-------------------------------------------------------------
Net income                              $ 3,879
=============================================================
Net income per average share
  of common stock                       $  0.21
=============================================================

Note 14 - Quarterly Results of Operations (Unaudited)

(In thousands except for per share data)

                                                                 Year ended July 31, 1997
-----------------------------------------------------------------------------------------------------
                                                        1st          2nd          3rd          4th
-----------------------------------------------------------------------------------------------------
                                                     (restated)   (restated)   (restated)
Sales                                                 $201,905     $213,274     $249,308    $279,870

Cost & expenses                                        172,621      182,238      212,761     230,071

Charge on MD-90 contract                                    --       49,357           --      35,184

General and administrative expenses                      7,447        6,352        7,127       6,778

Income (loss) from operations                           21,837      (24,673)      29,420       7,837

Income (loss) before extraordinary items                 6,787      (20,769)      11,774      (1,160)

Loss from extraordinary item - net of tax                   --           --           --      (2,654)

Net income (loss)                                        6,787      (20,769)      11,774      (3,814)

Primary earnings (loss) per average share
    of common stock                                   $   0.29     $  (0.79)    $   0.45    $  (0.15)

Fully diluted earnings (loss) per average share
    of common stock                                   $   0.28     $  (0.79)    $   0.43    $  (0.15)
=====================================================================================================

Proforma quarterly results (prior to accounting change as described in Note 2)

                                                                 Year ended July 31, 1997
-----------------------------------------------------------------------------------------------------
                                                        1st          2nd          3rd          4th
-----------------------------------------------------------------------------------------------------
Sales                                                $201,905     $213,274     $249,308     $279,870

Cost and expenses                                     178,354      188,700      214,360      241,738

Charge on MD-90 contract                                   --           --           --       74,105

General and administrative expenses                     7,447        6,352        7,127        6,778

Income (loss) from operations                          16,104       18,222       27,821      (42,751)

Income (loss) before extraordinary items                3,358        4,883       10,818      (31,411)

Loss from extraordinary item - net of tax                  --           --           --       (2,654)

Net income (loss)                                       3,358        4,883       10,818      (34,065)

Primary earnings (loss) per average share
    of common stock                                  $   0.14     $   0.19     $   0.42     $  (1.30)

Fully diluted earnings (loss) per average
    share of common stock                            $   0.14     $   0.18     $   0.39     $  (1.30)
====================================================================================================

(In thousands except for per share data)

                                                                                    Year ended July 31, 1996
----------------------------------------------------------------------------------------------------------------------------
                                                                            1st          2nd          3rd          4th
----------------------------------------------------------------------------------------------------------------------------
                                                                         (restated)   (restated)   (restated)   (restated)
Sales                                                                     $150,400     $180,702     $203,711     $236,001

Cost and expenses                                                          136,015      144,596      170,377      191,626

Loss on sale of aircraft subsidiary
 and impairment write-down                                                       -            -            -       12,395

General and administrative                                                   6,728        5,247        7,336        7,922

Operating income                                                             7,657       30,859       25,998       24,058

Net income (loss)                                                           (2,199)       8,861        8,576        7,040

Primary earnings (loss) per average share
 of common stock                                                         $   (0.12)     $  0.45     $   0.38     $   0.31

Fully diluted earnings (loss) per average share
 of common stock                                                         $   (0.12)     $  0.42     $   0.36     $   0.30
==========================================================================================================================

Pro forma quarterly results (prior to accounting change as described in Note 2)

                                                                                     Year ended July 31, 1996
----------------------------------------------------------------------------------------------------------------------------
                                                                          1st          2nd          3rd          4th
----------------------------------------------------------------------------------------------------------------------------
Sales                                                                   $150,400     $180,702    $203,711     $236,001

Cost and expenses                                                        131,533      159,071     177,810      206,057

Loss on sale of aircraft Subsidiary
    and impairment write-down                                                  -            -           -       12,395

General and administrative                                                 6,728        5,247       7,336        7,922

Operating income                                                          12,139       16,384      18,565        9,627

Net income (loss)                                                            482          205       4,130       (1,589)

Primary earnings (loss) per average share
    of common stock                                                     $   0.03     $   0.01    $   0.19     $  (0.07)

Fully diluted earnings (loss) per average share
    of common stock                                                     $   0.03     $   0.01    $   0.18     $  (0.07)
========================================================================================================================

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

  The Company maintains a system of internal accounting controls designed and intended to provide reasonable assurance that assets are safeguarded, transactions are properly executed and recorded in accordance with management's authorization, and accountability for assets is maintained. The system is continuously monitored by direct management review, by internal auditors who conduct an extensive program of audits, and by independent auditors in connection with their annual audit.

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

  The Audit and Ethics Committee of the Board of Directors is composed of five outside directors. This committee meets periodically with management, the internal auditors, and the independent accountants to review accounting, reporting, auditing, internal control, and ethics matters. The committee has direct and private access to both internal and external auditors and held five meetings during fiscal 1997.



L. A. Chapman                             R. H. Rau
Senior Vice President and                 President and Chief Executive Officer
Chief Financial Officer



A. L. Majors
Vice President and Controller
(Chief Accounting Officer)

================================================================================

Independent Auditors' Report

To the Shareholders and Board of Directors of Rohr, Inc.



  We have audited the accompanying consolidated balance sheets of Rohr, Inc. and its subsidiaries as of July 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rohr, Inc. and its subsidiaries as of July 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the Consolidated Financial Statements, in fiscal 1997 the Company changed its accounting principle related to long-term contracts and retroactively restated the fiscal 1996 and 1995 financial statements for the change.

================================================================================
San Diego, California

September 11, 1997

================================================================================
SELECTED FINANCIAL DATA
(in thousands except for per share data, number of employees, percentages, and ratios)

                                                                          Year ended July 31,
---------------------------------------------------------------------------------------------------------------------
                                                     1997          1996          1995          1994          1993
---------------------------------------------------------------------------------------------------------------------
                                                                (restated)    (restated)    (restated)    (restated)
Results of continuing operations :
   Sales                                          $  944,357    $  770,814    $  805,000    $  918,141    $1,149,503
   Operating income (1)                           $   34,421    $   88,572    $   84,226    $   79,911    $    4,887
   Operating profit margin (1)                           3.6%         11.5%         10.5%          8.7%          0.4%
   Income (loss)                                  $   (3,368)   $   22,278    $   20,211    $   23,341    $  (26,488)
   Primary earnings (loss) per average share
     of common stock                              $    (0.13)   $     1.07    $     1.11    $     1.29    $    (1.48)

   Cash dividends per share of
     common stock                                          -             -             -             -             -
====================================================================================================================
Financial Position at July 31:
   Total assets                                   $  883,978    $  932,940    $  897,930    $  966,519    $  908,785
   Indebtedness                                      424,395       507,443       554,777       588,990       531,608
   Net financings (2)                                440,428       480,828       520,970       537,567       601,669
   Shareholders' equity                              246,280       175,617        97,321        56,581        73,242
   Debt-to-equity ratio                               1.72:1        2.89:1        5.70:1       10.41:1        7.26:1
   Return on average equity                                -          16.3%         29.8%         39.4%            -
   Book value per common share                    $     9.72    $     7.86    $     5.39    $     3.14    $     4.07
   Number of full-time employees
     at year end                                       4,600         3,800         4,000         4,900         6,500
   Backlog                                        $1,500,000    $1,200,000    $1,000,000    $1,200,000    $1,400,000
=====================================================================================================================

(1) Operating income and operating profit margin was adversely impacted by certain items and special provisions of $84.5 million in fiscal 1997, $12.4 million in fiscal 1996, $7.9 million in fiscal 1994, and $25.0 million in fiscal 1993.

(2) Net financings include indebtedness plus the receivables sales program (which is reflected as a reduction to accounts receivable) and two sale-leaseback transactions (accounted for as operating leases), reduced by cash, including cash equivalents, and short-term investments. (See Notes 3 and 7 of the Notes to the Consolidated Financial Statements.)